Exhibit 96.1

Level 9, 80 Mount Street
North Sydney, NSW 2060
Australia

Tel: 612 9954 4988
Fax: 612 9929 2549
Minerals Industry Consultants	Email: bdaus@bigpond.com

13 May 2022

Mr Mick McMullen

Chief Executive Officer

Metals Acquisition Corp.

425 Houston Street

Suite 400

Fort Worth, TX 76102

mick.mcmullen@metalsacqcorp.com

Dear Sir

INDEPENDENT TECHNICAL REVIEW

SEC REGULATION S-K TECHNICAL REPORT SUMMARY

CSA COPPER MINE – NEW SOUTH WALES - AUSTRALIA

REPORT FOR METALS ACQUISITION CORP.

BEHRE DOLBEAR AUSTRALIA PTY LIMITED

1.0           INTRODUCTION

Metals Acquisition Corp. (“MAC” or “the Company”) announced on 17 March 2022 that it had entered into a definitive sale and purchase agreement (“Transaction Agreement” or “purchase agreement”) with Glencore Operations Australia Pty Limited, a wholly-owned subsidiary of Glencore plc (“Glencore”), for the acquisition of the CSA Copper Mine (“CSA” or “CSA Copper Mine”) in Cobar in central western New South Wales (“NSW”), Australia (Figure 1).

CSA is an established, high grade, producing, underground copper mine that is expected to produce more than 40 thousand tonnes (“40kt”) of copper in concentrate in 2022, with an estimated current mine life in excess of 15 years. In 2021 CSA produced 41kt of payable copper and 459 thousand ounces (“koz”) of payable silver, at an all-in sustaining cash cost of US$1.72 per pound (“lb”) of copper, before silver credits.

The Transaction will be implemented by the acquisition by MAC’s wholly-owned subsidiary Metals Acquisition Corp. (Australia) Pty Ltd of the issued share capital of Cobar Management Pty Limited (“CMPL”), a wholly-owned subsidiary of Glencore, which owns CSA.

MAC has advised that it intends to file a preliminary and definitive proxy statement with the United States Securities and Exchange Commission (“SEC”) on the proposed Business Combination with CSA. MAC has requested that Behre Dolbear Australia Pty Limited (“BDA”) undertake an independent technical review and provide an independent technical report summary in accordance with SEC Regulation S-K Technical Report Summary (“S-K Report”) requirements, to accompany the SEC filing for the information of MAC’s shareholders.

BDA is a mineral industry consulting group, specialising in Independent Technical Expert due diligence reviews, valuations and technical audits of Mineral Resources and Ore Reserves, mining and processing operations, project feasibility studies, and Independent Engineer work on project development, construction, and certification. BDA specialises in review and due diligence work for companies and financial institutions. BDA is typically engaged to undertake independent expert reviews, to provide advisory services and to monitor a company’s or financial institution’s interests through the design, construction, commissioning, and ramp-up phases of a project.

Denver	New York	Toronto	London	Guadalajara	Santiago	Sydney

144° 00'
146° 00'
148° 00'
28° 00'
30° 00'
32° 00'
34° 00'
36° 00'
N
Queensland
AUSTRALIA
NORTHERN TERRITORY
QUEENSLAND
WESTERN AUSTRALIA
SOUTH AUSTRALIA
N.S.W
A.C.T.
VICTORIA
Darwin
Brisbane
CSA Mine
Perth
Adelaide
Sydney
Melbourne
Tasmania
Hobart
0
2000
Kilometres
Bourke
Walgett
Narrabri
Armidale
Tamworth
Endeavor Mine
CSA Mine
EL 5693
EL 5983
EL 6140
Tritton Mine
Nyngan
Cobar
Peak Mine
EL 6739
EL 6501
250 Kms to Broken Hill
EL 6223
Nymagee
Hera Mine
Dubbo
EL 6907
Condobolin
For Detail See Fig 2
Parkes
Orange
Bathurst
Newcastle (Port Waratah)
New South Wales
Sydney
Griffith
Wollongong
Goulburn
Wagga Wagga
Australian Capital Territory
Canberra
Albury
Victoria
0
200
Kilometres
LEGEND
CSA Mine Tenements
Joint Venture Tenements
Tenements Royalty Interest Only
CSA Mine
Significant Gold/Base Metal Mines
Towns
Main Roads
Railway

Metals Acquisition Corp.	CSA Mine

Figure 1	LOCATION PLAN
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SEC S-K Independent Technical Report Summary - CSA Copper Mine, Australia - MAC	May 2022
Behre Dolbear Australia Pty Ltd	Page 3

The parent company, Behre Dolbear and Company Inc. has operated continuously as a mineral industry consultancy since 1911, and has offices or agencies in Denver, New York, Toronto, Vancouver, London, Hong Kong and Beijing, as well as Sydney. Behre Dolbear has over 60 Associates and Consultants covering a wide range of technical expertise and with experience in most parts of the world. BDA is the Australian affiliate and was founded in 1994. BDA operates independently, using primarily Australian-based consultants, but using overseas specialists where appropriate. BDA has acted on behalf of numerous international banks, financial institutions and mining clients and is well regarded as an independent expert engineering consultant in the minerals industry.

BDA is independent of MAC and Glencore and has no interests in the companies or assets described in this report. BDA will receive its normal consulting fees and expenses for undertaking this review.

BDA visited the CSA site and reviewed technical data and reports made available by Glencore in its virtual dataroom (“VDR”) and provided by MAC. All plans for mining operations, future plans, potential, forecasts, projections, and estimates of Mineral Resources and Ore Reserves are forward looking statements. BDA considers this report and its conclusions provide a fair and reasonable assessment of the CSA mine operations, future plans, and potential, however, the report does not constitute a legal or technical audit. BDA has used appropriately experienced consultants in the due diligence review and Glencore and MAC have confirmed that the information supplied is complete and not misleading. However, any forecasts and projections cannot be assured and factors both within and beyond the control of MAC could cause the actual results to be materially different from BDA’s assessments and the projections contained in this report.

The sole purpose of this BDA report is for use by the Directors, Executive Officers and Shareholders of MAC and should not be used or relied upon for any other purpose. Neither the whole nor any part of this report nor any reference thereto may be included in or with or attached to any document or used for any other purpose, without our written consent to the form and context in which it appears.

BEHRE DOLBEAR

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BEHRE DOLBEAR

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Behre Dolbear Australia Pty Ltd		Page 5

15.0	CAPITAL COSTS	66
15.1	General	66
15.2	Capital Works	66
15.3	Capital Cost Estimates	66
15.4	Capital Projects - Status	67
16.0	OPERATING COSTS	69
16.1	Overview	69
16.2	Mine Operating Costs	69
16.3	Process Operating Costs	71
16.4	General and Administration Costs	71
16.5	Realisation Costs and Offsite Costs	71
17.0	RISKS AND OPPORTUNITIES	73
17.1	Project Risks	73
17.2	Risk Mitigation Factors	76
17.3	Project Opportunities	77
18.0	STATEMENT OF CAPABILITY	78
19.0	INDEPENDENCE, RELIANCE, LIMITATIONS AND CONSENT	80
19.1	Statement of Independence	80
19.2	Reliance Statement	80
19.3	Limitations and Consent	80

APPENDIX 1 – GLOSSARY - ABBREVIATIONS USED		81
APPENDIX 2 - SOURCES OF INFORMATION/REFERENCES		83

BEHRE DOLBEAR

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2.0	EXECUTIVE SUMMARY

2.1	Project Overview, Property Description, Ownership, Permitting

The CSA Copper Mine is located in western New South Wales, 11 kilometres (“km”) northwest of the town of Cobar and 600km west-northwest of Sydney (Figure 1). All-weather access to the mine is provided via sealed highways and public roads, and the mine is linked by rail to the ports of Newcastle and Port Kembla, a suburb of Wollongong, from where the copper concentrate product is exported.

Cobar is serviced by a sealed airstrip with commercial flights to and from Sydney. The project is well served by existing infrastructure which includes power supply, water supply, site buildings, and service facilities. Power is supplied to the site from the state energy network via a 132 kilovolt (“kV”) transmission line. A 22kV line is also connected to the site and is available for limited supply in emergencies. The state energy network is supplied by a mix of conventional and renewable power generation. Further backup power for the site is supplied by diesel power generators.

The majority of the water supply for the operation is provided by the Cobar Water Board from a weir on the Bogan River at Nyngan (Figure 1) through a network of pumps and pipelines. Additional water is available from tailings water recycling, surface water capture, and an installed borefield.

The CSA mine has a long operating history, with copper mineralisation first discovered in 1871. Early development commenced in the early 1900s, focussing on near surface mineralisation. In 1965, Broken Hill South Limited developed a new mechanised underground mining and processing operation, with new shafts, winders, concentrator, and infrastructure; subsequently, it operated under several different owners, until the property was acquired by Glencore in 1999. The direct owner and operator of the mine is Cobar Management Pty Ltd (CMPL), a wholly owned subsidiary of Glencore and the entity to be acquired by MAC.

CMPL holds a Mining Lease (CML5) over the CSA deposit, surrounded by two Exploration Licences EL5693 and 5983 (Figure 2). CMPL also has joint venture exploration interests in exploration areas to the south of Cobar (Figure 2). CML5 covers an area of approximately 24.7 square kilometres (“km2”), while the surrounding ELs 5693 and 5983 cover approximately 366km2.

The underground mine is serviced by two hoisting shafts and a decline. Ore is produced principally from two steeply dipping underground mineralised systems, QTS North (“QTSN”) and QTS Central (“QTSC”) from depths generally between 1,500- 1,800 metres (“m”) below surface (Figure 3). The current depth of the decline is around 1,800m. CMPL mining operations average around 1.1 million tonnes of ore per annum (“Mtpa”). The ore is crushed underground, hoisted to surface, and milled and processed through the CSA concentrator. In 2021 the CSA mine produced 157kt of concentrate grading 26% copper (“Cu”) containing 41kt of copper.

The CSA mine has a current estimated mine life in excess of 15 years. CMPL has all necessary approvals and permits in place for its ongoing operations. The statutory development approvals and licences are well established. Based on current State government mining policies and legislative requirements, BDA does not anticipate any significant issues or challenges with continuing the current operations or with seeking future permitting or approval amendments.

2.2	Geology, Exploration, Mineral Resources and Ore Reserves

The CSA deposit is located within the Cobar mineral field in the Cobar Basin, a north- south mineralised belt containing copper, gold, and lead-zinc mineralisation, with five currently operating mines within 80km of Cobar (Figure 2). Mineralisation at the CSA mine is hosted within the Silurian-age CSA Siltstone, a steeply dipping sequence of interbedded siltstones and sandstones. Mineralisation is associated with north-south faulting and northwest cross cutting structures; studies indicate that reactivation of the faults played a significant role in providing fluid pathways for mineralising fluids and dilational zones for the formation of the mineral deposits.

The CSA mineralisation occurs in five known systems: Eastern, Western, QTS North, QTS Central and QTS South (“QTSS”) (Figure 3). Within these systems multiple lenses occur; lenses are typically 5-30m wide, with relatively short strike lengths (<300m) but significant down plunge extent of up to 1000m. Not all the systems extend to surface; QTSN which accounts for the bulk of the current production tonnes is developed from 600m depth while QTSC is developed from a depth of around 1,200m.

The dominant copper sulphide is chalcopyrite (CuFeS2); silver is also present as acanthite (Ag2S).

The project has significant exploration potential both in the immediate vicinity of the mine and within the broader tenement package. All the principal lodes remain open down dip with the deepest drill intersection currently at around 2,200m. Magnetic and electromagnetic surveys have identified a number of targets along strike of the known CSA lodes, both within the Mining Lease and the surrounding Exploration Licences.

BEHRE DOLBEAR

350 000 E
400 000 E
450 000 E
6 550 000 N
6 500 000 N
6 450 000 N
6 400 000 N
6 350 000 N
N
Endeavor Mine
Kidman Way
EL 5693
EL 5983
MPL 1093
MPL 1094
CSA Mine
CML5
Tritton Mine
Cobar
Barrier
Highway
Airport
Peak Mine
Hermidale
EL 6739 (Horseshoe)
EL 6140 (Restdown)
EL 6501 (Restdown South)
The Wool Track
Nymagee
Hera Mine
EL 6223 (Shuttleton)
Kidman Way
EL 6907
Mt Hope North
EL 6907
Mt Hope South
LEGEND
CSA Mining Lease
CSA Mine Tenements
Joint Venture Tenements with AuriCular Mines
Oxley Exploration Tenements Royalty Interest Only
Significant Gold/Base Metal Mines
Towns
Main Roads
Roads
Railway
0
50
Kilometres

Metals Acquisition Corp. *CSA Mine*

Figure 2	CSA MINE TENEMENTS AND JOINT VENTURE TENEMENTS
BDA - 0230-01-April 2022	Behre Dolbear Australia Pty Ltd

3000 N
3500 N
4000 N
Western
Eastern
6000 E
Shaft No.1
Shaft No.2
QTS North
QTS Central
QTS South
0
500
Metres
SOUTH
NORTH
QTS South
9000 RL
Western and Eastern
QTS Central
Middle Up and Down Centre-Out
QTS Central
8500 RL
Top-Down Centre-Out
QTS North
LEGEND
NSR US $/t
0 - 46
46 - 148
148 - 178
178 - 195
195 +
0
500
Metres

Metals Acquisition Corp. *CSA Mine*

Figure 3	PLAN AND LONG SECTION - MINERALISED SYSTEMS
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Current Mineral Resources at CSA have been independently estimated by Cube Consulting Pty Ltd (“Cube”), engaged by MAC to undertake an independent Qualified Persons (“QP”) review. The March 2022 Cube Mineral Resource estimate is shown in Table 2.1.

Table 2.1

Cube Independent Mineral Resource Estimate - March 2022

System	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	4.0	5.75	232	24	3.05
	Indicated	4.1	4.99	203	20	2.66
	Meas + Ind	8.1	5.37	435	22	5.71
	Inferred	5.2	5.2	272	20	3.30
	Total	13.3	5.32	707	21	9.01

Note: geological mineralisation boundaries defined at a nominal 2.5% Cu cut off; g/t = grams per tonne; totals subject to rounding

Cube independently reviewed CMPL’s previous in-house resource estimate and confirmed that there were no material issues or differences identified, other than applying a more appropriate re-categorisation of some of the CMPL ore blocks from Inferred to Indicated and from un-classified to Inferred. Annual mine reconciliations comparing tonnes and grade of ore mined with tonnes and grade of resource depleted confirm the reasonableness of the resource estimates.

Approximately 80% of the current resource tonnage and contained copper lies within the QTSN and QTSC systems.

CMPL produces an annual Ore Reserve estimate, based on actual stope designs incorporating mining losses and mining dilution. The Ore Reserve, in accordance with the Australasian Joint Ore Reserve Committee (“JORC”) Code, is based on Measured and Indicated resources only. CMPL’s December 2021 Ore Reserve estimate is shown in Table 2.2.

Table 2.2

CSA Ore Reserve Estimate - December 2021

System	Reserve	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
All Systems	Proven	4.2	4.0	168	16	2.2
	Probable	2.6	3.6	94	15	1.2
	Total	6.8	3.8	262	16	3.4

Note: Ore Reserves reported at a Stope breakeven cut off of 2.2% Cu and a Development breakeven cut off of 1.0% Cu; totals subject to rounding

BDA notes that while the Ore Reserve estimate provides a good guide to the ore available for mining in the short term, approximately five years, it does not provide a useful guide to the long-term Life of Mine (“LOM”) production potential. This is because the estimated Ore Reserve is limited to estimated Measured and Indicated resources only, and given the steeply dipping lodes at significant depth, it is not practical to drill out the down dip lode extensions to the level required for an estimated Measured or Indicated resource status until mine development progresses to a depth where additional underground drill set-up locations are available. While Cube has recently updated the Mineral Resource estimate, the estimated Ore Reserve will be reviewed and updated as part of the standard 2022 Year End updates. The CSA mine currently has a significant backlog of around 17,000m of unlogged and un-assayed drill core (primarily due to external Covid-19 impacts), and it is understood that MAC will be targeting the incorporation of these results in updated resource and reserve estimates.

To provide a better guide to the LOM potential, CMPL produces annually a LOM Mining Inventory which includes, as well as estimated Measured and Indicated resources, estimated Inferred resources and non-classified estimates of material (extensions, mostly down dip, of known mineralisation or areas too sparsely drilled to allow categorisation as an Inferred resource). CMPL’s latest estimated Mining Inventory, covering mining operations for the years 2022 to 2036, is shown in Table 2.3.

Given that much of this estimated material, particularly in the latter years, is based on relatively sparse drilling or extrapolation of data, the estimated Mining Inventory is of significantly higher risk than the estimated Ore Reserve. However, there is a reasonable expectation that as development extends in depth, these estimated Inferred resources and other estimated lens projections will be progressively confirmed by drilling and upgraded into higher confidence categories. This expectation is reinforced by the long history of resource replacement as the CSA mine has extended in depth.

BEHRE DOLBEAR

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Table 2.3

CSA Life of Mine Estimated Mining Inventory - 2022 to 2036

System	Material	Tonnes	Cu	Cu Contained	Percentage
	Category	Mt	%	kt	(based on Cu kt)
QTS North	OR/NIR/NC/MNE	12.1	3.7	448	75
QTS Central	OR/NIR/NC	2.1	3.8	80	13
Eastern	OR/NIR/NC	1.4	2.9	41	7
Western	OR/NIR/NC	0.8	2.8	22	4
QTS South	OR/NIR/NC	0.2	4.1	9	1
Total	OR/NIR/NC/MNE	16.6	3.6	599	100

Note: OR = Ore Reserve; NIR = Not in Reserve (Measured, Indicated or Inferred Resources not included in OR); NC = Non-Classified material; MNE material = tonnes and grade based on QTSN mineralised lens projection to 8060mRL; all tonnes and grades inclusive of mining dilution and mining losses; totals subject to rounding.

2.3	Mining

Copper production at the CSA mine is currently mine- constrained. Considerable effort in recent years, and the current capital expenditure programmes underway, are all aimed at maximising ore production as the mine gets deeper. CMPL is targeting future ore production in excess of 1.2Mtpa, but increasing depth introduces additional mining challenges, increased mining costs and also some lowering of delivered grades.

With the mine progressively becoming deeper, rock stresses are increasing, and more ventilation and cooling will be required. In addition, the current resource estimate demonstrates that the ore tonnes per vertical metre are diminishing with depth. It remains to be seen if this situation will improve with further exploration. Importantly, with increasing depth, travel times for employees and equipment increase and issues around ore and waste movement from the lower levels of the mine to the hoisting shaft or distant stope voids (in the case of waste rock) require more closely coordinated planning and management.

The CSA mine uses mechanised long-hole open stoping (“LHOS”) with cemented paste fill (“CPF”) as the preferred mining method. A modified Avoca stoping method has been used successfully in the narrower lenses (principally QTSC). The future dominance of the QTSN orebodies, representing 80% of the currently estimated Ore Reserve, creates some concentration risk. Estimated resources in the other orebodies and remnant areas of the mine create contingent ore sources. One of the critical aspects to achieving production objectives is prioritising and increasing the mine development and available access and drilling and extraction horizons.

The CSA mine appears to have suffered from a somewhat dated and reactive approach to mine planning. What has worked in the past has continued, despite operating and geotechnical conditions become more difficult with depth and with increased ventilation and cooling demands. It would appear that only in recent years have these issues been fully recognised and considered in LOM planning; nevertheless, it is reassuring that planning and change is underway.

Over recent years, there has been a trend towards falling head grade delivered to surface. Undiluted grade reconciliation appears reasonable, but overbreak/underbreak performance and the resulting dilution and ore recovery appear to be worsening, related to more difficult ground conditions, poor stope design and quality of mining. BDA considers that all these factors can be better managed, and steps have been taken to reduce the level interval which should have a positive impact on grade and dilution.

While CSA has committed to a replacement programme for underground trucks and loaders, the utilisation rate for all underground equipment is low. This results in additional costs to keep extra equipment maintained and available; it is suggested that with improved utilisation, fewer pieces of equipment may be needed. Given the increasing ventilation and temperature constraints, consideration should be given to replacing the fleet with battery/electric production trucks and loaders whose lack of exhausts would help to reduce ventilation requirements.

CSA management has recognised that mine planning, sequencing of stoping operations, and supervision are areas needing improvement. It is noted that the underperformance in development and production in 2021 is despite identification of issues in 2020 and actions to mitigate the problems. The lag in capital development will require a concerted commitment and effort to catch up in the coming years.

Despite the combination of geotechnical stress increasing with depth and the cleaved and bedded siltstones, ground conditions at the current base of the mine appear fair. A recent rockfall towards the bottom of the decline, convergence and buckling in some development drives, and issues with a recent vent raise, are not unexpected. Changes to stope design and sequencing as well as positioning of access drives, declines and ventilation infrastructure and ground support practices are all being reassessed in light of the geotechnical conditions, and improvements can and are being made.

BEHRE DOLBEAR

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The mining operation needs to be geotechnically driven; a move to mining quality over quantity is required to match the geotechnical conditions and logistical challenges that come from mining at depth.

BDA supports the ventilation and cooling upgrades planned and underway and considers the Stage 2 upgrade which includes a third return air raise (“RAR”) to be an essential component in improving the efficiency of the ventilation circuit and in supporting a mine life beyond 2036.

2.4	Processing

BDA considers the metallurgical performance at CSA to be good, with consistently high copper recoveries and reasonable copper concentrate grades and payable silver grades. Based on the consistency of ore feed and metallurgy over the years there is no reason to consider this performance will not be maintained.

BDA has not analysed maintenance performance in detail, but it is clear that the grinding mills, especially the Semi Autogenous Grinding (“SAG”) mills, which are around 50 years old, as well as the coarse ore bins (which date from the 1960s), are causing downtime problems. The proposed changeout of the old SAG mill units with new units would return the grinding circuit overall utilisation to 91-93%. With this planned grinding mill update, BDA would expect throughput of 1.4Mtpa to be possible, but notes that mill throughput is still likely to be restrained by the ability of the mining operation to increase the mined ore tonnage.

Availability and utilisation of availability in the existing plant is poor. However, ore delivery from underground has been inconsistent, and the low plant utilisation is partially related to delays in underground ore delivery.

A programme of ongoing refurbishment of the flotation cells is underway and there appear to be few problems with the flotation circuit. Reagent supply is steady, air delivery is good, and the process control system is performing satisfactorily. Normal continuous improvement practices are being encouraged.

CMPL advises that CSA is suffering some recruitment difficulties, typical of remote sites. The site currently has critical maintenance positions which have not been able to be filled for an extended period of time; a number of vacancies are being filled by technical service providers on a contract basis.

2.5	Environment and Community

CMPL operates under a documented Environmental Management System (“EMS”) which forms the basis of environmental management at CSA mine and includes appropriate procedures, standards, and Environmental Management Plans (“EMP”) to ensure all regulatory requirements are met.

BDA has not identified any material flaws with respect to environmental approvals, compliance, or the reporting requirements for the CSA mine. In BDA’s opinion, CMPL has identified potential environmental impacts likely to be associated with the CSA mine operations and has in-place appropriate mitigative design and operational measures to offset these potential impacts.

The Southern Tailings Storage Facility (“STSF”) has been operating consistently, storing approximately 55kt of tailings per month. At this rate, the STSF has capacity to store tailings up to April 2024. The planned future STSF containment raises, Stages 10 and 11, are to be designed within the next 12 months to provide additional storage capacity. Regulatory standards that currently apply to the STSF are Dam Safety NSW, Australian National Committee on Large Dams (“ANCOLD”) and the Glencore Protocol 14. Independent reports confirm that the STSF is well operated with no significant issues in relation to the facility’s integrity.

The decommissioned North Tailings Storage Facility (“NTSF”) adjacent to the northern boundary of the STSF, is excised from the CSA mine lease (CML5) and is owned by the New South Wales government, but its recommissioning is one of the options under consideration for future additional tailings storage capacity.

CMPL’s 2021 estimate of closure costs to immediately rehabilitate the existing disturbance area at CSA mine, if the mine closed today, totals approximately A$69M. In BDA’s opinion, given recent changes in government policy and requirements, this estimate is likely a minimum figure for the closure and rehabilitation costs. However, BDA notes that in practice progressive rehabilitation is typically undertaken over the life of the mine, significantly reducing the final closure cost. On a progressive rehabilitation basis, MAC has estimated a final rehabilitation cost of A$37M.

There is strong community support for the CSA operation and CMPL has a positive working relationship with Cobar Shire Council (“CSC”). This is not unexpected given that the CSA mine is the largest employer in the Cobar region, with approximately 500 employees and contractors.

BEHRE DOLBEAR

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2.6	Production Schedule and Life of Mine Plan

Recent ore production at CSA has averaged around 1.1Mtpa; 2020 mine production was approximately 1.27Mtpa at 3.78% Cu and 2021 production was 1.07Mtpa at 4.04% Cu. Over the last two years COVID-19 labour restrictions, poor ventilation in the lower levels of the mine, and low equipment utilisation rates have all impacted performance.

BDA considers that the improvements to mine ventilation and cooling currently underway, underground truck and loader replacements, and a renewed focus on geotechnically driven mine sequencing and productivity improvements, should allow for some expansion of the annual ore production rates, while maintaining head grades. MAC’s targeted annual production rates of around 1.3Mtpa are considered achievable.

Table 2.4 shows the first four years of the MAC LOM target schedule.

Table 2.4

MAC LOM Production Schedule Summary (first four years)

Description	Unit	2022	2023	2024	2025	Total/Avg
Ore Mined	tonnes	1,261,645	1,313,649	1,336,545	1,309,805	5,221,644
Ore Grade	% Cu	3.48	3.48	3.87	3.72	3.69
Waste Mined	tonnes	263,383	301,827	287,160	253,511	1,105,880
Ore Milled	tonnes	1,261,645	1,269,499	1,371,818	1,318,681	5,221,643
Milled Grade	% Cu	3.48	3.60	3.77	3.70	3.69
Cu Production	tonnes	42,853	44,565	50,455	47,541	185,414
Ag Production	ounces	413,825	460,251	491,839	473,029	1,838,943

Note: assumed process copper recovery of approximately 97%

BDA notes that any lowering of the mined head grade, either through the general trend to lower copper grades over time or potentially through a lowering of the cut-off grade, will need to be offset with higher ore production rates to maintain or increase copper metal delivered to the process plant. Hoisting and processing facilities have the capacity to support the proposed throughputs provided the mining schedule can be achieved.

Future production from the deeper levels within the CSA mine is expected to be impacted by lower tonnes per vertical metre, necessitating higher development metres to maintain production and further ventilation and cooling upgrades, with increased ore and waste haulage from lower levels to the underground crusher station for shaft hoisting. MAC plans to supplement ore production from the lower levels with production from mineralised lodes at shallower depths which have been identified as targets but require to be fully drilled out, plus upper-level remnant ore.

Ventilation upgrades and equipment replacements are being implemented through 2022 and into 2023, and the backlog of capital and stope development is being caught up, however BDA considers that the proposed increases in underground production levels may prove challenging until these programmes are complete.

2.7	Capital Costs

Capital works for which capital costs have been estimated generally comprise:

•	underground mining capital works, including upgrading of the ventilation and cooling facilities, maintenance of fixed and mobile plant, exploration and resource drilling, and replacement of major equipment

•	upgrading the grinding circuit in the concentrator and on-going sustaining capital for the concentrator

•	capitalised underground development

•	rehabilitation of project facilities at the end of the mine life.

The Glencore forecast costs for capital works over the life of the mine, as set out in the Glencore Project Cost Model “Chariot I LOA Cost Model_VDR_Phase II.xlsx”, are summarised in Table 2.5.

Glencore has estimated the forecast capital costs as part of ongoing studies into the necessity for, and the feasibility of the upgrade works, and as part of the Glencore annual budgeting processes and procedures for the sustaining capital works.

Not all of the Glencore estimates and forecasts of capital expenditures are supported by formal basis of estimation documents and detailed estimate backup. However, the information provided by Glencore in relation to the estimates indicates that, for the majority of the significant capital works, the estimates are based on feasibility study standard engineering and unit costs from quotations from prospective suppliers and contractors or historical costs records. The estimating methodology generally meets industry standards for feasibility study capital cost estimates.

BEHRE DOLBEAR

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Table 2.5

CSA Capital Cost Summary

Capital Category	2022	2023	2024	2025	2026	2027-38	Total
	A$M	A$M	A$M	A$M	A$M	A$M	A$M
Underground Capital
Ventilation and Cooling Upgrade	20.7	22.8	8.8				52.3
Maintenance - Mobile Plant	2.6	3.3	3.3	2.9	3.3	12.3	27.8
Maintenance - Fixed Plant	7.1	3.9	3.6	2.6	2.1	11.4	30.8
Geological Drilling	9.1	4.6	2.8	2.6	2.6	2.6	24.1
Other Costs	6.6	4.6	12.9	2.0	2.9	30.1	59.1
Major Equipment: Drills		2.1	2.1	2.1	2.1	2.1	10.4
Major Equipment: FELs			2.8	2.8	2.8	2.8	11.1
Major Equipment: Trucks	11.2	4.8	3.2	4.8	3.2	4.8	32.0
Major Equipment: Other	0.5	2.4					2.9
Underground Capital Subtotal	57.8	48.5	39.5	19.8	18.8	66.1	250.5
Processing Sustaining Capital	8.7	3.8	0.8	0.5		2.1	15.9
Capitalised Development	33.9	43.4	37.9	33.5	30.2	172.5	351.5
Rehabilitation Costs						37.1	37.1
Total	100.4	95.8	78.2	53.8	49.1	277.9	655.1

While accuracy levels are not stated in the Glencore estimates, the methodology and data used for the preparation of the estimates would be expected to result in estimates with an accuracy level of around ±15%; the estimates for the major capital works include contingency allowances of around 10%.

2.8	Operating Costs

Table 2.6 provides a site operating cost summary showing actual CSA operating costs for 2020 and 2021 and forecast operating cost estimates proposed by MAC for the following four years. It is worth noting that 2020 was a site production record with 1.22Mt milled, approximately 10% higher than previous years. A reduced 1.07Mt was milled in 2021; BDA understands that Covid-19 factors had some impact on production performance.

Table 2.6

Site Operating Cost Summary

Description	Unit	2020A	2021A	2022F	2023F	2024F	2025F
Mining	US$M	85.9	83.0	77.3	78.6	80.6	83.3
Processing	US$M	14.1	19.0	15.7	15.9	16.7	16.3
General & Admin	US$M	15.9	22.5	15.3	15.4	15.6	15.9
Total Site Opex	US$M	115.9	124.5	108.3	109.8	112.9	115.5
Total Opex	US$/t ore	94.68	116.87	85.84	83.59	84.47	88.21
Total Opex	US$/t Cu prod	1.14	1.39	1.15	1.12	1.01	1.10

Note: “Opex” = Operating Expenditure; “A” = actual operating costs from the CSA operation; “F” = forecast operating cost developed by MAC; AU$:US$ = 0.70

The MAC forecast operating costs are similar to those forecast by CMPL, with planned productivity improvements in underground production expected to reduce mining costs. BDA recognises that there is opportunity for productivity improvements underground but has some reservations as to the level of savings forecast for 2022 and 2023.

Mining costs are expected to increase over time as mining gets deeper, and if mining tonnages reduce, the high fixed cost component will lead to an overall increase in unit costs per tonne. Declining grade over time will compound any cost increase when considered on a $/lb Cu basis. Productivity improvements will be needed to maintain the current level of unit costs.

BDA considers that the forecast reduction in total direct site operating costs, at the same time that mined tonnages are forecast to increase, may be optimistic, at least in the short term while operational and work cultural changes are made by the new MAC ownership, while additional stoping areas are being developed and until the Stage 1 ventilation upgrades are completed.

TC/RC charges typically vary annually and are subject to supply and demand and variations in copper price. The assumed LOM TC/RC of US$65/wmt and US$0.065/lb Cu respectively, are higher than recent benchmark settlements but low historically and may overestimate net sales revenue to be received by MAC over the long term.

BEHRE DOLBEAR

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2.9	Risks and Opportunities

BDA provides a detailed discussion of Risks and Opportunities in Section 14. The principal risks and opportunities are summarised below:

Risks

•	The LOM plan extends for 15 years but currently estimated Ore Reserves support only approximately six years of operation; the latter years of the LOM plan are based principally on estimated Inferred resources or projections of mineralisation down dip of Inferred resources; while the CSA mine has a long history of resource renewal and exploration success, and while there is good geological evidence of continuity down dip, nevertheless there is a risk that not all the future projections will be realised.

•	Mining is currently taking place at depths down to 1,800m; at these depths, stress levels are significant and good ventilation is required to maintain acceptable temperature levels. Increasing depth will bring added temperature and stress issues to be managed and could impact on ore recoveries and mining efficiencies.

•	Planned capital expenditure is significant, averaging around A$75M per annum over the next five years; it should be recognised that the risk of capital cost overruns in resource projects is always significant, even where, as in this case, the estimating data and methodology are reasonable and appropriate.

•	At present, there are no additional tailings storage area options with planning approval, other than the currently planned Southern Tailings Storage Facility’s Stages 10 and 11 raises. CMPL has commenced preliminary work on potential additional tailings storage areas, including consideration of the currently excised Northern Tailings Storage Facility which may offer an opportunity for further tailings storage.

•	The processing risk is low; there could however be some delays and interruptions associated with the grinding mill installation upgrades, which may temporarily restrict throughput. Processing costs could also be affected by higher energy costs related to higher fuel costs. Shortages of skilled labour have been experienced, necessitating hiring of contract personnel, and this is likely to continue.

•	BDA considers that the forecast reduction in total direct site operating costs, at the same time that mined tonnages are forecast to increase, may be optimistic, at least in the short term while operational and work cultural changes are made by the new MAC ownership, while additional stoping areas are being developed and until the Stage 1 ventilation upgrades are completed.

•	While the impacts of Covid-19 appear to be diminishing, any resurgence or new strains may have further impacts on labour availability, consumable supply and transport logistics.

Opportunities

•	The CSA Mining Lease remains highly prospective for the discovery of additional resources. There is a reasonable probability that additional resources will be defined down plunge of the existing mineralised systems, particularly down plunge of QTSN and QTSC which are both open at depth. Additional targets exist both up dip and down dip of QTSS and north and east of QTSN based on geophysical anomalies and drill intercepts. The potential to prove up additional resources, to both support the LOM plan and to further extend it, is good.

•	A review of historical mining areas suggests that there are remnant unmined areas that could provide additional mineable stopes with only limited development requirements.

•	Geophysical and geochemical anomalies have been identified within the adjacent Exploration Licences, associated with favourable structures and along strike of known mineralisation; there are good prospects that with systematic drilling additional mineralised lenses will be discovered.

•	The Cobar Basin is an established mineral field with five currently operating mines and several recent discoveries. CMPL also has joint venture exploration interests and is well placed to undertake further regional exploration in a prospective Basin.

•	With the installation of the new grinding mills there is potential to increase the plant ore throughput rate and increase concentrate output; however, any such increase will remain dependent on the ability of the mine to deliver the ore, together with availability of process water and energy supply.

BEHRE DOLBEAR

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3.0	CSA COPPER MINE - PROPERTY DESCRIPTION Location

The CSA Copper Mine (latitude 31.40886°S, longitude 145.80013°E) is located 11km northwest of the town of Cobar, in western New South Wales, Australia (Figure 1), approximately 600km west-northwest of Sydney.

Tenements

CMPL has an extensive mineral tenement holding located in the prospective Cobar Basin comprising one Mining Lease (CML5), two Mining Purposes Leases (“MPLs”), two wholly-owned Exploration Licences (“ELs”), two joint venture (“JV”) ELs and three ELs in which CMPL’s interest has recently been converted to a royalty interest (Figures 2 and 4).

CML5 covers an area of approximately 2,474 hectares (“ha”), the MPLs total approximately 30ha, while the surrounding exploration tenements (EL5693 and 5983) cover approximately 366km2. EL5693 and EL5983 are held by CMPL (through subsidiary Isokind Pty Ltd) and surround the CSA mine. In addition, CMPL has a joint venture with AuriCula Mines Pty Limited (“AuriCula”) covering the Shuttleton and Mt Hope Exploration Licence tenements south of Cobar (CMPL 90% interest). CMPL previously held joint venture interests with Oxley Exploration Pty Limited (“Oxley”) in the Restdown, Restdown South, and Horseshoe tenements southeast of Cobar, but these interests have recently been reduced to a royalty-only interest, being a 1% net smelter return interest on any mineral or metallic product.

Table 3.1

CMPL Tenement Holding (March 2022)

Tenement	Area	Granted	Expiry	Status	Details	Holder
CML5	2,474ha	01/12/1993	24/06/2028	Current	CSA Mine	Isokind Pty Ltd (CMPL)
MPL1093	16ha	05/02/1947	05/02/2029	Current	MPL for water harvesting	Isokind Pty Ltd (CMPL)
MPL1094	14ha	05/02/1947	05/02/2029	Current	MPL for water harvesting	Isokind Pty Ltd (CMPL)
EL5693	111 units	08/02/2000	07/02/2027	Current	EL (CSA Regional)	Isokind Pty Limited (CMPL)
EL5983	11 units	30/08/2002	30/06/2027	Current	EL wholly within EL5693	Isokind Pty Limited (CMPL)
EL6223	13 units	05/04/2004	05/04/2023	Current	EL (Shuttleton), JV with AuriCula	AuriCula Mines Pty Limited
EL6907	11 units	11/10/2007	11/10/2027	Current	EL (Mt Hope), JV with AuriCula	Actway Pty Limited (CMPL)
EL6140	24 units	22/10/2003	22/10/2023	Current	EL (Restdown) - royalty interest	Oxley Exploration Pty Ltd
EL6501	15 units	05/01/2006	01/01/2024	Current	EL (Restdown South) - royalty interest	Oxley Exploration Pty Ltd
EL6739	15 units	27/03/2007	27/03/2024	Current	EL (Horseshoe 2) - royalty interest	Oxley Exploration Pty Ltd

Notes: CML = Consolidated Mining Lease; MPL = Mining Purpose Lease; EL = Exploration Licence; ha = hectare; in NSW one EL map unit is one minute of latitude by one minute of longitude or approximately 3km2; both Isokind and Actway are wholly owned subsidiaries of Glencore and application has been made to transfer the Holder of these leases to CMPL

Land Tenure

CML5 occupies portions of five Western Land Leases (Nos. 9565, 731, 13844, 3667, 13844) and Crown Land including parts of the Cobar Regeneration Belt. MPL1093 and MPL1094 occupy Crown Land.

Native Title

The CSA mine lies within the traditional lands of the Ngemba/Ngiyampaa People. A Native Title claim by Ngemba, Ngiyampaa, Wangaaypuwan, and Wayilwan claimants was accepted for registration by the National Native Title Tribunal in April 2012 (NSD38/2019 and NC2012/001). This claim is relevant to the CSA mine operation in that it intersects exploration and mining tenements held by CMPL or subsidiaries.

The claim has not yet been fully determined, but as of September 2021, it has been agreed by parties to the Federal Court proceedings that Native Title has been extinguished over some 89% of land parcels within the Native Title claim area. As Native Title has not been definitively extinguished over all land allotments lying within the boundary of CML5, once the Native Title claim has been determined, it is likely that that the several parties holding interests in the land (including the State of New South Wales and CMPL or its subsidiaries will enter into an Indigenous Land Use Agreement to guide the future use and management of land and water within the Native Title claim area.

BEHRE DOLBEAR

385 000 E
390 000 E
N
MPL 1093
MPL 1094
6 525 000 N
Mine Facilities (see Fig 4)
North TSF
South TSF
Decant Dam
CML5
6 520 000 N
LEGEND
CSA - Mining Lease
Mining Purpose Lease
0
2500
Metres

Metals Acquisition Corp. *CSA Mine*

Figure 4	MINE SITE LAYOUT PLAN
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CSA Mine

CSA is one of Australia’s deepest underground mines, extending to 1.8km in depth and is one of Australia’s highest grade copper operations. Mine production in 2021 totalled approximately 41kt of copper and 459koz of silver (“Ag”) in copper concentrates. Table 3.2 shows the historical production over the last five years. The current mine life extends for 15 years to 2036.

Table 3.2

CSA Mine – Production History 2017-2021

Description	Unit	2017	2018	2019	2020	2021
Ore Mined	kt	1,142	1,004	1,103	1,224	1,066
Ore Grade	% Cu	4.98	4.57	4.01	3.78	3.70
Waste Mined	kt	290	255	346	317	160
Total Material Moved	kt	1,432	1,260	1,450	1,541	1,225
Ore Milled	kt	1,100	1,002	1,105	1,224	1,062
Milled Grade	% Cu	4.98	4.57	4.01	3.84	3.90
Contained Copper	kt	54.8	49.5	44.2	46.9	41.4
Copper Concentrate Tonnes	kt	211.4	171.6	162.9	172.2	157.3
Copper Concentrate Grade	% Cu	25.3	26.1	26.7	26.8	25.8
Copper Recovery to Conc.	% Cu	97.5	97.6	98.4	98.2	97.9
Cu Production	kt	53.4	44.8	43.5	46.2	40.5
Ag Production	koz	564	459	462	516	459

Mineralisation at the CSA mine occurs in narrow lenses of semi- massive to massive chalcopyrite (CuFeS2) hosted by sub-vertical quartz-chlorite shear zones within a siltstone unit. The lenses are of variable width (5-30m) and short strike length (10-150m) but have significant vertical down-plunge extent. There are five main lode systems, namely the Western System, the Eastern System, QTS North, QTS South and QTS Central (Figure 3). QTSN is the predominant ore source, currently containing 65% of the total copper metal in the estimated Mineral Resource.

Underground mining is carried out by CMPL employees using a combination of Long-Hole Open Stoping (LHOS) and Avoca stoping methods, using Cemented Paste Fill (CPF) or rock fill. With mining extending below 1,800m depth, management of rock stress and temperature is a vital component of the operation.

Ore is crushed underground and, along with any excess waste, is hoisted up two hoisting shafts to four surface crushed ore bins feeding two SAG mills and a secondary ball mill. Flotation consists of rougher, scavenger, cleaner, and re-cleaner stages, with generally 97-98% copper recovery to produce a clean 26-27% Cu concentrate. Processing plant throughput over the last five years has averaged around 1.1Mtpa; mill throughput has generally been limited by the ore feed availability from underground.

Concentrate is stored in one of two concentrate sheds and loaded into covered steel containers on flat rail wagons by front-end loader. Rail transportation is provided by Qube Rail Logistics. Each train consists of 54 wagons with a capacity of approximately 2,900 wet metric tonnes (“wmt”) per train. Train transit takes 1.5 days to make the 700km rail journey to the port of Newcastle (Figure 1) where concentrate storage facilities are available. Railing and export from Port Kembla, south of Wollongong, also remains an option. Concentrate shipments typically comprise shipments of approximately 12,000wmt to smelters principally in Japan, China, and Southeast Asia.

Permitting and Development Consents

CSA operates under several authorisations including:

•	Development Consents authorised by the Cobar Shire Council (CSC), under referral from other government departments

•	Landowner’s Consent authorised by NSW Department of Planning Infrastructure and Environment (“DPIE”)

•	Mine Tenements authorised by the NSW DPIE

•	Mine Operations Plan (“MOP”) authorised by the NSW Resources Regulator

•	Environmental Protection Licence (EPL1864) authorised by the NSW Environmental Protection Agency (“EPA”)

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•	Water Licences issued under the NSW Water Management Act 2000; responsibilities for authorising and managing water licences are shared between the Natural Resources Access Regulator (“NRAR”) and Water NSW; NRAR is responsible for compliance and enforcement of NSW Water Law including water access licence requirements

•	NSW Western Lands Lease and Property Vegetation Plans authorised by the Western Catchment Authority under the NSW Crown Land Management Act 2016.

Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the NSW Environmental Planning and Assessment Act 1979 (“EP&A Act”).

The earliest statutory development consent held by CMPL for the CSA mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA mine site by CMPL. Subsequent expansions and amendments of mining development at CSA mine have all been assessed and administered by the CSC.

Mine Operations Plan (MOP)

Environmental aspects of mineral exploration and mining (including mine rehabilitation and closure) in New South Wales are administered under the NSW Mining Act 1992. A mine is required to prepare and implement a Mine Operations Plan (including a Mine Rehabilitation Plan) approved by the NSW Resources regulator. The most recent Mine Operations Plan for the CSA mine was submitted to the NSW government on 31 March 2021 and approved on 5 May 2021 and remains valid to 31 December 2022.

Following the recent introduction of the Mining Amendment (Standard Conditions of Mining Leases – Rehabilitation) Regulation 2021, the MOP for large mines will be replaced by a targeted Rehabilitation Management Plan (“RMP”). The lease holder will provide annual reporting and scheduling of rehabilitation via an Annual Rehabilitation Report and forward programme. This will replace the current requirement for an Annual Environmental Management Report (“EMR”).

Environment Protection Licence

The Protection of the Environment Operations Act (“POEO Act”) is the statutory instrument through which certain specified activities are regulated by the NSW Environment Protection Authority (EPA). Activities are administered by means of Environment Protection Licences (“EPLs”) issued to operators of the premises on which the activities occur. CSA currently holds EPL1864 authorising mining of minerals to a maximum annual production capacity of 2Mtpa.

The most recent EPL was approved in 2017. The Act requires licences to be reviewed at least every five years however, CMPL submit compliance reports to the EPA on an annual basis.

Water Licences

At present, CMPL holds an entitlement of 1,356 megalitres per annum (“MLpa”) of high security water under the Water Sharing Plan for the Macquarie and Cudgegong Regulated Rivers Water Source. These water licences are issued under the NSW Water Management Act 2000. However, during periods of serious drought, CMPL may not be able to access its full share of water under the water-sharing plan.

CMPL also holds groundwater entitlements. However, river water is preferred due to the levels of sulphates and the hardness of the ground water, which renders it unsuitable for use unless treated via reverse osmosis.

Conclusion

The mine is located in western New South Wales near the town of Cobar. The mine has a well-established production history. The mining tenements provide appropriate coverage for the current operations and include targets for potential extensions of mineralisation and mine life. The statutory development approvals and licences are well established and have been relied upon for many years. In BDA’s opinion based on current State government mining policies and legislative requirements, the tenements and development approvals, including any future permitting or approval amendments, are unlikely to present any significant challenges.

BEHRE DOLBEAR

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4.0	ACCESSIBILITY, PHYSIOGRAPHY, CLIMATE AND INFRASTRUCTURE

Access

The CSA mine is located 11km northwest of the town of Cobar, in western NSW, Australia (Figure 1), approximately 600km west-northwest of Sydney. The mine is accessed via sealed highways from Sydney to Cobar and sealed urban roads from Cobar to the mine site.

Cobar is serviced by a sealed airstrip with commercial flights three times per week to and from Sydney.

The site is serviced by a rail line which is used for transport of concentrate product to the Port of Newcastle for export.

Physiography

The Cobar area has been impacted by mining and agricultural activities since the 1880s. The existing landscape surrounding the CSA mine is characterised by mining infrastructure, tailings storage facilities, shafts, disturbed grasslands and soil and rock stockpiles. The native vegetation of the area has been impacted by these activities with the historic removal of much of the native vegetation by clearing and over-grazing, resulting in erosion and extensive colonisation of the native vegetation. This has created a dense regrowth, referred to as ‘woody weeds’ or Invasive Native Species. The landscape has become highly modified and vulnerable to wind and water erosion, particularly those areas devoid of vegetation ground cover protection. The region surrounding the CSA mine is dominated by rangeland agriculture.

The CSA mine is located in an area of low undulating north-northwest (“NNW”) trending rises and is associated with a broad, prominent hill, Elouera Hill, which rises approximately 30m above the surrounding landscape. The mine lies close to the local drainage divide between the catchments of Sandy Creek in the southwest and Yanda Creek to the northeast.

Climate

The climate of Cobar is semi-arid with evaporation typically exceeding rainfall by a ratio of 6:1. The mean annual rainfall for Cobar is approximately 400mm. During summer months, maximum temperatures typically range between 28-39ºC and during the winter months, maximum temperatures typically range between 13-20ºC. Rainfall and temperature records have been recorded from May 1962 and evaporation from November 1967.

Infrastructure

Roads

Road access to the mine site from Sydney is via National Highway No. A32, the Barrier Highway, a high-quality rural highway to Cobar and from there to the mine site on sealed urban roads.

Airstrip

Cobar is serviced by a sealed airstrip with commercial flights three times per week to and from Sydney.

Rail

The site is serviced by a rail line (Figure 1) which allows transport of concentrate product to the Port of Newcastle for export. Concentrate is loaded into rail wagons at the site and railed to Newcastle along the NSW rail network. Railing to Port Kembla, south of Wollongong, is also an option.

Port Facilities

Concentrate product is unloaded from rail wagons and stored at the Port of Newcastle before being loaded onto ships for export. The port facilities are owned and operated by a private company, Port of Newcastle Operations Ltd, with the unloading, storage and ship loading services being provided to the project in accordance with a services contract.

Power Supply

Power supply to the site is via a 132kV transmission line from Essential Energy’s western NSW network. The Essential Energy network is supplied by a mix of conventional and renewable power generation, including the 102 megawatt (“MW”) and 132MW solar farms in the nearby towns of Nyngan and Nevertire. The current available capacity of the supply facilities is around 26 mega volt amperes (“MVA”). The average power demand is around 26MVA and will rise to a peak of around 36MVA following completion of the ventilation upgrade project. A programme to increase the capacity of the power supply facilities is underway, with the project due for completion in December 2022 with the installation of a new 40MVA transformer. A 22kV line is also connected to the site from Cobar and is available for limited supply in emergencies. Further backup power is supplied by diesel power generators.

BEHRE DOLBEAR

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Water Supply and Water Pipelines

The majority of water supply for the operation is provided by the Cobar Water Board from a weir on the Bogan River at Nyngan (Figure 1) through a network of pumps and pipelines. Additional water is available from tailings water recycling, surface water capture and a borefield installed in 2019. Water demand is around 3 megalitres per day (“ML/day”) in summer, with most water supplied by the Cobar Water Board system. The borefield has capacity for up to 1.3ML/day, although CMPL advises that the water quality is poor and requires treatment (ie. additional cost) before use in the process plant. The Cobar Water Board system is adequate to supply the operation up to around 1.2Mtpa; the borefield is only required during periods of drought or should a plant feed rate in excess of 1.2Mtpa be consider for extended periods. Projects are currently underway by both CMPL and the NSW state government to improve water supply to Cobar, predominantly centred around the reduction of transmission losses.

Workforce Accommodation

The majority of the workforce is accommodated in Cobar with some senior staff employed on a fly in/fly out (“FIFO”) or drive in/drive out (“DIDO”) arrangement. No workforce accommodation is provided at the mine site.

Site Buildings and Services

Site buildings comprise site offices, warehouses, and services buildings (Figure 5). Site services include power and water reticulation facilities, communications systems and fuel storage and dispensing facilities.

Conclusion

Access to the mine site is good. The physiography and climate are typical of inland western NSW. The infrastructure facilities are well established and have been in operation for many years; in BDA’s opinion the infrastructure facilities are unlikely to present any significant technical challenges.

BEHRE DOLBEAR

385 600 E
386 000 E
386 400 E
N
6 525 000 N
6 524 500 N
6 524 000 N
Paste Plant
Underground Decline
Lab and HSET Building
Shaft No. 1
Powerhouse
Change House
Admin Building
Shaft No. 2
Concentrate Storage and Loading
Ore Bins
Workshop
Concentrator
Warehouse
Filter Shed
Tailings Thickener
Settling Ponds
Borrow Pit Dam
Pork Pie Dam
Railway
Access Road
0
500
Metres

Metals Acquisition Corp.	CSA Mine

Figure 5	SITE FACILITIES LAYOUT PLAN
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5.0	PROJECT HISTORY

The CSA deposit was discovered in 1871 and named after the nationalities of its initial owners (a Cornishman, a Scotsman and an Australian). Development began in the early 1900s, but it was not until 1961 that a significant resource was proven up by Broken Hill South Pty Ltd. The site transitioned to an underground operation in 1965 with first underground production in 1967.

The mine was acquired by Conzinc Riotinto Australia Pty Ltd in 1980 and sold to Golden Shamrock Mines Pty Ltd (“GSM”) in 1993. GSM was subsequently acquired by Ashanti Gold Fields in the same year and the mine continued to operate until 1997, when the operation ran into financial difficulties and was placed in receivership.

The CSA mine was acquired by Glencore in 1999. Cobar Management Pty Limited (CMPL), a wholly owned Australian subsidiary of Glencore Operations Australia Pty Ltd, itself a wholly owned subsidiary of Glencore, is the direct owner and operator of the mine (and is the entity to be acquired by MAC). As part of its acquisition in 1999, Glencore received a number of concessions from the NSW government, whereby several components of the previous mining operations were excised from the mining lease such that no liability arising from these components transferred to CMPL. The excised components included the Northern Tailings Storage Facility (NTSF), a mine subsidence area and adjacent waste rock dumps.

Underground operations were resumed, and the mine has now operated under Glencore management for over 20 years.

Conclusion

CSA is an established operation with a relatively long mining history. Early mining was based on near-surface material with a transition to underground operations in 1965. The mine has had a number of owners and operators over the years, with Glencore having operated the mine for the last 20 years. In this time additional lodes have been discovered, mostly at depth. Significant resources remain with the major lodes still open at depth.

BEHRE DOLBEAR

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6.0	GEOLOGY AND MINERALISATION

6.1	Regional Geology

The CSA mine has a long history and the geology is well documented and generally well understood. The CSA deposit is located within the Cobar mineral field, in the Cobar Basin (Figure 6). Mineralisation is hosted in the Silurian-age CSA Siltstone, a member of the Amphitheatre Group of the Cobar Supergroup sequence of rocks and is associated with zones of deformation and shearing. The CSA Siltstone consists of a sequence of rhythmic bedded siltstones and sandstones. The rock sequence was structurally deformed during the development of the Cobar Basin in the early Devonian period.

The Cobar mineral field is a mineralised belt 80km north-south and up to 40km wide, containing copper, gold, and lead-zinc mineralisation along the eastern margin of the Cobar Basin, one of many north- south grabens that developed in the Lachlan Fold Belt (“LFB”) during the Siluro-Devonian period. The LFB is a complex orogenic belt which developed at the margins of an evolving tectonic plate. Regional crustal extension of the LFB in the late Silurian created a series of north-south trending deep water basins and troughs that, in the Cobar region, included the Cobar Basin and further south the Raast and Mt Hope Troughs. The Cobar Basin is fault bounded on all sides and studies indicate that reactivation of the faults played a significant role in providing fluid pathways for mineralising fluids and dilational zones for the formation of the mineral deposits.

Rocks of volcanic derivation are rare, and igneous intrusions are limited to a few small porphyritic bodies at the southern extremity of the field. Rocks in the Cobar Basin have undergone low grade regional metamorphism to lower greenschist facies.

The principal operating mines in the area are CSA (Cu with minor Pb/Zn), Endeavor (Pb/Zn/Ag), The Peak (Au/Cu), Hera (Au/Cu), and Tritton (Cu) (Figure 2). The deposits of the Cobar field occur exclusively within the Nurri and Amphitheatre Groups of the Cobar Supergroup (see Table 6.1). The Nurri Group unconformably overlies, and is in faulted contact with, basement rocks of the Cambro-Ordovician Girilambone Group, along the eastern margin of the Cobar Basin. The Nurri Group comprises the basal Chesney Formation, consisting of a thick turbidite sequence with a coarse basal conglomerate, and the Great Cobar Slate, consisting predominantly of mudstones, siltstones, and fine-grained sandstones. South of Cobar the contact between the Chesney Formation and the Great Cobar Slate is locally faulted, and this contact hosts a number of gold deposits in a series of en-echelon sub-vertical shears.

The Amphitheatre Group, a deeper water facies to the west, partially interfingers with, and partially overlies, the Nurri Group. At the base of the Amphitheatre Group is the CSA Siltstone, which consists of a thinly bedded turbiditic sequence of carbonaceous siltstones and mudstones with fine-grained sandstones. The CSA Siltstone is the only unit of known economic significance within the Amphitheatre Group and hosts the CSA and Endeavor mineralisation.

Table 6.1

Cobar Stratigraphic Sequence

Group	Formation	Age	Description

Cobar Supergroup		Siluro-Devonian
Winduck Group			Shallow marine shelf deposits
Amphitheatre Group	Upper Amphitheatre Group		Turbidites, shales, siltstones, sandstones; CSA
	Biddibirra Formation		Siltstone is host to base metal mineralisation at
	CSA Siltstone		CSA mine and Endeavour mine
Nurri Group	Great Cobar Slate		Turbidites, conglomerates, mudstone, siltstone,
	Chesney Formation		sandstone; host to gold mineralisation at The Peak,
New Occidental and New Cobar
Kopyje Group			Shallow marine shelf deposits and minor volcanics,
predominantly along the eastern margin of the
Cobar trough
Girilambone Group		Cambro-Ordovician	Turbidite sequence with minor volcanics, deformed
and metamorphosed; Silurian granitoid intrusions

Note: marked unconformity between Cambro-Ordovician and Silurian sediments

The Cobar Basin is a well-endowed metalliferous province with a diverse range of, predominantly sediment-hosted, mineral deposits. Most of the known deposits are located adjacent to the eastern, fault- controlled, basin margin. Significant deposits from north to south include the Endeavor silver-lead-zinc deposit, the CSA copper deposit, The Peak, Perseverance, New Occidental and New Cobar gold-copper deposits, the Nymagee copper-lead-zinc deposit, the Hera gold-copper-lead-zinc deposit, and the Mineral Hill gold-copper deposit.

BEHRE DOLBEAR

LEGEND
Early Devonian
Mulga Downs Group
Late Silurian/Early Devonian
Winduck Group
Upper Amphitheatre Group
Lower Amphitheatre Group
CSA Siltstone
Amphitheatre Group
Great Cobar Slate
Chesney Formation
Nurri Group
Kopyje Group
Ordovician
Ordovician Group
Cobar Basin
Faults
Main Roads
CSA Mine
CSA Mining Lease
CSA Mine Tenements
0
20
Kilometres
350 000 E
400 000 E
6 550 000 N
6 500 000 N
6 450 000 N
N
Wiltagoona Fault
Fault
Great Chesney Fault
Cobar Fault
Myrt
Rookery Fault
Plug Tank Fault
CSA Mine
Buckwaroon
Cobar
Jackemaroo Fault
Fault
Sandy Creek Fault
Crowl Creek Fault
Nymagee
Jackemaroo Fault
Rookery Fault
Winduck Shelf
Cobar Basin
Kopje Shelf

Metals Acquisition Corp.	CSA Mine

Figure 6	COBAR REGIONAL GEOLOGY
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The known mineral deposits are all structurally controlled and typically occur as narrow, short strike length pipes, lenses and veins (i.e. a small surface area) but are notable for their considerable vertical extent. The location of the deposits along or adjacent to the basin margin Rookery Fault and sub-parallel faults suggests migration of fluids from basement sources up the basin margin fault.

6.2	Local Geology

The CSA mineralisation occurs in five known systems: Eastern, Western, QTS North (QTSN), QTS Central (QTSC) and QTS South (QTSS) (Figures 3 and 7). The mineralisation is structurally controlled, associated with fault/shear zones and arranged in an en-echelon pattern. The Cobar Fault and the Chesney Fault are the major controlling faults at the CSA mine. The mineralised systems occur at the intersections of two sets of steeply dipping (~85°) structures, a dominant north-northeast (“NNE”) trending set (S1) and a NNW trending set (S2). These two structural trends formed due to east-west compression leading to a complex fault/shear system with dilation zones (S3) at intersections. The NNE shears can be up to 100m wide and contain parallel quartz veining of variable intensity.

Within the five mineralised systems, multiple lenses of mineralisation occur; lenses typically are 5-30m wide, have short (<300m) strike lengths but long vertical continuity down plunge (>1,000m). The lenses are interpreted by CMPL as discrete parallel to sub-parallel stacked lenses (Figure 7).

The host rock for the mineralisation, the CSA Siltstone, contains thinly bedded siltstones and mudstones with fine to medium grained sandstones. Bedding strikes north-northwest and dips steeply west. Cleavage trends north and dips steeply east.

QTSN is developed from 600m below surface and is the main mineralised system at CSA, currently containing around 65% of the total copper metal in the estimated Mineral Resource and accounting for approximately 80% of current production tonnes. QTSN consists of around 30 separate lenses which trend north-south and extend down plunge from 600m to >2,000m. To date, the deepest mineralised intercept at QTSN is at around 8,050m Relative Level (“RL”), 2,200m below surface with surface at 10,250mRL). The main lenses consist of semi-massive to massive chalcopyrite bounded to the north and south by zones of chalcopyrite and quartz veining.

QTSC was discovered in 2014; it is located 300m south of QTSN and is developed from a depth of around 1,200m below surface (Figure 7). The system consists of two principal lenses with strike lengths of 150m and widths of 10m.

QTSS is located approximately 200m south of QTSC at a depth of around 700m below surface. QTSS is essentially mined out except for the QR1 lens which was discovered in 2005. This lens lies below and to the south of the mined-out area and has a down plunge extent in excess of 400m, a strike length of 90m and a maximum width of 15m. The mineralisation consists of a zone of quartz-chalcopyrite-chlorite veining.

The Eastern system is located 100m west of QTSN, starting at 250m below surface and consisting of two principal lenses with strike lengths of 50-80m and widths of 10m. Copper mineralisation occurs as quartz-sulphide veining in chlorite-altered siltstone, with occasional pods of massive sulphide.

The Western system outcrops at surface and approximately the upper 100m of the sulphide mineralisation has been oxidised. The system is hosted in pervasively silicified and chloritised siltstone. Mineralisation occurs as zones of quartz-sulphide veining with a number of small high-grade pods of copper or lead-zinc. The lead-zinc mineralisation is concentrated in the upper portion of the system with copper dominant at depth. There are four narrow, copper-rich lenses which have a strike length of around 45m, an average width of 7m and extend down plunge up to 200m.

6.3	Mineralisation

Chalcopyrite (CuFeS2) is the dominant copper sulphide phase in all five systems. Copper mineralisation occurs in three distinct forms: as massive sulphide with dominant chalcopyrite and minor pyrrhotite (iron sulphide) and cubanite (CuFe2S3), as semi-massive sulphide with either quartz or chlorite alteration and associated with quartz-sulphide veining of variable intensity. Massive sulphide contacts can be sharp, but the majority of mineralised lenses have gradational contacts with a mineralisation envelope occurring around the more massive mineralisation.

Cubanite is present as a minor copper species, mainly in QTSC. Sphalerite (zinc sulphide) and galena (lead sulphide) are also present but principally only in the upper part of the Western system which is the only system of the five that is exposed at surface. There are no lead-zinc lenses included in the CSA resources. Silver (Ag), grading 10-50 grams per tonne (“g/t”) is present as acanthite (Ag2S) and shows a weak to moderate correlation with copper. Good metallurgical recoveries are achieved and a clean copper concentrate produced grading around 26-27% Cu with silver credits.

BEHRE DOLBEAR

5000 E
6000 E
WEST
EAST
Shaft No. 2
Shaft No.1
10,260 RL (Surface Level)
10,000 RL
9,500 RL
9,000m RL
8,500m RL
Western Gossan
Eastern System
CSA Siltstone
QTS North
Western System
QTS South
QTS Central
Biddabirra Formation
CSA Siltstone
Cobar Fault
Great Cobar Slate
Legend
Declines and Levels

Metals Acquisition Corp.	CSA Mine

Figure 7	GEOLOGY SECTION PROJECTION - LOOKING NORTH
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Conclusion

After many years of mining, drilling, and surface and underground mapping, the geology and mineralisation of the CSA mine and of the surrounding Cobar Basin are well understood. The CSA lodes all occur within the CSA Siltstone but are structurally controlled with north-south faults and northwest cross structures providing a focus for mineralising fluids. The CSA lodes are all steeply dipping with relatively short strike lengths and widths, but with a significant down dip extent. However, the plan projection of the lodes can provide a relatively small target and some of the principal lodes have no surface expression; both of the two principal current systems (QTSN and QTSC) are blind orebodies occurring from depths of 600m and 1,200m respectively. Both remain open at depth with the deepest intersections at around 2,200m below surface.

The copper mineralisation is largely chalcopyrite, giving good metallurgical recoveries and a clean copper concentrate with silver credits.

BEHRE DOLBEAR

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7.0	EXPLORATION POTENTIAL

7.1	Near Mine Potential

The principal exploration potential at CSA relates to extensions to the current known deposits and to potential new discoveries along the mine corridor. Strike and dip extensions to known mineralisation are present, primarily at depth (Figure 8), but in some instances there are also un-mined up dip extensions at relatively shallow depth. CSA has a proven track record of mine life extensions and resource and reserve replacement. Over the last five years, overall estimated copper reserves have increased by more than 20% despite mine production of around 220kt of copper. This has mainly been through additions and upgrades to the QTS North and QTS Central systems, both in depth and along strike.

Drill Hole Electromagnetic (“DHEM”) surveys have been successful in identifying mineralisation in the near-mine environment, and several DHEM anomalies require follow-up drilling. Structural modelling has also identified favourable structural settings. CMPL has carried out limited exploration in the near-mine environment in recent years, though a recent collaboration with MIM Exploration specialists has significantly advanced exploration efforts and understanding.

Several of the mineralised systems remain open at depth (Figure 8), with deep drilling intersecting mineralisation below the current mine reserves. However, extensions of mineralisation at depth could be subject to challenging geotechnical conditions and ventilation requirements. Potential depth extensions of QTSN for example below the 8300mRL level would be more than 2,000m below surface.

Preliminary stopes have been outlined in a number of up-dip areas where historical mining was incomplete; these areas are not yet included in currently estimated reserves.

There is potential in several areas to mine wider zones or additional lenses. CMPL’s current cut off procedure with a hard boundary drawn representing a 2.5% Cu cut off, has restricted the width of the defined lenses, leaving potentially economic mineralisation outside the currently defined hangingwall and footwall boundaries.

QTS North

The principal exploration potential for QTSN is extension of the known lodes at depth. The orebody remains open at depth with drill intersections indicating mineralisation below the current Inferred resources. DHEM surveys have indicated a potential target east of the QTSN orebody less than 240m from current development, with significant drill intercepts including 10m at 9.6% Cu and 20m at 4.4% Cu (Figure 8).

QTS Central

QTSC remains open at depth. There is also potential for additional copper resources south of QTSC, between QTSC and QTSS, from 9000mRL to 8,500mRL, with drill intersections in excess of 5% Cu (Figure 8).

QTS South

Drilling in the upper part of QTSS in 2019 intersected mineralisation and an Inferred resource of 200kt has been outlined at estimated grades in excess of 6% Cu, approximately 150m below surface. At depth below 9000mRL a QTSS Deeps target has been identified based on DHEM anomalies, supported by drill intersections in excess of 10% Cu (Figure 8).

Western

A large DHEM anomaly indicates massive sulphides near surface and is largely untested. In addition to copper mineralisation, the upper part of the Western lens is prospective for lead-zinc mineralisation which appears to extend below the completely oxidised zone at a depth of around 100m below surface. However, there is no current plan to exploit the lead-zinc mineralisation.

7.2	CMPL Exploration Licences - EL5693 and EL5983

ELs 5693 and 5983 surround the CSA Mining Lease (CML5) and cover approximately 360km2 and 30km strike length of prospective ground along the eastern margin of the Cobar Basin, running north from the CSA copper mine (Figures 6 and 9). The tenements contain the Rookery, Chesney and Cobar regional fault structures known to host or control base metal mineralisation in the area.

Exploration has been conducted on an intermittent basis since the 1960s and the area has significant potential for locating additional base metal resources. A number of targets have been identified within the tenements with similar geophysical, geochemical or structural signatures to the CSA mine (Figure 9).

BEHRE DOLBEAR

3000 N
4000 N
SOUTH
NORTH
Shaft No.2
Shaft No.1
10,260 RL (Surface Level)
10,000 RL
9,500 RL
9,450 RL (Level 9)
9,280 RL (Level 11)
9,000m RL
8,500m RL
QTS South Upper Resources
• Potential 0.5Mt @ +5% Cu
• Untested DHEM targets
Western Gossan
• Near surface potential
• Base metal intercepts as Zn/Pb/Ag ± Cu
• Largely untested DHEM anomalies
• Supported by gossanous outcrop
• Potential >1.5Mt Zn/Pb/Ag
Eastern & Western Resources
QTS North
• East of QTS North orebody SQUID EM target
• Intercepts +7% Cu
• Large DHEM Anomalies Requiring Drill Testing
• Potential >1Mt @ +5% Cu
QTS South Resources
Potential
• 1Mt @ +5% Cu
QTS North Mineral Resources
Measured Resources
Decline Base (1.8km Below Surface)
Indicated Resources
Inferred Resources
QTS South Deeps
• Supported by Cu intercepts & large DHEM anomalies
• Potential >1Mt @ +7% Cu
QTS Central Extension
Open at Depth
QTS Central Resources
Ore Body Open at Depth
(2-3 km below surface)
Legend
Areas of Identified Potential Resources Upside
Declines and Levels

Metals Acquisition Corp.	CSA Mine

Figure 8	LONG SECTION CSA LODES POTENTIAL MINE LIFE EXTENSION
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6 550 000 N
390 000 E
400 000 E
EL 5693
Legend
Mine
Target
N
Rough Lizzie
Cougar
6 540 000 N
Barking Owl
Chesney Fault
EL 5983
Woolshed
Cobar Fault
Delta
Apakuldri
Legend
High
6 530 000 N
Gymea
Kendi
Rookery Fault
CMLS
Gunshot
CSA Mine
(Cu)
Monpone
(Au)
Spotted Leopard
Low
0
5
Kilometres
RTP Magnetic Intensity
EL 5693 Thomson 2020 Survey
(nT - Local Datum - Linear)

Metals Acquisition Corp.	CSA Mine

Figure 9	NEAR MINE EXPLORATION TARGETS
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CMPL acquired high resolution airborne magnetic and radiometric data in 2020, identifying a number of targets for follow up investigation (Figure 9). Fixed loop electromagnetic surveys have been carried out through 2021 and 2022 providing further data on the priority targets.

BDA considers that the tenements have significant potential for location of base metal mineralisation within economic trucking distance of the CSA mine. However, limited exploration has been completed over the area to date and a substantial expenditure commitment is required to complete systematic exploration to fully assess the area.

7.3            Joint Venture Exploration Licences

The ground within the Cobar Basin is tightly held with a number of active explorers. Operating mines in the vicinity of CSA’s copper mine include the Endeavor lead-zinc mine (CBH Resources/Sandfire Resources), Peak and Hera gold-copper mines (Aurelia Metals), and the Tritton copper mine (Aeris Resources) (Figure 2).

As well as the tenements held directly by CSA (EL5693 and EL5983) which surround the CSA mine, CMPL has interests in tenements held in joint venture with AuriCula Mines Pty Limited (AuriCula). Until recently CMPL also had a joint venture interest in tenements held by Oxley Exploration Pty Limited (Oxley) (Figure 2), but these interests have recently been converted to a royalty-only interest.

AuriCula Joint Venture

Shuttleton Joint Venture (EL6223)

The Shuttleton Joint Venture between CSA (90%) and AuriCula (10%), a wholly owned subsidiary of International Base Metals Limited, covers EL 6223 which is located approximately 75km south of Cobar and 30km west of Aurelia’s Hera Mine (Figure 2). The EL includes the historic workings of Crowl Creek and South Shuttleton which produced around 3,000t of copper in the 1900s at average grades of around 5% Cu. Recent exploration has included acquisition of airborne magnetic and radiometric data and completion of soil and auger geochemical sampling and reverse circulation (“RC”) and diamond drilling. Structural interpretations have identified NW trending structures intersecting N-S structures beneath shallow residual cover, with the intersections considered favourable for mineralisation. The geochemical surveys have also identified two anomalous zones coincident with favourable NW trending structures.

The Wirlong copper deposit (2.5Mt at 2.4% Cu) lies just east of the Shuttleton tenement and is associated with the northwest oriented John Owen fault which also crosses the Shuttleton ground. The Mallee Bull copper-gold prospect lies 30km to the south. A systematic exploration programme to test the potential for base metal mineralisation is proposed for 2022.

Mt Hope Joint Venture (EL6907)

The Mt Hope JV tenements (Mt Hope North and Mt Hope South) lie approximately 130km south of Cobar (Figure 2) and include the historic Mt Hope and Great Central-Comet mines which produced around 10,600t of copper. Gold and silver mineralisation has been identified at Anomaly 3 south of the Great Central prospect. Limited drilling (4 RC holes and 9 diamond holes) has been undertaken. Electromagnetic and magnetic surveys and soil sampling have defined several anomalies warranting further follow up and an auger drilling campaign and further geochemical and geophysical surveys are proposed for 2022.

Oxley Tenements (Former Joint Venture)

Restdown, Restdown South and Horseshoe Joint Venture (EL6140, EL6739 and EL6501)

The Restdown, Restdown South, and Horseshoe Oxley tenements comprise ELs 6140, 6739 and 6501 (Figure 2). Exploration activities are managed by Oxley, a wholly owned subsidiary of Helix Resources Limited (“Helix”) and Glencore has not been contributing to the exploration expenditure apart from annual rents and levies. The tenements contain a number of prospects with potential for low grade gold associated with the Restdown Anticline. Recent drill results indicate limited potential for economically mineable resources. CMPL has recently converted its former joint venture interest into a 1% NSR royalty-only interest.

BEHRE DOLBEAR

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Conclusion

BDA considers there is significant potential to extend the estimated resources within the CSA mineralised lodes, principally at depth, but also with some shallower targets. In recent years resource and reserve additions have more than kept pace with depletion through mining.

Exploration of the ground within the CMPL ELs has been limited, particularly given the known occurrence of some of the CSA mineralised systems at depth with little or no surface expression. CMPL has identified a number of geophysical and geochemical targets associated with favourable structures, all warranting detailed systematic follow up. BDA considers the ground to be prospective and the potential for one or more of these targets to be proved up to a resource status to be good.

The AuriCula joint venture ground is associated with historical copper mining prospects and warrants ongoing systematic exploration. There have been several new copper-gold prospects defined south of Cobar in recent years.

BEHRE DOLBEAR

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8.0            CSA GEOLOGICAL DATABASE

The CSA deposit has been drilled using fully cored diamond drill holes drilled either from surface or underground, primarily using NQ size (47.6mm diameter core). The deposits have been defined by over 6,500 holes totalling approximately 900km of core, although data from many of the historical drill holes is not used for current resource estimation, being located in the upper mined out levels of the deposit; current resource estimates are based on approximately 3,900 drill holes and more than 39,000 samples. Underground diamond drilling over the last 5 years has averaged 22,000m per year, with rates of 24-25,000 achieved over the last two years.

Resource definition drilling in active mining areas at QTSN is carried out with a drill hole spacing of around 20m north-south by 37.5m vertical. At QTSC, QTSS, Western and Eastern, drill hole spacing is nominally 20m north-south by 20m vertical due to the narrower mineralised lenses. Wider drill hole spacing is used in exploration areas.

The mineralised host rocks are generally very competent below the weathered zone and core recovery averages above 95%. All CSA drill holes are systematically surveyed (drill collars and down hole) and geologically and geotechnically logged and photographed. Drill hole logging includes recording lithology, structures, weathering, alteration, and rock quality designation (“RQD”). Drill core is nominally sampled at one metre intervals, while honouring lithological contacts. Half-core samples are sent for sample preparation and assaying.

Sample preparation and assaying is carried out by independent laboratory, Australian Laboratory Services (“ALS”) in Orange, NSW, using an aqua regia digest and the Inductively Coupled Plasma Atomic Emission Spectrometry (“ICP-AES”) analytical method, with analysis for a standard suite of elements including copper, zinc, lead, and silver. Quality Assurance/Quality Control (“QA/QC”) protocols have been comprehensive since 2004 and include insertion of standards (supplied by Ore Research and Exploration Pty Limited), blanks and duplicate samples at a frequency of approximately 1 in 30 samples. CSA monitors QA/QC data; the sampling and assaying data for the main elements are considered reliable and without material bias and sample security arrangements are appropriate and satisfactory. CSA’s relational drillhole database is an AcQuire database which is a site-managed system.

CSA has compiled a database of around 16,000 bulk density values by testing one sample from each core tray (approximately one sample per 6.5m of core) and determining density using the water immersion method. A regression formula based on the copper assay of the samples tested was derived from this data. Since 2017, CSA has used ALS to carry out density measurements; CSA advises that the ALS data aligns well with the site-developed regression formula.

Due primarily to Covid-19 impacts on CSA geological and core sampling staff during 2020/21, a backlog of around 17,000m of un-logged and un-assayed drill core has developed; CSA advises that this backlog is currently being addressed.

Conclusion

BDA has not reviewed the resource database in detail but has discussed the geological practices and procedures carried out at CSA with geological staff and has reviewed relevant reports, and considers the drilling, logging, sampling, assaying and bulk density procedures to be appropriate and in accordance with industry standards. Clearly the backlog of logging, sampling, and assaying is of concern, but overall, CSA’s resource database is considered to form an appropriate and reasonable basis for resource and reserve estimation. Cube as QP for the Mineral Resource estimate has reviewed and cross checked the drill hole data and considers it provides an appropriate basis for Mineral Resource estimation.

BEHRE DOLBEAR

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9.0	MINERAL RESOURCES AND RECONCILIATION

9.1	Definitions

The CSA Mineral Resources and Ore Reserves are classified according to the definitions of the Australasian Joint Ore Reserve Committee (JORC) Code (Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC Code – 2012 Edition – Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and Minerals Council of Australia).

A summary of the JORC Code resource and reserve definitions is as follows:

A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such a form, grade (or quality) and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

•	A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. The nature, quality, amount and distribution of data are such as to leave no reasonable doubt that the tonnage and grade of mineralisation can be estimated to within close limits and that any variations from the estimate would be unlikely to significantly affect potential economic viability. A Measured Mineral Resource may be converted to a Proved Ore Reserve (or to a Probable Reserve where circumstances other than geological confidence suggest that a lower confidence level is appropriate).

•	An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. The nature, quality, amount and distribution of data are such as to allow confident interpretation of the geological framework and to assume continuity of mineralisation. An Indicated Mineral Resource may be converted to a Probable Ore Reserve.

•	An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade (or quality), are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not to verify, geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Confidence in the estimate of Inferred Mineral Resources is not sufficient to allow the application of technical and economic parameters to be used for detailed planning studies. An Inferred Mineral Resource must not be converted to an Ore Reserve. While it is reasonably expected that the majority of an Inferred resource could be upgraded to an Indicated resource with further drilling or exploration data, there is no certainty that this will be the case.

9.2            CSA Resource Estimation

CSA undertakes Mineral Resource estimation in-house. The Mineral Resource Estimate (“MRE”) is updated annually and a JORC-compliant MRE consisting of Measured, Indicated and Inferred (“MII”) resources is reported in December of each year. BDA has reviewed CSA’s December 2020 and 2021 MRE reports and supporting documentation. CSA did not re-estimate the resource block model in December 2021 but merely updated the 2020 estimate based on mining depletion during 2021.

Resource estimation at CSA is based on long-standing procedures, mostly dating from the mid- 2000s. CSA closes off the drill hole database (new geological and assay data) at the end of September each year to allow time to re- model the resource before re-estimating resources for each system. In parallel, a Void Model is developed using the actual stope voids mined plus an estimate of the stopes to be mined to end December. The voids are deducted from the resource model to obtain an estimate of the remaining in- situ resource. The new MRE is used by the Mining Department for mine planning for the following year and is used by the company for the end of year MRE statement. In April each year the estimates are updated using actual voids mined to end December plus any additional drill data.

CMPL defines resource wireframes for each mineralised lens in the five systems – QTSN, QTSC, QTSS, Eastern and Western. Interpretation of the wireframes is based on geological mapping in the mine, drill core logging, and the structural model that has been developed over time. The wireframe contacts are interpolated between developed levels and then extrapolated beyond mine development at 5m section increments using drill hole data, core photography and assay data. CSA uses a threshold value of 2.5% Cu from the assay database to guide the interpretation. An outer mineralisation envelope is defined for each model using the regional S1 shear interpretations as boundaries.

BEHRE DOLBEAR

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Separate block models are established for each of the five systems. The parent block size of 5mE x 5mN x 10mRL is used for all models. Assay data is composited to 1m; no top cuts are applied to the copper data and only a few composite values are cut for silver. Variography is carried out for each mineralised lens if there is sufficient data available. Grade estimation for copper and silver is carried out using Ordinary Kriging (“OK”) in three passes with the first pass search ellipse based on the variogram range; the search ellipse dimensions are doubled for the second pass and quadrupled for the third pass. Interpreted wireframe boundaries are treated as hard boundaries for grade estimation. The density regression formula is applied using the estimated block copper grade to determine the block bulk density value.

Resource categorisation of Measured, Indicated and Inferred is initially assigned to the blocks informed in Pass 1, 2 and 3 respectively. This initial categorisation is manually modified based primarily on the drilling density. In general, areas with average drill hole spacing of 20 x 37.5m or less in QTSN and 20m x 20m for QTSC, QTSS, Eastern and Western, are categorised as Measured resources, with 40 x 70m or less as Indicated resources in QTSN and 40m x 40m in the other four systems. Inferred resources are categorised in areas with a spacing exceeding that of the upper limits on Indicated resources. CSA separates Pass 3 blocks into Inferred resources and a fourth category ‘Unclassified’ for areas of low confidence with sparse drilling; the Unclassified material is not included in the reported MRE.

9.3            CSA Mineral Resource Estimate December 2021

Table 6.1 shows a summary of the December 2021 MRE as estimated by Glencore CSA geological staff.

Table 6.1

CSA Mineral Resource Estimate - December 2021

System	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	3.9	5.74	224	24	3.0
	Indicated	3.5	4.92	172	20	2.2
	Meas + Ind	7.4	5.36	396	22	5.2
	Inferred	4.0	5.41	217	20	2.6
	Total	11.4	5.38	613	21	7.8

Note: Mineral Resources are reported at a nominal cut off of 2.5% Cu; totals subject to rounding.

The CSA December 2021 MRE is based on applying the January to December 2021 mining depletion to the December 2020 resource models.

The resource estimates tabulated above have been carried out by Glencore CSA staff rather than by an independent resource specialist. CSA engaged resource consultant SD2 Pty Limited (“SD2”) to review the estimation methodology in February 2021. SD2 generally endorsed CSA’s processes and procedures, but made specific comment regarding the domaining procedures; CSA adopts a hard boundary for the lens domaining based on a 2.5% Cu cut off, while review of the drill hole intersections shows in many instances a gradational mineralised boundary with significant zones of potentially economic mineralisation excluded by the CSA lens domaining. SD2 suggested that modifying the hard-boundary approach would give a more complete picture of the in-situ CSA mineralisation.

BDA concurs that the process of delineating mineralised lenses based on a 2.5% Cu cut off and using the modelled wireframe boundaries as hard boundaries for the grade estimation process, imposes a potential bias on the grade estimation which would tend to over-estimate the grade of the mineralisation within the wireframes and under-estimate the tonnage above 2.5% Cu outside the wireframes.

However, BDA notes that there is good annual reconciliation at CSA between ore mined and reserve projections, so clearly the underlying resource model is providing a reasonable estimate of the grade of the mined material. However, the question remains as to whether the resource model may be too restrictive with potential ore outside these boundaries not being considered in stope designs and mine planning. This represents a potential upside for future planning and mine design.

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9.4            Cube Consulting Pty Ltd - QP Independent Mineral Resource Estimate March 2022

The CSA resource estimates (Table 9.1 above) were carried out in-house by Glencore CSA geological staff, Mr Stuart Jeffery and Mr Eliseo Apaza. MAC considered it appropriate to engage an independent resource consultant to facilitate reporting of Mineral Resources in accordance with the SK-1300 guidelines and to assume Qualified Persons’ responsibilities for the Mineral Resources of the CSA mine, given MAC’s responsibility to fully inform investors of the nature, size and risk associated with the Mineral Resource Estimate (MRE). Cube Consulting Pty Ltd (Cube) was engaged to undertake a Qualified Persons (QP) independent review. This work was undertaken in March and April 2022.

The Cube March 2022 estimate provides an independent QP Mineral Resource estimate for the CSA mine. As part of this review and re- estimate, Cube reviewed the CSA resource classification which appeared quite conservative in some areas, with blocks which might be classified as Indicated being classified by CSA as Inferred, and blocks which might be classified as Inferred being designated ‘unclassified’. While this has no impact on the short term mine plan which is largely based on Measured and Indicated resources, it does have a potential impact on the estimated Ore Reserve, which under JORC Code rules (and SEC guidelines) cannot include Inferred material. It also has an impact on the long term mine plan where inclusion of some Inferred material on the basis that further drilling is likely to upgrade the classification might be acceptable, but inclusion of ‘unclassified’ material appears to add an extra level of uncertainty.

The Cube work consisted of detailed document reviews, validation of the major contributing block models through check estimation, depletion to end of March 2022 and re-classification of the estimated blocks to better reflect the confidence in the estimate.

Documents reviewed included the December 2020 MRE Technical Report (Apaza and Jeffrey, 2021), the 2021 MRE Technical Report (Apaza and Jeffrey, 2021), Glencore’s CSA 2012-2021 yearly stope production reconciliation tables and an Independent Technical Review (Slater - SRK, 2022) which was undertaken as part of the MAC due diligence process.

Cube independently re-estimated several of the mineralised domains using the wireframes and validated the input data used in 2021. The work included validation of drilling against composite data, independent variography, search strategy and block estimation by Ordinary Kriging. The re- estimated lodes constitute 47% of QTSN; 100% of QTSC and 96% of Eastern. Cube reported no material differences between its block estimation and that of CSA’s 2021 internal resource estimate.

Depletion of the 2021 Mineral Resources estimate was undertaken using the as-built 3D wireframes supplied by CSA engineering staff representing the mine depletion as at 31 March 2022. Mineral Resource estimate classification was undertaken by Cube based on the JORC Code and SEC principles and procedures.

Table 9.2

Cube Independent Mineral Resource Estimate - March 2022

System	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
All Systems	Measured	4.0	5.75	232	24	3.05
	Indicated	4.1	4.99	203	20	2.66
	Meas + Ind	8.1	5.37	435	22	5.71
	Inferred	5.2	5.2	272	20	3.30
	Total	13.3	5.32	707	21	9.01

Note: geological mineralisation boundaries defined at a nominal 2.5% Cu cut off; totals subject to rounding

As previously noted, there is a significant backlog of unlogged and un-assayed core (approximately 17,000m) due to the impact of Covid-19 restrictions. MAC advises that this backlog will be targeted with the intention of incorporating as much as possible of this data in the end-of year 2022 resource and reserve updates.

A breakdown of the resource into the component systems is shown in Table 9.3. Approximately 65% of the total resource tonnage and contained copper lies within the QTSN system, with approximately 80% of the resource tonnes and copper metal contained within QTSN and QTSC together, the two systems currently being mined underground (Figure 10).

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3400 N
3600 N
3800 N
4000 N
4200 N
SOUTH
NORTH
9200 RL
9000 RL
8800 RL
8600 RL
8400 RL
8200 RL
QTS North System
QTS Central System
Legend
Depleted
Measured
Indicated
Inferred
NC
Levels and Declines
0
200
Metres

**Metals Acquisition Corp.** *CSA Mine*

Figure 10	CUBE MARCH 2022 RESOURCE LONG SECTION
BDA - 0230-01-April 2022	Behre Dolbear Australia Pty Ltd

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Table 9.3

Cube Independent Mineral Resource Estimate – March 2022

System	Resource	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
QTS North	Measured	3.2	5.69	294	22	2.25
	Indicated	2.3	4.88	110	18	1.34
	Meas + Ind	5.5	5.36	294	20	3.59
	Inferred	3.1	5.3	162	21	2.08
	Subtotal	8.6	5.33	456	20	5.66
QTS Central	Measured	0.4	6.25	27	17	0.23
	Indicated	0.6	5.56	35	14	0.28
	Meas + Ind	1.1	5.84	62	15	0.51
	Inferred	0.8	5.7	48	15	0.40
	Subtotal	1.9	5.81	110	15	0.91
Eastern	Measured	-	-	-	-	-
	Indicated	0.7	4.22	28	21	0.45
	Meas + Ind	0.7	4.22	28	21	0.45
	Inferred	0.9	4.4	40	20	0.58
	Subtotal	1.6	4.32	68	20	1.03
Western	Measured	0.4	5.52	21	47	0.57
	Indicated	0.4	4.81	21	37	0.53
	Meas + Ind	0.8	5.14	42	42	1.10
	Inferred	0.2	4.2	9	17	0.12
	Subtotal	1.0	5.11	51	37	1.22
QTS South	Measured	-	-	-	-	-
	Indicated	0.1	8.32	6	19	0.04
	Meas + Ind	0.1	8.32	6	19	0.04
	Inferred	0.2	6.6	10	20	0.10
	Subtotal	0.3	7.17	16	20	0.14
All Systems	Measured	4.0	5.75	232	24	3.05
	Indicated	4.1	4.99	203	20	2.66
	Meas + Ind	8.1	5.37	435	22	5.71
	Inferred	5.2	5.2	272	20	3.30
	Total	13.3	5.32	707	21	9.01

Note: geological mineralisation boundaries defined at a nominal 2.5% Cu cut off; totals subject to rounding

In terms of the level of confidence in the estimate, Cube noted:

•	the CSA mine has a long production history and is currently producing approximately 0.8Mtpa at a grade of 3.9% Cu from underground stoping, plus development ore

•	the geology of the mine is well understood as a result of continuous face and backs mapping underground and a large number of logged exploration and development drill holes

•	each of the five principal mineralised systems consist of several sub-parallel mineralised lodes that range from 5-30m wide with strike lengths of between 10-150m with down dip extents commonly from 200m to in excess of 1,000m

•	drill hole position and down hole deviation surveying since 2000 has been undertaken by Glencore’s contractors using appropriate methodology and equipment; all drilling used in the Mineral Resource estimate has been diamond core drilling

•	diamond core assaying since 2000 has been subject to Glencore’s QA/QC assurance systems involving systematic monitoring of assay batches and return assay checking

•	as an operating mine, monthly, quarterly and yearly reconciliation data are collated; the yearly stope production reconciliations to December 2021 show tonnage reconciliations from 96-113% with a ten-year average of 103%, copper grade reconciliation from 95-107% with a ten-year average of 104% and copper metal reconciliation from 91-111% with a ten-year average of 105%

•	a visual review of the December 2021 mineralised lodes demonstrates the volumes are reasonably based on the drilling data and are not unreasonably extrapolated beyond the data; no material issues were identified in the composite data

•	the independent re-estimation of material lodes run by Cube identified no material differences in tonnes, grade or contained metal compared to the CSA December 2021 Mineral Resource statement.

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Cube as QP is satisfied that the interpretation and methodologies are reasonable and that the sampling and drilling data, data processing and handling, and geological modelling provide an appropriate basis for resource estimation.

Mineral Resource Classification

Cube’s Mineral Resource classification has been based primarily on data location and spacing and geostatistical summary parameters generated by the OK procedures.

•	A Measured classification is defined by proximity to developed and mapped stopes around recent mining with close spaced defining drilling data typically at 20 x 20m or less and typically made up of blocks with a slope of regression statistic of greater than 0.75; the volume is limited to areas of high confidence in geological geometry and grade distribution.

•	An Indicated classification is in most cases immediately adjacent to existing Measured resources and limited to a volume defined by drilling at approximately 20 x 20m spacing and typically made up of blocks with slope of regression statistic of 0.6 or higher; the volume is limited to areas of moderate confidence in geological geometry and grade distribution.

•	An Inferred classification is defined adjacent to Indicated resources typically defined by drilling at 40 x 40m or, in cases of drill demonstrated geological confidence, wider spaced drilling; the defined Inferred blocks typically exhibit a slope of regression of less than 0.5; the volume is limited to areas of lower confidence in geological geometry and grade distribution.

The extent of Inferred classified blocks has been limited to areas defined by drilling, and any extension past drill intersections has been avoided. The defined Inferred Mineral Resources include some lode volumes partly defined by historic pre 2000 drilling which CSA has verified with post-2000 drilling. In previous Mineral Resource statements (2021 and 2020) these volumes were categorised as unclassified due to uncertainty in QA/QC and assaying methodology. It is Cube’s opinion as QP that not reporting these lode volumes would constitute an omission regarding full disclosure; in Cube’s opinion the drill data and geological interpretations are sufficient for classification as Inferred resources.

QP Opinion

Cube in its QP resource report states that the Mineral Resource estimate is well-constrained by three-dimensional wireframes representing geologically realistic volumes of mineralisation. Exploratory data analysis conducted on assays and composites shows that the wireframes represent suitable domains for Mineral Resource estimation. Grade estimation has been performed using an interpolation plan designed to minimise bias in the estimated grade models.

Mineral Resources are constrained and reported using economic and technical criteria (geologically and grade defined cut offs and close proximity to mine infrastructure) such that the Mineral Resource has a reasonable prospect of economic extraction.

Mike Job of Cube Consulting Pty Ltd. is the Qualified Person responsible for the estimation of the March 2022 Mineral Resources. The QP believes that this Mineral Resource estimate for CSA mine is an accurate estimation of the in-situ resource based on the data available, and that the available data and the resource model are sufficient and appropriate for mine design and planning.

9.5            Mine Reconciliation

Confidence in the resource estimate is supported by a history of reconciliation of mined tonnage and grade compared with the stope tonnes and grade depleted. CSA tracks the stope grades for the Undiluted Stope Design (resource grade), the Diluted Stope Design (the reserve grade) and the actual mined grades as reconciled to the mill. CSA uses a Cavity Monitoring System to obtain the final volume (tonnes) of each mined stope. The ore mined tonnes and grade are reconciled against the reported ore milled tonnes and grade, allowing for opening and closing stockpile figures.

Historically, CSA’s stope reconciliation reports show reasonably good agreement between the Reconciled Ore Mined figures and the Diluted Stope Design (Reserve) figures. Over a ten-year period to December 2021, the annual stope production reconciliations showed tonnage reconciliations averaging 103%, copper grade reconciliation averaging 104% and copper metal reconciliation averaging 105%. Reconciliation data for the last three years covering the period 2019-2021 is shown in Table 9.4 and indicates a reconciliation of 97% for tonnes, 97% for grade and 94% for contained copper metal.

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Table 9.4
CSA Stope Reconciliation - Ore Mined vs Ore Reserve – 2019 to 2021

Year	Category	Tonnage	Grade	Contained Copper
		Mt	% Cu	kt
2019	Reserve Depleted	0.844	4.34	36.8
	Ore Mined (Mill Reconciled)	0.911	4.18	38.1
	Mined vs Reserve	108%	96%	104%
2020	Reserve Depleted	1.108	4.06	45.0
	Ore Mined (Mill Reconciled)	1.067	3.86	41.1
	Mined vs Reserve	96%	95%	91%
2021	Reserve Depleted	0.816	3.94	32.2
	Ore Mined (Mill Reconciled)	0.695	3.97	27.6
	Mined vs Reserve	85%	101%	86%
Overall		97%	97%	94%

Conclusion

BDA considers that both the CSA internal and the Cube independent resource estimates have been carried out professionally and are consistent with industry standards. The drilling, assaying, and density data is considered to provide an acceptable basis for resource estimation, and the geological modelling provides an appropriate framework. Annual reconciliations confirm that the resource estimates provide a reasonable guide to the in-situ tonnes and grade.

Cube has re-estimated parts of the CSA block model and confirmed the reasonableness of the estimates. The principal difference between the two estimates is that Cube has taken a less conservative view in terms of resource classification, with some of CSA’s Inferred blocks being re-categorised as Indicated and some of CSA’s unclassified blocks being re-categorised as Inferred, with a resultant increase of approximately 2Mt in the total Measured, Indicated and Inferred Mineral Resource estimate. BDA has reviewed the areas of re-classification and considers that Cube’s interpretations and categorisations are reasonable and appropriate.

BDA notes that there is substantial opportunity to further increase the resource with additional drilling, particularly in QTSN and QTSC, but also QTSS. BDA also notes that both the CSA and Cube estimates are based on hard hangingwall and footwall boundaries based generally on a 2.5% Cu cut off, and that there is significant potential in some areas to expand the width of the lodes beyond these hard boundaries.

In addition, catch- up of the substantial backlog of assaying will provide additional data on lode extensions and in-fill drilling and will potentially allow the definition of additional ore blocks and/or increase the confidence in already defined blocks.

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10.0	ORE RESERVE AND LIFE OF MINE INVENTORY

10.1	Definitions

The CSA Mineral Resources and Ore Reserves are classified according to the definitions of the Australasian Joint Ore Reserve Committee (JORC) Code (Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – The JORC Code – 2012 Edition – Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists, and Minerals Council of Australia).

A summary of the JORC Code Ore Reserve definitions is as follows:

An Ore Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying Factors are considerations used to convert Mineral Resources to Ore Reserves and include mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors.

•	A Proved Ore Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors (and the geological factors).

•	A Probable Ore Reserve is the economically mineable part of an Indicated Mineral Resource (or in some circumstances a Measured Mineral Resource). The confidence in the Modifying Factors applying to a Probable Reserve may be lower than that applying to a Proved Ore Reserve.

CSA’s estimated Ore Reserves represent those portions of the estimated Measured and Indicated Mineral Resources which can be mined economically under the defined parameters, and which are planned to be mined within designed underground stopes. The estimated Ore Reserves are included within the overall estimated Mineral Resources (ie. the Mineral Resources are stated inclusive of resource material used in the Ore Reserve estimate). Measured and Indicated Mineral Resources that are not included in Ore Reserves do not have demonstrated economic viability or are excluded due to other Modifying Factors. CSA’s estimated Proved and Probable Ore Reserves are based on Measured and Indicated Mineral Resources respectively.

A Mining Inventory is not a formal JORC category, but is a term widely used in the Mining Industry to denote a tonnage of ore-grade material planned to be mined, parts of which are not adequately defined by drilling and sampling or by detailed mine planning to be categorised as an Ore Reserve. The Mining Inventory may include material drilled only to an Inferred status or material based on projections of ore down dip or along strike of known mineralisation where there is a reasonable expectation that mineralisation extensions will be proved up with further drilling. A Mining Inventory is typically used for long-term and life of mine planning where the Ore Reserve is considered not to provide a complete picture of the long-term potential. It is commonly employed in an underground mining context where detailed drilling to define Ore Reserves is done from underground, but where, particularly in steeply dipping deposits, access to suitable sites for deep drilling or strike extensions is limited and is progressive as the mine development progresses in depth. Many such deposits have a historical record of consistently replacing mined reserves as the mine development extends in depth, providing a degree of confidence in the Mining Inventory projections.

10.2            Reserve Procedures

CMPL estimates Ore Reserves (“OR”) annually in December using the updated MRE and Void model to allow for mining depletion.

The mining method used at CSA is a combination of sublevel long-hole open stoping and Avoca stoping (for narrow ore lenses) with either paste or rock fill (discussed in more detail in Section 11). CSA uses Deswik® software (stope design and scheduling) for mine planning. A Mining Inventory is developed containing ore tonnes and grade from development and all designed stopes that pass certain economic evaluation criteria; this inventory is used for Life of Mine (LOM) planning. All development or stopes that contain >95% Measured resource blocks or >95% Measured and Indicated resource blocks are designated Proved and Probable reserves respectively and constitute the reported JORC-compliant Ore Reserve.

The principal parameters used for stope design and evaluation are as follows:

•	the stope cut-off grade used for the 2021 OR was 2.2% Cu (2.1% Cu in 2020) based on the site cost per tonne of ore mined (operating costs from stoping to mine gate including relevant sustaining capital costs) and the net smelter return (NSR) per tonne of copper metal produced

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•	dilution and recovery factors include allowance for overbreak dilution, fill dilution, and ore losses; the factors are applied based on historical stope performance; waste dilution is assumed to have zero copper and silver grade

•	for stopes classified as Proven (>95% Measured resource), any Indicated or Inferred material included in the stopes is treated as waste at zero copper and silver grade; for stopes classified as Probable (>95% Measured and Indicated resource), any Inferred material included in the stopes is treated as waste

•	development, which has to be mined to access the stopes, is treated as ore if >1% Cu

•	economic evaluation of each mining area or level requires that all stopes on that level or area must cover the access costs (ie. the operating and capital costs for vertical and lateral development); if the mining area or level does not have a positive operating margin, all the stopes and development are assigned ‘Not Economic’ in the Deswik scheduler.

BDA considers that the CSA reserve estimation procedures are generally appropriate. Estimating mine dilution at zero grade is a conservative assumption, given that much of the diluting material will carry some copper mineralisation.

10.3            CSA Ore Reserve Estimate

Table 10.1 shows a summary of the December 2021 CSA Ore Reserve (OR) estimate.

Table 10.1

CSA Ore Reserve Estimate - December 2021

System	Reserve	Tonnes	Cu	Cu Metal	Ag	Ag Metal
	Category	Mt	%	kt	g/t	Moz
All Systems	Proven	4.2	4.0	168	16	2.2
	Probable	2.6	3.6	94	15	1.2
	Total	6.8	3.8	262	16	3.4

 Note: Ore Reserves reported at a Stope breakeven cut off of 2.2% Cu and a Development breakeven cut off of 1.0% Cu; totals subject to rounding.

CSA updated the December 2020 OR in December 2021 after applying the following adjustments:

•	allowance for mine depletion of 1.2Mt

•	increase in stope cut off from 2.1% Cu to 2.2% Cu (resulting in a decrease of 0.3Mt); the cut-off grade was calculated using a NSR of A$6,569/t of ore

•	resource model changes resulting in an increase in reserves of 0.6Mt.

While Cube has recently updated the Mineral Resource estimate, the estimated Ore Reserve will be reviewed and updated as part of the standard 2022 Year End updates.

To comply with the JORC Code, the CSA estimated Ore Reserve is limited to Measured and Indicated resource material only, that also satisfies the OR economic criteria and modifying factors. However, due to the steeply dipping nature of the mineralised lenses, detailed drilling (sufficient to classify the material as Measured or Indicated) is limited in depth extent to 100-200m below the nearest suitable underground development horizon. Deeper drilling is relatively sparse, but nevertheless indicates continuity of the mineralised lenses in depth. As the drill density at depth is only sufficient to classify this material as Inferred, at best, it cannot be included in the Ore Reserves.

The estimated Ore Reserve thus represents a relatively conservative guide to the future mining potential. To provide a more realistic guide to the overall Life of Mine (LOM) potential CSA annually generates a Life of Asset (“LOA”) resource estimate which includes Inferred resources and projections of lenses down dip where there is good drilling and geological evidence that the mineralised lenses continue.

10.4            Mining Inventory

CSA Life of Mine Resource Estimate

CMPL undertakes an estimate of the Life of Mine resource in February each year (which it terms Life of Asset or LOA). This estimate incorporates any additions to the drill hole database and void model from the previous September, however, the principal difference between the JORC-compliant December MRE and the Life of Asset Resource Estimate is the inclusion in the latter of Inferred and Non-Classified material and projected lens extensions, being primarily projected lens material at depth. Confidence in these categories of mineralisation is not sufficient for inclusion in a JORC-compliant Ore Reserve estimate, but in CMPL’s opinion the LOA resource provides the best guide to the Life of Mine (LOM) potential and is used by CSA for LOM production planning and the LOM Budget Plan.

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Table 10.2 summarises the 2021 LOA resource; the estimate includes Non-Classified and projected depth extension material totalling 3.3Mt at 4.41% Cu containing 146kt of copper (comprising 18% of the LOA resource total copper metal).

Table 10.2

CSA Life of Asset (LOA) Mine Resource 2021

System	Resource/Material	Tonnes	Cu	Ag
	Category	Mt	%	g/t
QTS North	Measured	3.6	5.67	22.9
	Indicated	2.0	5.20	19.5
	Inferred	2.0	6.27	24.7
	Non-Classified	0.4	3.73	15.3
	Depth Extensions	1.4	4.74	19.5
	Subtotal	9.4	5.49	21.8
QTS Central	Measured	0.5	6.23	17.9
	Indicated	0.6	5.32	14.5
	Inferred	0.8	5.85	14.0
	Non-Classified	0.7	3.70	9.8
	Subtotal	2.6	5.25	13.8
Eastern	Measured	-	-	-
	Indicated	0.5	4.14	20.1
	Inferred	0.7	4.43	21.5
	Non-Classified	0.7	4.42	6.5
	Subtotal	1.9	4.35	15.8
Western	Measured	0.4	5.57	47.8
	Indicated	0.3	5.00	36.7
	Inferred	0.3	3.69	23.4
	Non-Classified	0.0	5.43	41.4
	Subtotal	1.1	4.86	37.5
QTS South	Measured	-	-	-
	Indicated	0.1	8.32	18.7
	Inferred	0.2	6.63	20.1
	Non-Classified	0.1	5.87	3.8
	Subtotal	0.4	6.66	13.6
All Systems	Measured	4.6	5.72	24.7
	Indicated	3.5	5.11	20.2
	Inferred	4.0	5.66	21.8
	Non-Classified	1.9	4.17	9.9
	Depth Extensions	1.4	4.74	19.5
	Total	15.3	5.29	20.6

 Note: Non-Classified is material estimated in Pass 3 of the resource block model grade estimation process – it is not included in Inferred resources and is not included in the JORC Mineral Resource Estimate; Depth Extension tonnes in QTSN are based on mineralised lens projections to 8060mRL

The principal area of depth extension incorporated in the LOA resource and LOM plans relates to QTSN, with mineralised lenses projected from 8300mRL to 8060mRL.

CSA’s current LOM plan from 2022 to 2036 (15-year mine life) is based on a Mining Inventory totalling 16.6Mt at 3.6% Cu containing 599kt of copper. The LOM Mining Inventory is based on the LOA resource but incorporates stope design factors, mining dilution and mining losses. The Mining Inventory based on the LOA resource incorporates:

•	stopes in the Ore Reserve (OR)

•	stopes that comprise >95% MII resources, designated Not in Reserve (“NIR”)

•	stopes that comprise >70% MII resources plus Non-Classified material designated Non-Classified (“NC”)

•	stopes based primarily on down dip projections designated “MNE”.

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The breakdown of the LOM Mining Inventory is shown in Table 10.3.

Table 10.3

CSA Life of Mine Mining Inventory - 2022 to 2036

System	Material	Tonnes	Cu	Cu Contained	Percentage
	Category	Mt	%	kt	(based on Cu kt)
QTS North	OR/NIR/NC/MNE	12.1	3.7	448	75
QTS Central	OR/NIR/NC	2.1	3.8	80	13
Eastern	OR/NIR/NC	1.4	2.9	41	7
Western	OR/NIR/NC	0.8	2.8	22	4
QTS South	OR/NIR/NC	0.2	4.1	9	1
Total	OR/NIR/NC/MNE	16.6	3.6	599	100
	OR	7.5	3.7	274	46
	NIR (Mainly Inferred)	3.9	3.6	141	24
	NC	3.7	3.7	137	23
	MNE	1.4	3.2	45	7

 Note: OR = Ore Reserve; NIR = Not in Reserve (Measured Indicated and Inferred Resources not included in OR); NC = Non-Classified material; MNE material = tonnes and grade based on QTSN mineralised lens projection to 8060mRL; all tonnes and grades inclusive of mining dilution and mining losses; totals subject to rounding.

BDA emphasises that of the above material, only the Measured and Indicated categories are considered to be sufficiently well-defined to be potentially convertible to JORC-compliant Ore Reserves. CSA’s current LOM Mining Inventory consists of approximately 46% Ore Reserves and 54% lower confidence material. While this certainly increases the risk inherent in the LOM projections, BDA accepts that with a steeply dipping underground orebody such as CSA, there will always be limitations on the extent of down dip drilling that can practically be achieved from underground development, and that there is a reasonable expectation that as development extends in depth, these Inferred resources and other lens projections will be progressively confirmed by drilling and upgraded into higher confidence categories. This expectation is reinforced by the long history of resource replacement as the CSA mine has extended in depth.

Therefore, while noting that there is a significant tonnage of non-reserve material included in the CSA LOM plan, BDA considers that the forecast depth extensions are not unreasonable and provide an acceptable basis for long term planning. Nevertheless, it must be emphasised that this material is based on limited drilling and/or extrapolation of data and there is no guarantee that further drilling will confirm all the extrapolated projections.

Conclusion

BDA considers that the CSA Ore Reserve estimate has been appropriately estimated in accordance with industry standards; the OR provides a reasonable guide to the short- term mining potential (next 5-6 years), but it provides a conservative guide to the LOM potential. The Cube resource estimate provides a slightly improved basis for a LOM guide, but both estimates are restricted by the limits imposed by the steep dip of the mineralised lodes and the lack of suitable underground drill sites to obtain systematic deep drill intersections. The backlog of drill hole assays also limits the resource block interpolation.

In these circumstances BDA considers it not unreasonable to incorporate down dip projections of mineralisation to provide a more realistic estimate of LOM potential, particularly given the long history of resource and reserve replacement, equalling or exceeding mining depletion. However, it is important to note that there is an increased level of uncertainty and risk with LOM projections based on Inferred resources or unclassified down dip projections.

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11.0	MINING, GEOTECHNICAL AND VENTILATION

11.1	Mining Methods

The CSA underground mine extracts approximately 1.1Mtpa of copper ore from five en-echelon steeply dipping orebodies, with current mining focused on the QTSN, QTSC and Western systems, with QTSN supplying the bulk of the ore and representing 80% of current Ore Reserves. Silver mineralisation accompanies the copper and contributes approximately 2% to revenue.

Mining methods employed at the CSA mine comprise conventional long-hole open stoping with cemented paste backfill in QTSN, and modified Avoca stoping in the Western and QTSC deposits; the Avoca method is a variation of sub-level stoping with progressive waste rock fill.

Figure 11 shows a schematic diagram of a typical long-hole open stope that has been partially extracted before filling together with a general arrangement of long-hole open stopes on three levels that are in the process of being extracted (brown coloured stopes) and then backfilled (white coloured stopes) with cemented paste fill supplied from a surface borehole. Long-hole open stoping has been used extensively over the life of the CSA mine, and is mechanised, cost-effective, and well suited to the geometry and operating conditions in QTSN.

In QTSN, sub-level intervals are 30m apart above 8580mRL, approximately 1,620m below surface (“mbs”). Below 8580mRL, the sub-level interval was increased to 40m leading to some negative impacts with increased ground failures and higher levels of overbreak and stope dilution; sub-level intervals have more recently been reduced to 35m. Stope dimensions are typically 20m long by 25m wide. Mining is non-entry and ground support is employed to control dilution and overbreak prior to the placement of backfill and to support extraction development.

Figure 12 shows a schematic cross section through a modified Avoca stoping sequence. This method is used in narrower orebodies such as QTS Central and relies on backfilling with waste rock to provide support as the ore is progressively blasted and removed from the stope. While an effective mining method at CSA, benefiting from having a degree of wall support from the waste rock at all times (long-hole open stopes have to be completely extracted before paste filling can commence), the Avoca stopes can suffer from higher ore losses, increased waste dilution, and backfilled waste rehandling.

The level interval in both the QTSC and Western systems is 30m; orebody widths are between 6-10m. In the modified Avoca method, mining begins in the central area of the ore zone and progresses towards both ends of the ore drives. The stopes are drilled with either upholes or downholes. A slot is established to create the initial void for subsequent stope firing. The rings are then fired in slices to a stope length as allowed by the stability assessment and then bogged clean. The empty stope is then filled with waste rock from the upper sub-level. The filled stope is then mucked out to a natural angle of repose and subsequent rings are blasted to a free face.

Diesel load- haul-dump (“LHD”) units load broken ore from the stopes into diesel-operated trucks. The ore is hauled from the stopes for up to 7-8km to the underground crushers located at the base of the two hoisting shafts. Truck haulage distances to the underground crushers will increase as stoping gets deeper, adding to truck cycle times, requiring more trucks, and adding to the ventilation requirements. The current mobile fleet includes a mix of 50t and 60t payload haul trucks which are in the process of being replaced with new 63t payload trucks. Improving average payloads across the operation, along with improved utilisation and cycle-time could assist in partially offsetting the increased haul distances at depth.

From the underground crusher, ore is hoisted to surface in the two hoisting shafts:

•	No. 1 shaft hoists from 10 level (895m underground) to surface, has a capacity of 700kt per annum (“ktpa”) and is used for ore and waste hoisting only; No. 1 shaft has recently been upgraded with a new headframe and double-drum winder

•	No. 2 shaft hoists from 9 level (810m underground) to surface, has a capacity of 1.6Mtpa and is used for both men and material hoisting and ore hoisting; No. 2 shaft has recently been upgraded with new Koepe winder and control system.

11.2            Manning and Organisation

Mining department manning as at end 2021 comprised 317 full-time employees, 6 part-time, and 3 casual, for a total of 326 mine employees from a total CSA workforce of 508. The organisational structure is reasonably typical, split into Production, Development, Services, Mobile Maintenance, and Technical Services. Each department is the responsibility of a Superintendent who reports to the Mining Manager. In general, the underground workforce is skilled and experienced.

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Backfill line
Backfilled Stopes
Fuel Station
RL 8680
RL 8640
RL8600
Airflow

Long-Hole Drilling and Blasting
Drill Access
Stope
Blasted Ore
Undercut
Draw Point
Transpot Drift
Loading Crosscut

Metals Acquisition Corp. CSA Mine

Figure 11	SCHEMATIC - LONGHOLE OPEN STOPING MINING METHOD
BDA - 0230-01-April 2022	Behre Dolbear Australia Pty Ltd

Upper Sublevel
55°
Fill
Lower Sublevel

Stage 1: Stope Mucked Out - Ready for Filling

Upper Sublevel
Fill
Lower Sublevel

Stage 2: Void Tight Filled from Same End

Upper Sublevel
Vertical
Downhole
Rings
55°
Fill
Lower Sublevel

Stage 3: Fill Mucked Out to Angle of Repose

Upper Sublevel
Fill
Lower Sublevel

Stage 4: Rings Blasted to Free Face

Metals Acquisition Corp.

CSA Mine

Figure 12	SCHEMATIC - AVOCA MINING METHOD
BDA - 0230-01-April 2022	Behre Dolbear Australia Pty Ltd

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CMPL reports that staff shortages have been a contributing factor to under-performance in the mine over the last two years. Several senior staff are employed on a fly-in fly-out (FIFO) basis and were impacted by COVID-19 travel restrictions.

CMPL’s forecast manning for 2022 for the entire operation is 576, with similar levels to be maintained for the next four years. There is a general shortage of suitably trained mine operators in Australia and the Cobar region is no different in this regard.

11.3            Mining Equipment

The existing underground mining fleet is industry standard, as summarised in the Table 11.1 below. One battery electric loader is being trialled at CSA and is reported to demonstrate good productivity over a 6-7-hour period, requiring 2-3 hours to recharge.

Table 11.1

Primary CSA Underground Mining Equipment

Make	Model	Quantity
Sandvik Cable bolter	DS421-C	2
Epiroc Simba Production Drill	E7C	2
Jumbo Development Drill	DD421-60C	3
Epiroc Truck	MT6020	7
Epiroc Truck	MT5020	3
Caterpillar Loader	R2900G	7
Epiroc Loader	ST14 BEV	1

Equipment performance differs between the fixed and mobile plant with availability and utilisation being reported as shown in Table 11.2 for the 2020 calendar year (data sourced from Glencore Full Potential Assessment). Maintenance of fixed and mobile equipment appears adequate and effective given the age of the equipment.

Table 11.2

Plant and Equipment Availability and Utilisation - 2000

Equipment	Development	Production	Loaders	Trucks	Hoist (both	Mill/Plant
	Drills	Drills			winders)
Availability	82%	81%	78%	77%	80%	94%
UoA	34%	24%	34%	33%	39%	92%
Productivity	18m/month	40m/shift	18t/ophr	12t/ophr	139t/ophr	146t/ophr

Note: UoA = Utilisation of Availability, ophr = Operating hour

CMPL reports that the current bottleneck in production relates to the bogging and trucking of ore. CMPL is currently in the process of purchasing and commissioning new equipment to replace the high-hour trucks and loaders. From the data presented, it is understood that a total of 9 trucks and 8 underground loaders will be replaced, with the delivery of the last assets anticipated to be in Quarter 1 (“Q1”) 2023. The loaders and trucks are being changed out to a new Sandvik diesel fleet. The replacement loaders are Sandvik 17.2t capacity LH517i. The replacement trucks are 63t Sandvik TH663i.

BDA considers that upgrading the ageing mobile equipment fleet is necessary and should improve availability. Standardisation of truck and loader models is sensible. However, the greater issue with all underground fixed and mobile equipment has been poor utilisation. BDA notes that this is an area of review for CMPL. Issues that have been identified include operator shortages, work site availability, downtime due to shift changes, refuelling and tramming time to the work site and less than optimal planning. CMPL has advised that it is working on improvements in these areas.

11.4            Geotechnical Conditions

Overview

Rockmass conditions are generally good in the upper areas of the mine, however mining at depth has been accompanied by a notable increase in stress response. Conditions associated with active production areas have historically been highly variable. The variable response of the rockmass to mining is a function of lithology and rockmass conditions, increasing depth and associated in-situ stress, and local extraction sequencing. The host rock mass at CSA comprises dominantly steeply dipping, thinly bedded siltstone. The bedding strikes north-northwest and dips west at 80°. The host rock mass also has a northerly trending axial planar cleavage that dips steeply east (80°). Within the siltstone unit, bedding and cleavage are the dominant structures with the intensity varying throughout the mine. In addition to the foliation, certain rock types have been altered to talc which has very low strength, cohesion and friction properties, and is therefore susceptible to deformation when exposed.

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Stress-driven shear and buckling damage leading to closure of underground excavations is common at depth, to the extent that single-pass intensive support and reinforcement is not always adequate to maintain serviceability over modest service-life periods. Progressive yielding of the highly bedded, strongly anisotropic rockmass has proven problematic in some instances, exacerbated by locally poor conditions associated with weak alteration zones, poor development positioning or geometries, and local extraction sequences.

The mineralisation is typically associated with a shear zone which can also impact on the footwall drive. High deformation and buckling ground conditions are experienced in the footwall shear zone, and in high stress locations in the ore-zone where drives are aligned with foliation and are impacted by the stoping stress abutment.

To mitigate these issues where possible, the development is preferably mined perpendicular to the foliation planes. Unmanageable conditions can be generated by high stress concentrations created by retreating to central accesses, whether these are crown pillars or central rib pillars.

BDA has reviewed the available geotechnical data, but the most recent specialist geotechnical consultant report “Numerical Assessment of Stope and Drift Stability - Itasca Australia Pty Ltd (“Itasca”) – dates from 2017.

Rock Strength and In-Situ Stress

Geotechnical core logging of RQD and Q Prime parameters is undertaken for all drilling and has been collected for over 20 years; this together with the detailed geology mapping completed on all development levels forms an excellent basis for assessing the ground conditions at the mine. Laboratory testing of rock strength indicates average uniaxial compressive strength of the unmineralised siltstone of 122 mega pascals (“MPa”) with an average density of 2.8t per cubic metre (“t/m3”) and for the mineralised siltstone, 156MPa with an average density of 3.48t/m3.

Stress measurements have been undertaken at the mine using several different methods. The results are reasonably consistent and are shown in Figure 13 as a depth to stress magnitude plot for the three principal horizontal stress orientations - Sigma 1: 278° (approximately east-west), Sigma 2: 185° (approximately north-south) and Sigma 3: (approximately southwest-northeast).

Figure 13

Principal Stress Magnitudes with Depth

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Currently the deepest mining level is the 8465mRL or 1,805mbs and the current mine design will complete mining at the 8045mRL or 2,200mbs. Due to the number and consistency of the stress measurements, there is reasonable confidence in the results, which indicate that at the current deepest mining level at 1,805mbs, the in-situ maximum principal stress is 61MPa. This is expected to increase to 72MPa at the final mining depth of 2,200mbs. Additional stress measurements are required to confirm the stress magnitudes and orientation at depth.

RQD block model plots of the ground conditions for the 8465 and 8205 QTSN levels demonstrate that there is no significant change to the ground conditions expected as the mine progresses with depth.

Mining Implications

QTSN contains 80% of the current Ore Reserves and accounts for 80% of the planned production, with lesser contributions from other areas, QTSC, QTSS and Western. QTSN is exploited using long-hole open stope mining, mined top down and backfilled with cemented paste fill (CPF). QTSC and Western lodes are mined using the Avoca mining method with loose rock fill (“LRF”) used to backfill the stopes.

In plan, QTSN consists of several thicker central lenses which taper to a single economic ore zone at the northern and southern extremities. The central section is amenable to transverse mining, allowing crosscut development perpendicular to the foliation. The extremities are mined using longitudinal stoping requiring strike development; narrower lenses are mined using an Avoca method with LRF used as backfill and have traditionally been mined early in the sequence before the transverse central area mining is complete. This layout minimises development, but results in high stress closure pillars being formed. CMPL is now changing this sequencing to mine the central stopes first and progress outwards (Figure 3).

Below 8580mRL the sublevel spacing was increased from 30m to 40m in QTSN with the intent of reducing the number of sublevels required and moving the sublevels out of the immediate high stress abutment below previously mined areas. However significant overbreak occurred in these stopes and future sublevel spacings have been reduced to 35m to prevent a repeat of these failures.

As mining gets deeper, and more of the orebody is extracted there will be an increase in the in-situ stress and the abutment stresses will become more severe. The underhand stoping method utilised in QTSN is considered appropriate to manage these conditions, but the stoping sequence may need to be modified.

The Avoca mining method is mined as a centre out mining method progressing both upwards and downwards in QTSC from the middle of the ore zone. This is a change from the past retreat to a central access, aimed at limiting the previous occurrences of unstable ground conditions and roof and wall failures. This method used for QTSC and the extremities of QTSN is still likely to result in some difficult and hazardous mining conditions with depth compared with long-hole open stoping and a higher risk of sterilisation of portions of the ore body.

Production Sequencing

A 2017 geotechnical report from Itasca Australia Pty Ltd (Itasca) recommended a change to a top-down, centre-out stope sequencing using CPF, instead of retreating to a central pillar and advancing upwards to a crown pillar, as was the practice at that time. For transverse stoping, the change to centre-out sequencing is facilitated by the multiple cross- cut accesses. However, centre- out benching requires additional footwall and crosscut development to provide access to the northern and southern ends of the orebodies, adding to development cost and time.

Figure 3 shows that a top-down centre-out sequence has been adopted for QTSN, but at QTSC the stoping is changing from bottom-up, retreating to a central pillar to centre out, mining both upwards and downwards. BDA understands that CMPL has prepared a revised LOM Plan in which QTSC is sequenced centre-out. BDA suggests that design input from geotechnical specialists will be an important component in optimising future mining operations.

Itasca suggested that the ground conditions can best be managed by top- down mining under CPF, adopting a center out retreat with a V-shaped chevron retreat between levels and the creation of a de-stress slot along the hangingwall to protect the footwall development and stopes. Reduction in stope dimensions (height) would likely improve operating conditions but would also add to the development requirements.

BDA considers the geotechnical risk to be medium; with risk-based mine design and sequencing, the risk should be manageable. BDA notes that despite efforts by CMPL to achieve higher annual production levels, annual output has remained around 1.1Mtpa. With increasing depth, difficult operating conditions and falling tonnes per vertical metre, any increase above this level will require careful planning and ongoing attention to equipment availabilities, utilisation, and ventilation.

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Ventilation Shafts

Recent raise-bored ventilation shafts have experienced failures in poor ground conditions, resulting in significant delays in establishing the ventilation systems in the lower parts of the mine. Itasca (2017) commented on the siting of planned ventilation raises in poor ground and recommended they be moved to locations with better ground conditions. Rectification work on these ventilation shafts is underway.

Ground Support

The ore drives are accessed from a footwall drive that is angled to cut across the strike of the ore body to minimise the effects of squeezing, however, extensive ground support and reinforcement is still required. Both the decline and the footwall drives are supported with mesh and fibre-reinforced shotcrete, together with rock bolts and 6-8m- long twin- strand cable bolts. Cross cut drives mined perpendicular to the foliation are supported with weld mesh and 2.4m rock bolts.

Whilst the cross cuts are generally stable, several sections of decline and the footwall drive show poor ground conditions despite the ground support installed. Drives that are aligned with the foliation in areas of high fracture frequency are more likely to deform and are susceptible to failure. Geotechnical modelling will be important to identify areas where unfavorable conditions are likely to occur, to allow appropriate mitigation methods (drive orientation and appropriate ground support) to be adopted.

AMC Consultants Pty Ltd (“AMC”) is currently engaged in a study to rationalise and optimise the ground support installations.

Seismicity

The mine has a seismic monitoring system installed for measuring the location and magnitude of seismic events. Despite the mining depths and high stresses, damaging seismicity has not been reported. This is most likely due to the absence of stiff rock units or stiff structures which can store the strain energy necessary for damaging seismic events, with the strain being taken up by movement on foliation planes.

11.5            Hydrogeology

There is minimal ground water inflow into the mine and this condition is not expected to change with depth. Groundwater has little impact on the geotechnical conditions in the mine and there is minimal need for mine dewatering.

11.6            Backfill

The principal mining method used of long-hole open stoping requires cemented backfill to fill the stopes post mining and prior to extracting adjacent stopes. Strength requirements are generally achieved by addition of up to 3% Portland cement by weight, giving a fill strength of 0.4Mpa; selected areas such as crown pillar extractions may require stronger cemented fill of around 1MPa, achieved with cement addition rates of about 6%. Isolated stopes are filled with un-cemented bulk fill only, using development waste and/or un-cemented paste fill.

In certain locations cemented rock fill (“CRF”) is used; CRF is a blend of development waste rock, Portland cement, and water, which is mixed in a dedicated mixing bay mined on each level where required. The CRF is placed into the stope before filling with uncemented rock fill.

With the introduction of paste fill, the original cemented hydraulic fill (“CHF”) plant is no longer utilised but is maintained in a ready to operate state.

Paste Fill

The paste fill plant was built in 2018 by Quattro Project Engineering (“QPE”) and was initially operated on a hire basis before the plant was purchased by CMPL in 2020, although the operation and maintenance of the plant is still contracted to QPE until October 2022 after which it will revert to CMPL to operate. Paste fill is obtained by removal of water from the full tailings stream through vacuum filters at the paste fill plant to produce filter cake and adding cement as required. The paste fill plant runs as required when fill is required to fill stopes; at other times process tailings are dewatered and stockpiled adjacent to the plant for future use. On average, 55% of the process tailings are used as paste fill, with the remaining 45% pumped directly to the STSF. An ongoing improvement process is underway that may result in reduction of cement usage, or use of alternative slag and lime blends to reduce cement usage.

CMPL advises that the paste fill design capacity is somewhat lower than the potential demand rate through the LOM, and that reliable operations may become an issue with the extension of the planned mine life.

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Paste Fill Reticulation

The paste fill is delivered from surface to 9430RL underground via a single 835m long borehole with an outer 250mm casing and inner replaceable casing of 110mm diameter.

The underground reticulation system comprises steel pipe rated to 10MPa. These lines connect with inter-level boreholes, three of which are cased with steel pipe; the remainder are unlined drill holes. The reticulation system is currently around 1,850m in total length. An expansion of the reticulation network is underway to the southern section of QTSN at depth, and into QTSC.

The elevation difference from the surface plant to the underground delivery points poses a risk of over-pressurisation of the reticulation system, with potential for bursts, blockages, and hazards to personnel. Consequently, a key facet of the system is automated control including pressure sensors. The single delivery borehole poses some reliability risk and may warrant consideration of establishing a second hole. CMPL considers blockages and pipe damage to be the main risks for the paste fill system but notes that the CHF system is still available in the event of any temporary interruption to the paste system.

Filling Status

In early 2020, stope filling was reported to be 10% behind budget, but this shortfall had reduced to 3% by the end of 2020. Discussions with mine management during the site visit suggest that available stope voids in the active mining areas have been filled. There is some uncertainty regarding the extent of stope voids remaining in the old mining areas in the upper levels of the mine, a major consideration for any plans to mine the remnant resources in the upper levels.

11.7            Ventilation

The ventilation system is based on four primary exhaust fans. The surface fans provide a combined volumetric flow rate of approximately 700m3 per second (“m3/s”) of contaminated air extracted out of the mine via a dedicated series of ventilation raises from the bottom of the mine to surface. Contaminants are mainly inhalable and respirable silica dust, diesel particulate matters, gaseous fumes (nitrogen dioxide and sulphur dioxide), and heat.

No. 1 Shaft, No. 2 Shaft, Fresh Air Raise 1 (“FAR1”) and the main decline from the surface are the primary fresh air intakes. The No. 2 Shaft accounts for about 40% of the total mine fresh air, FAR1 38%, No. 1 Shaft 12% and the decline 10%.

Underground auxiliary fans force-ventilate working areas with fresh air tapped from a series of staggered and interconnected fresh air raises.

The mine’s geothermal gradient is 2ºC per 100m; the air is chilled by surface refrigeration plants at No. 2 shaft, No. 1 Shaft and FAR1, (6MW, 4MW and 10MW respectively), down to 8ºC wet bulb (“WB”) to target a 24ºC WB fresh air temperature at 8460RL. With the current ventilation system, WB temperatures in the working areas of 8460RL are around 27°C WB, which is considered to be within industry safe working limits.

As mining gets deeper, sustained production will depend on developing sufficient mining fronts to support production output. QTSN remains the primary production area but development is behind target and there have been delays in establishing new mining levels. Production is supplemented from QTSC and Western stopes. The ventilation and cooling demand is driven by the increase in mining depth and number of mining areas and the increasing mining fleet required to support the targeted production. Currently ventilation and cooling requirements outstrip capacity, and this will remain the case until the planned and ongoing ventilation and cooling capacity upgrades are fully implemented.

Ventilation Upgrade Project

CMPL initiated an assessment of the primary ventilation and cooling systems in late 2017, with a feasibility study launched in 2018 to establish LOM ventilation and refrigeration requirements. CMPL completed this study October 2018, with costs adopted in the 2019 Business Plan. The Ventilation and Refrigeration Upgrade Project aims to ensure that CSA is able to achieve and sustain a 1.2- 1.3Mtpa production rate, with inclusion of mining area in QTSC to a depth of 2.1km with the trucking fleet gradually building to 14 truck units (60t payload). The upgrade project comprises two stages: Stage 1 is midway through implementation; CMPL considered Stage 2 to be optional and has deferred its commencement to allow for assessment of Stage 1 performance before committing additional expenditure.

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Stage 1 targets are summarised below:

•	increase primary airflow from 700m3/s to 1,000m3/s
•	replace or upgrade existing four primary surface exhaust fans located over two RARs from 4 x 1.35 megawatt equivalent (“MWE”) to 4 x 2.5MWE; new fans are on site and civils are complete for their installation
•	construct a new intake raise system (FAR2)
•	expand the ammonia refrigeration plant to double fixed-plant cooling capacity from 8 megawatt bulk air cooling (“MWBAC”) to 16MWBAC
•	relocate the existing 6MWBAC bulk air coolers from No.2 Shaft to FAR1 and No.1 Shaft
•	install new bulk air coolers at FAR1 rated at 8MWBAC
•	continue existing surface and underground rented cooling infrastructure of 10MWBAC
•	achieve total 24MWBAC cooling capacity.

BBE Consulting (Australasia) (“BBE”) has undertaken the Stage 2 ventilation and cooling study for the later stages of the LOM plan; the proposals include a new return air raise (RAR3) from surface to the lower levels of the mine and additional cooling capacity.

BDA considered that the current Stage 1 upgrade will not be adequate to maintain a workable mine environment for the currently proposed 15- year mine life and that the Stage 2 upgrades should be further defined and implemented, including the new RAR3.

BDA notes that the planned cooling capacity available in late 2022 is nominally 32MW, which matches the predicted LOM requirements. Most of the cooling upgrade expenditure beyond 2022 is likely to be directed towards replacement of leased cooling equipment with permanent plant.

The current hybrid push-pull ventilation system is inefficient and wastes airflow and cooling. The mine’s LOM ventilation airflow estimates did not take account of these inefficiencies and problems with inadequate airflow are likely to occur if this system is retained. Reversion to a conventional primary airflow distribution system would minimise these inefficiencies.

As underground ventilation requirements are predominantly driven by the number of diesel-powered mobile equipment units operating, an increased incorporation of battery/electric vehicles into the operation should have a positive impact on ventilation requirements in the future.

11.8            Mining Performance and Productivity

The stope tonnage and grade estimates depend on the stope design and dilution and recovery estimates. CMPL has provided a summary of stope reconciliations over the last ten years; the yearly stope production reconciliations to December 2021 show tonnage reconciliations from 96-113% with a ten-year average of 103%, copper grade reconciliation from 95-107% with a ten-year average of 104% and copper metal reconciliation from 91-111% with a ten-year average of 105%. Reconciliation data over the last three years, 2019, 2020 and 2021, is shown in Table 9.4 with stope tonnage, grade and contained copper averaging 97%, 97% and 94% respectively. BDA considers that reconciliation within ±5% is a good result; on average, there is a good match between the CSA reserve estimates and actual production, although there can be considerable variability from stope to stope and year to year.

The tonnage variability reflects principally stope overbreak and underbreak factors as well as dilution from fill and inability to recover all of the broken ore from the stope. Grade is also impacted by overbreak, underbreak, and fill dilution as well as the accuracy of the resource grade estimation.

Apart from sequencing requirements dictated by geotechnical conditions, the LOM schedule is constrained by the sequential nature of the stoping methods. The timing of production from each stope is dependent on development of access to the stope and completion of filling of adjacent, overlying, or underlying stopes. Development sufficient to provide access to alternative production areas is a critical component of the mine plan. To maintain or increase the overall production rate it is necessary to ensure that a sufficient number of production areas or fronts are available at any time.

During 2020, production drilling, stope production, backfilling, and capital development all trended below budget until September 2020, when there was a clear change in focus to increase capital development. This included ventilation works to decouple development from production and to get sufficiently ahead with development to avoid impacting on production capacity. By the end of 2020, production of 1.22Mt was ahead of budget, but mainly due to increased ore development; stope production was still under budget.

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In 2021, CSA produced 1.07Mt ore at 3.7% Cu, 13% below the budget of 1.23Mt ore at 3.8% Cu. Overall development lagged the budget targets by 27%. BDA understands that the underperformance relates to a combination of factors including personnel shortages, ventilation constraints, and deferment of capital development to prioritise ore production and development. Covid 19 travel restrictions and impacts on manning levels have also been contributing factors. A sustained effort will be required to increase development meterages and stope tonnages to meet the MAC LOM ore production targets of 1.2-1.3Mtpa. The ventilation upgrades and equipment replacement programmes underway will play a significant part in facilitating achievement of the planned production levels.

11.9            Waste Rock

A substantial tonnage of waste rock is generated each year from underground access development, including declines, vent raises, and level development outside the orebody. This tonnage, roughly 16% of the ore tonnage, must be disposed of underground or transported to the surface and stockpiled. Ideally, development waste rock is trammed by loader or hauled by truck from the development face to a nearby stope void that does not require 100% paste fill. However, suitable voids are not always available nearby and a considerable truck haul may be required for haulage of waste rock to more distant stope voids or, in the worst case, to surface.

Waste rock transport may also be undertaken in stages; waste may be tipped and stored in a stockpile bay or temporarily stored in a stope void, and later rehandled to its final destination. Waste haulage adds to demand for loaders, trucks, and labour resources and adds to costs.

Separately, consideration is being given to sources of waste rock for the construction of STSF Lifts 10 (construction to start in 2023) and Lift 11, the possible construction of a new TSF and accumulation of a stockpile of waste rock for the ultimate closure and rehabilitation of STSF.

Conclusions

CSA is a complex mine due to the various mining methods, the number of active stopes, the number of work areas, the depth, geotechnical challenges, backfill challenges and ventilation/cooling challenges. It is important to have contingency plans, so that should an adverse event occur, alternate access and working areas are available and any loss in production can be countered. The dominance of the QTS North orebody creates some concentration risk, and ideally resources in the other mineralised systems should be worked up to provide contingent ore sources. One of the critical aspects to achieving these objectives is to prioritise and increase development.

The CSA mine is a long-established operation, and some practices and procedures could benefit from a fresh approach. Geotechnical conditions become more difficult with depth and ventilation and cooling demands increase. Development and production in 2021 underperformed despite identification of issues in 2020 and actions to mitigate the problems. In January 2021, the Partners in Performance consulting group was engaged to undertake a “Full Potential Assessment” aimed at addressing mine performance issues and optimising operations, which appears to be yielding positive results.

The use of long-hole open stoping with cemented paste fill as the preferred mining method is appropriate. The Avoca method has been successful in the narrower lenses (principally QTS Central), but the method is labour and resources intensive, relatively expensive, and adds to the duration of the production cycle. It will become less viable as geotechnical stresses lead to poorer ground conditions in stopes, with the resultant higher levels of dilution and mining loss.

Over recent years, there has been a trend towards falling head grades delivered to surface. Grade reconciliations appear reasonable, but overbreak/underbreak performance and the resulting dilution and ore recovery are ongoing issues.

Copper production at CSA is mine-constrained. Considerable effort in recent years and the current capital expenditure programmes underway, are aimed at maximising ore production as the mine gets deeper. The push for ore production in excess of 1.2Mtpa is challenging, with some risks to mining quality and lower delivered grades.

With the mine progressively becoming deeper, rock stresses are increasing, and more ventilation and cooling will be required. In addition, the current resource estimate demonstrates that tonnes per vertical metre are diminishing with depth. However, it remains to be seen if this situation will improve with further exploration. With increasing depth, travel times for employees and equipment increase significantly and issues around ore and waste movement from the lower levels of the mine to the hoisting shaft or distant stope voids (in the case of waste rock) require coordinated planning and management. CMPL management has recognised that planning and sequencing of stoping operations, general mine planning and supervision are areas for improvement.

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While CMPL has committed to an essential replacement programme for underground trucks and loaders, utilisation rates for all underground equipment are low. This results in additional costs to keep extra equipment maintained and available; with improved utilisation, fewer pieces of equipment may be needed. Given the increasing ventilation and temperature constraints, battery/electric production trucks and loaders could be considered.

The underperformance in development and production in 2021 is despite identification of issues in 2020 and actions to mitigate the problems. The lag in capital development will require a concerted commitment and effort to catch up in the coming years.

Despite the combination of increasing geotechnical stress and the cleaved and bedded siltstone host rock, ground conditions at the base of the mine appear fair. A recent rockfall towards the bottom of the decline, convergence and buckling in some development drives and issues with a recent vent raise, are not unexpected. Changes to stope design and sequencing as well as positioning of access drives, declines and ventilation infrastructure and ground support practices are all being reassessed in light of the geotechnical conditions, and improvements are being made.

The mining operation needs to be geotechnically driven rather than purely maximising ore tonnes. A move to mining quality over quantity is required to match the geotechnical conditions and logistical challenges that come from mining at depth.

The ventilation and cooling upgrades and the Stage 2 upgrade (new RAR3) are likely to be essential components to improving the efficiency of the ventilation circuit and to support an extended mine life to 2036.

BDA considers the key mining risks to be:

•	the high stress environment at depth with risks of ground failures and impacts on production

•	high temperatures at depth requiring improved ventilation and cooling

•	mining activity sequencing, face availability and equipment utilisation to achieve production targets

•	mine development sufficiently in advance of production, to make additional faces/stopes available and provide production contingency

•	paste fill, with a second surface borehole required as back-up to the existing borehole.

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12.0            PROCESSING

12.1            Overview

The current CSA processing plant has been operating since 1967. It has operated well over the years and metallurgical performance has been good with copper recovery to flotation concentrate of around 97% producing concentrates grading averaging 26-27% Cu.

Design concentrator throughput is 1.4Mtpa, with design copper production of around 45-50ktpa plus approximately 450-520koz of contained silver in concentrate per year as a payable by-product (approximately 2% of revenue). However, concentrator throughput is limited by ore availability linked to production capacity from underground. In recent years this has averaged around 1.1Mtpa though MAC is targeting an increase to 1.2-1.3Mtpa.

Mill production history 2017-2021 is shown in Table 12.1.

Table 12.1

CSA Mill Production History 2017-2021

Description	Unit	2017	2018	2019	2020	2021
Ore Milled	kt	1,100	1,002	1,105	1,224	1,062
Milled Grade	% Cu	4.98	4.57	4.01	3.84	3.90
Contained Copper	kt	54.8	49.5	44.2	46.9	41.4
Copper Concentrate Tonnes	kt	211.4	171.6	162.9	172.2	157.3
Copper Concentrate Grade	% Cu	25.3	26.1	26.7	26.8	25.8
Copper Recovery to Conc.	% Cu	97.5	97.6	98.4	98.2	97.9
Cu Production	kt	53.4	44.8	43.5	46.2	40.5
Ag Production	koz	564	459	462	516	459

12.2            Underground Crushing

Underground ore is primary crushed underground to a nominal size passing 250mm using two 1,500mm (60 inch) by 1,200mm (48 inch) jaw crushers, located at the base of Shafts 1 and 2 (Levels 9 and 10). The crushed ore is hoisted to surface and conveyed to one of four 7,000t crushed ore bins on surface (Figure 14). Ore from these bins is conveyed via apron feeders to the SAG mills at the concentrator.

12.3            Concentrator Operations

The concentrator flowsheet (Figure 14) comprises:

•	Three grinding mills, each a Hardinge Cascade unit 6.6m (26ft) by 2.1m (7.2ft), operating as two semi-autogenous grinding (SAG) mills operating in either closed circuit or open circuit and a secondary ball mill operating in closed circuit. The two primary SAG mills are driven by 900W motors while the secondary ball mill is powered by a 1,130W motor. There is flexibility to arrange the three mills in different circuit configurations.

•	The ground product from the SAG mills passes via a series of hydrocyclones to the ball mill, with the oversize returning to the SAG mills. The ground product from the ball mills also passes through a bank of hydrocyclones to provide a particle size distribution of 80% passing 75 micron (“P80=75µm”) which is sent to the copper flotation circuit; oversize material is returned to the ball mill.

•	The flotation circuit has a number of circuit options, but effectively the circuit comprises rougher copper flotation followed by a scavenger recovery circuit. Scavenger concentrates are recycled to the rougher feed while rougher concentrates are fed to a cleaner circuit. The cleaner circuit is made up of cleaners followed by recleaners. Cleaner tailings are returned to the scavenger circuit; scavenger tailings are delivered to the paste backfill plant or discarded as final tailings. The recleaner concentrates are sent as final concentrates.

•	Recleaner concentrates are first thickened and then filtered in two plate and frame filters. Final filter cake moisture is about 9.5%. The concentrates are stored in a 25kt capacity concentrate storage shed awaiting loading into containers and rail transport to the Port of Newcastle for export.

•	Slurry from the paste backfill plant is sent to an hydrocyclone circuit with coarser underflow solids pumped underground as paste fill material. Hydrocyclone fines overflow is sent to the tailings thickener. Material from the tailings thickener is delivered to the tailings storage facility (TSF).

•	Tailings thickener overflow along with TSF decant is recycled to the plant.

BEHRE DOLBEAR

No. 2 Shaft
Koepe Winder
and Control System
No. 1 Shaft
Double Drum
Winder
-250 mm
-250 mm
Coarse Ore
Storage
(4 Bins)
Hydrocyclones
Hydrocyclones
-75μm
Apron
Feeders
SAG Mills (2)
Ball Mill (1)
9 Level (RL 840m Depth)
Concentrate
Underground
Crushing
10 Level (RL 940m Depth)
Conditioners
Scavenger
Flotation
(2 Banks)
Rougher Flotation (2 Banks)
Tailings
Concentrate
Disc Filter
Jameson Cell
Cleaner Scalper
Flotation
PASTE FILL
PLANT
Cement
Silo
Tailings
Cleaner
Flotation
Concentrate
Tailings
Jameson Cell
Re-Cleaner
Flotation
Concentrate
Thickener
Thickener Overflow to Re-Cycle
-60μm
Concentrate
Storage
Tank
Filter
Non-Paste
Material
Paste Fill to
Underground
TSF Decant Overflow
to Re-Cycle
Tailings Dam
Concentrate
Storage
Shed
(25 000 tonne)
Containers Loaded and Railed to Port

Metals Acquisition Corp. *CSA Mine*

Figure 14	PROCESS PLANT FLOWSHEET
BDA - 0230-01-April 2022	Behre Dolbear Australia Pty Ltd

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The metallurgical performance of the CSA plant is good. Copper recovery to concentrates from 2018 to 2020 averaged 98%, though this dropped to 92% in 2021; recovery of silver, the only by-product, averages about 80%. Concentrate Cu grades average about 26-27% Cu and about 80g/t Ag.

Plant operating time during 2021 was quite variable and utilisation was comparatively low; primarily related to ore feed supply from underground. Data for calendar year 2021 is summarised in Table 12.2.

Table 12.2

CSA Concentrator Performance January to December 2021

Item	Units	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Mill throughput	kt	89.7	60.2	74.7	109.6	66.7	91.3	82.5	93.0	81.1	84.0	111.2	117.2	1,062
Availability	%	96.9	91.7	97.6	99.4	96.9	85.3	91.4	98.1	97.6	86.4	98.9	93.4	94.5
Utilisation	%	78.6	58.4	65.3	83.7	56.1	74.8	53.9	67.4	62.7	58.5	92.1	91.5	40.3
Runtime	hrs	586	414	498	651	447	549	455	545	493	508	676	688	5,509
Plant throughput	t/h	158	145	150	168	149	166	181	171	164	165	165	170	162
Overall Utilisation	%	76.2	53.6	63.8	83.2	54.4	63.8	49.3	66.1	61.2	50.6	91.1	90.0	66.9

CMPL has investigated the feasibility of changing the sixty-year-old SAG mills which would reduce plant downtime significantly and allow some degree of throughput expansion. Planning is well advanced with this concept which will require a significant capital input and some downtime in the plant. CMPL is planning to replace the two SAG mills on a “like-for-like” basis in order to improve grinding circuit utilisation, targeting a return to around 91-93%. At 8,000 plant operating hours (91.3%), the annual throughput capacity should be about 1.45Mtpa, though actual mill throughput is likely to remain constrained by underground mine production levels until new ore sources are developed.

In a report assessing CSA’s expansion potential, it was noted that there are possibilities for third party “toll treating” options for about 0.4Mtpa.

CMPL has also reviewed water supply options to CSA. The current installed infrastructure is capable of supplying sufficient water to allow treatment of approximately 1.4Mtpa, however, an existing drought cap placed by government, restricts production to around 1.2Mtpa. BDA understands that given recent heavy rainfalls in Eastern Australia, this cap has been removed. . The major source of water for the CSA operation is the Cobar Water Board supply, piped from Nyngan. This is supplemented by on-site catchments and bore water. The government has recently announced an upgrade of the Nyngan to Cobar pipeline and pump stations to increase capacity and reduce water losses.

CMPL advises that the CSA operation experiences recruitment difficulties typical of remote sites. The site currently has critical maintenance positions open which it has been unable to fill for an extended period. A number of vacancies are being filled by technical service providers on contract.

12.4            Product

The copper concentrate produced by the CSA mine is clean and acceptable to off- take smelters. The concentrate grades, on average, about 26% Cu with payable silver at about 80g/t Ag. The concentrate contains no deleterious elements that would incur a penalty. The shipped concentrate has moisture levels of around 9.5%, which comply with the Transportable Moisture Limits for ocean freight. The particle size distribution for the shipped concentrates average 80% passing 62 micron (P80=62µm).

Concentrates from the processing plant are stored on-site in two large storage sheds located next to the rail siding and a loading station. Concentrate is loaded into special containers with removable covers and the containers loaded by front end loader (“FEL”) onto the train. Each train typically comprises 54 wagons carrying 108 containers containing approximately 2,900wmt of concentrate. At Newcastle Port the containers are offloaded using a forklift and placed into a tippler and emptied into a bulk storage shed. Ships are loaded using a FEL, belt feeders and conveyors; each shipment is typically 10-12,000wmt.

Conclusions

BDA considers the metallurgical performance at CSA to be good with high copper recoveries, reasonable copper concentrate grades and payable silver grades. Based on the consistency of ore feed quality and metallurgy over the years there is no reason to consider this performance will not be maintained. There is no suggestion that future ore variability will necessitate any blending.

Plant throughput performance deteriorated somewhat in 2021; utilisation levels are comparatively low, but the main limit to plant throughput is availability of ore from underground.

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The SAG mills as well as the coarse ore bins, are contributing to plant downtime. The changeout of the old SAG mills with new units (currently underway) will improve the grinding circuit availability, and throughputs of 1.4Mtpa should be possible. The coarse ore bins ahead of the SAG mills are in poor condition and also need refurbishing/change-out. CMPL also has plans to refurbish some of the old flotation cells.

The current government cap on water supplies may impose some restrictions on processing beyond a 1.2Mtpa feed rate. Some upgrade of the water delivery infrastructure may be required to support t plant capacity increases beyond 1.2Mtpa.

There are no issues with reagent supply and process control is satisfactory.

CSA suffers recruitment difficulties typical of remote sites; the plant currently has a number of maintenance vacancies which have been unable to be filled for some time; a number of vacancies are being filled by technical service providers on a contract basis.

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13.0	ENVIRONMENTAL AND COMMUNITY

13.1	Background

The Cobar area has been impacted by mining and agricultural activities since the 1880s. The existing landscape surrounding the CSA mine is characterised by mining infrastructure, tailings storage facilities, shafts, disturbed grasslands and soil and rock stockpiles. The native vegetation of the area has been impacted by clearing and overgrazing with the historic removal of much of the native vegetation resulting in erosion and extensive colonisation by invasive species. This has created a dense regrowth, referred to as ‘woody weeds’ or Invasive Native Species. The landscape has become highly modified and vulnerable to wind and water erosion, particularly those areas devoid of vegetation ground cover protection. The region surrounding the CSA mine is dominated by rangeland agriculture.

Conditions for reopening the mine in 1999 included concessions obtained from the New South Wales government, including the excision of three areas from the Mining Lease: the North Tailings Storage Facility (NTSF), an area of subsidence and adjacent waste rock dumps.

The CSA mine is located in an area of low undulating NNW trending rises and is associated with a broad, prominent hill, Elouera Hill, which rises approximately 30m above the surrounding landscape. The mine lies close to the local drainage divide between the catchments of Sandy Creek in the southwest and Yanda Creek to the northeast.

The climate of Cobar is semi-arid with evaporation typically exceeding rainfall by a ratio of 6:1. The mean annual rainfall for Cobar is approximately 400mm. During summer months, maximum temperatures typically range between 28-39ºC and during the winter months, maximum temperatures typically range between 13-20ºC. Rainfall and temperature records have been recorded from May 1962 and evaporation from November 1967.

The CSA mine is located in a non- environmentally sensitive Area of State Significance; as such, mining activities are subject to Part 4 of the Environmental Planning and Assessment Act 1979. However, because CMPL’s Development Consent was granted in 1995 before the State Environmental Planning Policy (State and Regional Development) 2011 came into force, its activities are classified as Non-State Significant Development based on the prior existing consent. The Cobar Shire Council (CSC) is the approval authority for most of the site development.

13.2            Mine Operating Plan

The Mine Operating Plan for the CSA mine is developed to satisfy the statutory requirements of CML5, the Environment Protection Licence EPL1864 and Development Consent No. 31:95, in accordance with the NSW Department of Planning, Industry and Environment under the Resources Regulator ESG3: Mining Operations Plan (MOP) Guidelines (September 2013) for Level 2 Mines.

13.3            Environmental Management and Reporting System

CSA mine operates under a documented Environmental Management System (EMS) that forms the basis of environmental management at CSA and includes procedures, standards and environmental management plans (EMPs) to ensure all regulatory requirements are met.

Statutory condition (R1.1) of CMPL’s environmental licence (EPL1864) requires it to submit annual statements of compliance for its Environmental Management System and practices. CMPL submits an Annual Return comprising a Statement of Compliance and a Monitoring and Complaints Summary to the NSW EPA in August each year. An Annual Environmental Management Report (“AEMR”) is compiled for the mine to fulfil the reporting requirements of the NSW Land and Property Management Authority, Dam Safety NSW, Cobar Shire Council (CSC) and the NSW Department of Planning, Industry and Environment.

13.4 Tailings and Waste Rock Storage

Tailings Storage

CSA Mine currently operates one tailings storage facility, the South Tailings Storage Facility or STSF (Figure 4).

The STSF comprises two separated compartments, referred to as the East and West mounds. The East mound has been active from 1965 through to 2008, operating as a conventional paddock-style TSF, and from 2009 to the present, operating as a Central Tailings Discharge (“CTD”) facility. The West mound was commissioned in 2007 to increase tailings storage capacity and is operated as a CTD facility.

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Tailings from the process plant flotation circuit are thickened in a high- rate thickener, and the underflow is sent to the paste fill plant or to the STSF. Supernatant water is collected in a dedicated decant dam for recycling to the process plant circuit.

The STSF average deposition rate is 55kt per month. At the current rate, based on the latest Stage 9 embankment raise, the STSF has capacity to store tailings up to April 2024. Further embankment raises, Stage 10 and Stage 11, are planned to be designed within the next 12 months.

The STSF appears to be well operated with no significant issues in relation to the facility’s integrity.

The North Tailings Storage Facility (NTSF) which lies adjacent to the northern boundary of the STSF, has been decommissioned and has been excised from the CSA Mine Lease (CML5); NTSF is owned by, and is the responsibility of, the New South Wales government.

At present, there are no additional tailings storage area options with planning approval, other than STSF Stages 10 and 11. BDA understands that CMPL has commenced preliminary work on potential additional TSF storage areas, including consideration of the currently excised NSTF which may offer an opportunity for further tailings storage.

Tailings Storage Facility Design Standards

Regulatory standards that currently apply to the STSF are Dam Safety NSW, Australian National Committee on Large Dams (ANCOLD) and the Glencore Protocol 14. Protocol 14 covers both dam safety and environmental aspects of the STSF with a consequence category assessment method based on the Canadian Dam Association (“CDA”) standards.

Based on Dam Safety NSW, ANCOLD and Glencore Protocol 14, the consequence category assigned to the STSF is ‘Significant’. In 2019, Dam Safety NSW updated its Dam Safety Regulation and methodologies, which require all ‘declared dams’ in New South Wales to adhere to the new regulations by 1 November 2021. The STSF is a ‘declared dam’ (Dam ID 497) and regulated by Dam Safety NSW.

In summary, the tailings management strategy adopted by CMPL is appropriate, and the design standards used incorporate a risk-based approach as required by local standards.

Waste Rock

Waste rock from underground development is backfilled into mined out stopes where possible, but any excess is hoisted or trucked to surface for storage on waste dumps. Most waste rock is classified as Non-Acid Forming (“NAF”) but around 30% of the waste material is classified as Potential Acid Forming (“PAF”) rock.

All waste rock materials are geochemically tested for issues related to acid rock drainage (“ARD”) and potential for metal leaching. Only suitable, low risk waste rock material is hoisted and stockpiled on the surface. Any geochemically unsuitable materials are integrated into the underground mining activities. The selection of appropriate ARD controls depends on several factors including the type and severity of expected environmental impacts and the opportunities available. Waste rock material is included in cemented rock fill (CRF) when available or backfilled into stopes to be filled with cemented paste fill (CPF).

13.5	Mine Rehabilitation and Closure Cost Estimate

It is a statutory requirement in New South Wales for operating mines to implement rehabilitation management plans. Both the plans themselves and forward works described in the plan are legally binding on the approved holder. The rehabilitation plan and the closure objectives and post-closure land uses outlined in the plan are linked to a rehabilitation cost estimate. The rehabilitation cost estimate is used as the basis for the financial assurance which holders are required to lodge with the government.

A rehabilitation cost estimate for CSA mine was prepared in November 2018 and that estimate has been used by CMPL as the basis for a more recent 2021 update of the cost of ‘imminent closure’, as opposed to progressive rehabilitation over the LOM. CMPL’s current estimate of closure costs to rehabilitate the existing disturbance area at CSA mine, if the mine closed today, totals approximately A$69M. In BDA’s opinion, given recent changes in government policy and requirements, this estimate is likely a minimum figure for the closure and rehabilitation costs. However, BDA notes that in practice, progressive rehabilitation is typically undertaken over the life of the mine, significantly reducing the final closure cost; MAC’s estimate of final closure cost based on progressive rehabilitation is A$37M.

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13.6	Community Awareness, Benefits and Government Relations

There is strong community support for the CSA operation and CMPL has a positive working relationship with CSC. This is not unexpected given that the CSA mine is the largest employer in the Cobar region, with approximately 500 employees and contractors.

CMPL is involved with a number of community projects including:

•	assistance with the establishment of regular air services between Sydney and Cobar in 2015

•	regular donations to local community initiatives

•	scholarships to students entering their final year of university.

Overall, there is strong local and state government support for the continuation of mining within the Cobar region.

13.7	Health and Safety – Summary Statistics

The 2020/21 safety statistics for the CSA mine extracted from CSA Monthly Reports are as follows:

•	The Lost Time Injury Frequency Rate (“LTIFR”) in December 2021 was zero. During 2021 there was a steady fall from 3.9 in January to 1.7 in October and zero in November and December 2021. For comparison, the Western Australian (WA) Mining Sector LTIFR in 2019/21 was 1.8, while for the WA (Gold Sector) it was 2.0

•	The Total Recordable Injury Frequency Rate (“TRIFR”) in December 2021 was 19.9. During 2021 there was a steady rise from 15.4 in July to 19.9 in December 2021. For comparison, the TRIFR for Queensland underground metal mines for 2018/19 was 17.0

•	The High Potential Injury Frequency Rate (“HPIFR”) in December 2021 was 12.1. During 2021 there was a steady fall from 16.4 in August to 12.1 in December 2021. For comparison, the HPIFR for Queensland underground metal mines for 2018/19 was 11.0.

Overall, the CSA injury safety statistics are similar to underground metal mining industry statistics for the states of Western Australia and Queensland.

Conclusion

CMPL operates under a documented Environmental Management System (EMS) which forms the basis of environmental management at CSA mine and includes appropriate procedures, standards and environmental management plans (EMP) to ensure all regulatory requirements are met.

BDA has not identified any material issues in respect of environmental approvals, compliance or the reporting requirements for the CSA mine. In BDA’s opinion, CMPL has identified potential environmental impacts likely to be associated with the CSA mine operations and has in-place appropriate mitigative design and operational measures to offset these potential impacts.

The Southern Tailings Storage Facility (STSF) has been operating consistently, storing approximately 55kt of tailings per month. At this rate, the STSF has capacity to store tailings up to April 2024. The planned future STSF embankment raises, Stages 10 and 11, are to be designed within the next 12 months to provided additional storage capacity. Independent reports confirm that the STSF is well operated with no significant issues in relation to the facility’s integrity.

The decommissioned North Tailings Storage Facility (NTSF) adjacent to the northern boundary of the STSF, is excised from the CSA mine lease (CML5) and is owned by the New South Wales government but is one of the options under consideration for additional tailings storage capacity.

CMPL’s 2021 estimate of closure costs, to rehabilitate the existing disturbance area at CSA mine, totals approximately A$69M should the mine close today. In BDA’s opinion, given recent changes in government policy and requirements, this estimate is likely a minimum figure for the future closure and rehabilitation costs. Recent changes to the NSW government rehabilitation standards and reporting requirements under the Mining Amendment (Standard Conditions of Mining Leases – Rehabilitation) Regulation 2021 are likely to lead to significant increases to rehabilitation cost estimates and timeframes. However, BDA notes that in practice, progressive rehabilitation is typically undertaken over the life of the mine, significantly reducing the final closure cost.

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14.0	PRODUCTION SCHEDULE AND LIFE OF MINE

14.1	Historical Production

The recent production history at CSA is shown in Table 14.1.

Table 14.1

CSA Mine - Production History 2017-2021

Description	Unit	2017	2018	2019	2020	2021
Ore Mined	kt	1,142	1,004	1,103	1,224	1,066
Ore Grade	% Cu	4.98	4.57	4.01	3.78	3.70
Waste Mined	kt	290	255	346	317	160
Total Material Moved	kt	1,432	1,260	1,450	1,541	1,225
Ore Milled	kt	1,100	1,002	1,105	1,224	1,062
Milled Grade	% Cu	4.98	4.57	4.01	3.84	3.90
Contained Copper	kt	54.8	49.5	44.2	46.9	41.4
Copper Concentrate Tonnes	kt	211.4	171.6	162.9	172.2	157.3
Copper Concentrate Grade	% Cu	25.3	26.1	26.7	26.8	25.8
Copper Recovery to Conc.	% Cu	97.5	97.6	98.4	98.2	97.9
Cu Production	kt	53.4	44.8	43.5	46.2	40.5
Ag Production	koz	564	459	462	516	459

Mined copper grades have generally been trending down over time. Recent history suggests that maintaining mining tonnages of around 1.2Mtpa is challenging. The 2020 underground production of 1.224Mtpa was a site record and was not achieved in 2021.

14.2	CMPL Life of Mine Plan

CMPL uses a Life of Asset (LOA) or LOM plan for long term planning and a four-year budget process for the short term. The purpose of the LOA process is to set the strategic course for the operation; this facilitates the establishment of long-term plans and targets for the operation.

The Annual Budget assesses the next four years of the operation, with most detail applying to the next two years. The Budget is based on historical performance with no potential upside, allowing for greater confidence in the minimum deliverables The four-year budget figures are incorporated in the first four years of the LOA plan.

Table 14.2 shows the first four years of the current CSA LOA plan.

Table 14.2

CSA LOA Summary (First Four Years)

Description	Unit	2022	2023	2024	2025	Total
Production
Ore Mined	tonnes	1,261,645	1,237,012	1,380,752	1,313,474	5,192,883
Waste Mined	tonnes	263,383	301,827	287,160	253,511	1,105,881
Ore Milled	tonnes	1,261,645	1,269,499	1,371,818	1,318,681	5,221,643
Cu Production	tonnes	43,036	44,810	50,720	47,751	186,317
Ag Production	ounces	413,825	460,251	491,839	473,029	1,838,943
Costs						551.818
Mining	A$M	135.353	139.593	139.600	137.273
Processing	A$M	21.285	21.364	22.405	21.864	86.918
G&A	A$M	22.785	22.790	22.836	22.800	91.211
Capital Transfers	A$M	-32.006	-35.807	-32.977	-27.153	-127.943
Total Op Costs	A$M	147.417	147.940	151.863	154.785	602.004
Op Costs/t ore	A$/t ore	116.84	119.59	109.99	117.84	115.93

The four-year plan shows an increase in annual production from the 2021 production of approximately 1.10Mt to 1.26Mt in 2022, then 1.3Mt from 2024 onwards. This production increase is supported by an increase in mine development rates, which will also assist in catching up on a backlog of development in recent years.

The CSA LOA production breakdown by orebody is shown in Figure 15. The dominance of the QTSN orebody is clearly shown.

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Figure 15

CSA LOA Production Schedule by Orebody

Key features in relation to the CSA LOA mining sequence and timing are summarised below:

2024

•	remnant pillar mining in upper QTSN and Eastern

•	lower QTS Central commences mining after access development is completed

2025

•	QTSC middle section commences mining

May 2028

•	QTSS commences mining

•	remnant mining in QTSN

•	QTSC completed

2032

•	QTSN continues deeper

•	QTSN remnant mining completed

•	other orebodies completed.

Ideally, as a contingency, at least 10 stopes should be available to offer production flexibility and back-up in the event of geotechnical issues or delays.

14.3	MAC Life of Mine Plan

MAC has reviewed the CSA LOA mine plan and adopted a similar plan in its Financial Model (“FM”) “Project Chariot - Financial Model_MAC_25012022_FD_SRK.xlsx” incorporating some improvements in underground equipment utilisation rates and productivity.

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Table 14.3 shows the first four years of the MAC LOM FM.

Table 14.3

MAC LOM Production Schedule Summary (First Four Years)

Description	Unit	2022	2023	2024	2025	Total
Ore Mined	tonnes	1,261,645	1,313,649	1,336,545	1,309,805	5,221,644
Ore Grade	% Cu	3.48	3.48	3.87	3.72	3.69
Ore Grade	g/t Ag	13.1	14.0	14.7	14.4	14.8
Waste Mined	tonnes	263,383	301,827	287,160	253,511	1,105,880
Ore Milled	tonnes	1,261,645	1,269,499	1,371,818	1,318,681	5,221,643
Milled Grade	% Cu	3.48	3.60	3.77	3.70	3.69
Milled Grade	g/t Ag	13.1	14.5	14.3	14.3	14.8
Cu Production	tonnes	42,853	44,565	50,455	47,541	185,414
Ag Production	ounces	413,825	460,251	491,839	473,029	1,838,943

Over the four-year forecast, the MAC schedule mines 0.6% more ore for a 0.5% reduction in copper production relative to the Glencore plan. For the next ten years, MAC is forecasting annual ore production of around 1.33Mtpa at grades of 3.4- 4.0% Cu.

BDA notes that MAC intends to undertake a thorough review of CSA cut-off grades, with some expectation that this review will lead to a lowering of the current 2.5% Cu resource cut off. This will also lead to a re- estimation of the Ore Reserve and a new LOM plan. The review will also consider several smaller satellite lodes within the mine environment that have been drilled but not included in the current Mineral Resource, as well as the resources contained in remnant ore blocks principally in the upper levels of the mine that may be readily brought into reserves. Such additional ore sources would provide production contingency and flexibility to help support a higher production rate and help offset the effects of deeper mining and a reduction in tonnes per vertical metre.

Conclusion

Recent mine ore production at CSA has been around 1.1Mtpa, with 1.22Mt at 3.78% Cu achieved in 2020. Production levels dropped to 1.07Mt in 2021 with Covid-19 travel restrictions, ventilation issues in the lower levels of the mine and poor equipment utilisation rates hampering production.

BDA considers that the improvements to mine ventilation and cooling currently underway, underground truck and loader replacements and a renewed focus on geotechnically driven mine sequencing and productivity improvements, should allow for some expansion of the recent annual ore production rates, while maintaining head grades. MAC’s anticipated annual production rates of around 1.3Mtpa are considered achievable once these upgrades have been completed.

Any lowering of the mined head grade, either through the general trend to lower copper grades over time and/or perhaps through a lowering of the cut-off grade, will need to be offset with higher ore production rates to maintain or increase copper metal delivered to the process plant. After completion of the planned change-out of the SAG mills (underway) together with associated upgrade works BDA considers that mill throughput in excess of 1.3Mtpa should be achievable.

Future production from the deeper levels within the CSA mine are expected to be impacted by lower tonnes per vertical metre necessitating high levels of development metres to maintain the same level of production, continued ventilation constraints until completion of ventilation and cooling upgrades, and increased ore and waste haulage from increasingly deeper levels of the mine. MAC plans to supplement ore production from the lower levels with production from shallower satellite orebodies and upper-level remnant ore, but these concepts are still to be detailed.

With ventilation upgrades and equipment replacements being implemented throughout 2022 and into 2023, and with a backlog of capital and stope development to be remedied, BDA considers that it may be 2024 before production rates can be materially raised beyond the current levels.

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15.0	CAPITAL COSTS

15.1	General

The SEC Guidelines for an S-K Report require that the report provides an estimate of capital costs, with the major components set out in tabular form, explaining the basis for the cost estimate, any contingency estimate and the accuracy level of the estimate.

Item 1302 of Regulation S-K sets out the requirements for capital cost estimates in initial assessments, preliminary feasibility studies and feasibility studies. In this case where the project has been in operation for many years and the capital expenditure is for upgrading existing facilities and for sustaining capital, BDA considers that the appropriate requirements are those for feasibility studies. These requirements are that a feasibility study must, at a minimum, have an accuracy level of approximately ±15% and a contingency range not exceeding 10%.

15.2	Capital Works

The principal capital works for the CSA mine for which capital costs have been estimated generally comprise:

•	underground mining capital works including upgrading of the ventilation and cooling facilities, maintenance of fixed and mobile plant, exploration and resource drilling and replacement of major equipment
•	upgrading the grinding circuit in the concentrator and on-going general sustaining capital for the concentrator
•	capitalised underground development
•	rehabilitation of project facilities at the end of the mine life.

15.3	Capital Cost Estimates

The Glencore forecast costs for capital works over the life of the mine, as set out in the Glencore Project Cost Model “Chariot I LOA Cost Model_VDR_Phase II.xlsx”, are summarised in Table 15.1.

Table 15.1

CSA Capital Cost Summary

Capital Category	2022	2023	2024	2025	2026	2027-38	Total
	A$M	A$M	A$M	A$M	A$M	A$M	A$M
Underground Capital
Ventilation and Cooling Upgrade	20.7	22.8	8.8				52.3
Maintenance - Mobile Plant	2.6	3.3	3.3	2.9	3.3	12.3	27.8
Maintenance - Fixed Plant	7.1	3.9	3.6	2.6	2.1	11.4	30.8
Geological Drilling	9.1	4.6	2.8	2.6	2.6	2.6	24.1
Other Costs	6.6	4.6	12.9	2.0	2.9	30.1	59.1
Major Equipment: Drills		2.1	2.1	2.1	2.1	2.1	10.4
Major Equipment: FELs			2.8	2.8	2.8	2.8	11.1
Major Equipment: Trucks	11.2	4.8	3.2	4.8	3.2	4.8	32.0
Major Equipment: Other	0.5	2.4					2.9
Underground Capital Subtotal	57.8	48.5	39.5	19.8	18.8	66.1	250.5
Processing Sustaining Capital	8.7	3.8	0.8	0.5		2.1	15.9
Capitalised Development	33.9	43.4	37.9	33.5	30.2	172.5	351.5
Rehabilitation Costs						37.1	37.1
Total	100.4	95.8	78.2	53.8	49.1	277.9	655.1

The capital costs have been estimated by Glencore as part of studies into the necessity for, and the feasibility of the upgrade works and as part of the Glencore budgeting processes and procedures for the sustaining capital works.

The capital cost estimate for the Ventilation and Cooling Upgrade works was prepared as part of a feasibility study carried out in 2018 by BBE Consulting, a Perth-based mine ventilation and refrigeration consultancy firm and documented in a feasibility study report dated 31 October 2018. The estimate was for a two-stage upgrade estimated to cost in total A$133M, of which A$67M was for the Stage 2 works. Glencore has not committed to the carrying out of the Stage 2 works and the Stage 2 costs are not included in the Glencore cost model.

While no basis of estimate is included in the feasibility study report, BBE has based the estimates on feasibility study standard engineering and budget quotations from prospective suppliers and contractors for the structural, mechanical and electrical works and on historical costs for underground development.

A Ventilation Upgrade Project Execution Plan was prepared by Glencore in 2019. It includes a capital cost budget for the upgrade of A$74M and states that a 10.6% contingency is included in the total.

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The Glencore Cost Model, “Chariot I LOA Cost Model_VDR_Phase II.xlsx”, shows A$26M as having been expended in 2021 and A$52M expected to be expended in the period 2022 to 2024.

Capitalised Maintenance Costs for mobile and fixed plant have been estimated from historical maintenance costs.

The estimates of Geological Drilling costs have been determined from the metres of drilling planned for each year until the end of 2027, applied to historical costs per metre.

Other Costs, which are included in the cost model as part of the underground capital total include costs for site services and the upgrading of processing facilities. The major components of Other Costs comprise the costs for:

•	mining projects including a replacement paste fill plant and underground paste fill reticulation, a diamond drilling workshop, subsidence area fencing and refuge chambers

•	site services including housing upgrades and IT upgrades

•	process plant replacement and upgrade works including flotation circuit modifications, concentrate train container replacement, TSF capacity increases, TSF compliance works, process plant general structural repairs, rail line maintenance, surface services upgrades and general site maintenance and upgrades.

The estimates of these Other Costs were determined by Glencore on the basis of quotations from prospective suppliers and contractors and the experience and expertise of Glencore management.

The Major Equipment capital costs are the costs for replacing equipment which has reached the end of its useful operating life. The numbers of each type of equipment have been taken from the mining equipment schedules described in Section 11 - Mining, Geotechnical and Ventilation. Unit costs for equipment items have been determined from historical costs and current budget prices from equipment suppliers.

Processing Sustaining Capital comprises the costs of the grinding circuit upgrade described in Section 11 - Processing. The costs of the grinding circuit upgrade were estimated at A$16.1M in a feasibility study carried out in July 2020 by Ausenco Pty Ltd (“Ausenco”), a Perth-based engineering consultancy firm with extensive experience and expertise in similar works in Western Australia. The basis of the Ausenco estimate is feasibility study engineering carried out by Ausenco, budget quotations for the supply and installation of mechanical and electrical equipment from prospective suppliers and contractors and for the civil and structural works, and benchmark unit costs from the Ausenco database. The estimate includes a 10% contingency.

Capitalised Development costs have been estimated from the CSA mine development schedule applied to historical unit costs.

The Rehabilitation Costs include the costs of rehabilitating the TSFs and, as noted in Section 13.5 of this report, are based on the estimate of costs determined in a rehabilitation closure review conducted in 2018 which was based on a closure cover of 200mm of rock and 200mm of topsoil.

15.4	Capital Projects - Status

Upgrading of the Ventilation and Cooling Facilities

The Ventilation and Cooling Upgrade commenced in the second half of 2019. Glencore advises that the project cost is forecast to exceed budget and that some delays are being experienced.

The 2019 Project Execution Plan for the ventilation upgrade project shows a budget of A$74M; the schedule shows the works commencing in Q2 2019 and being complete by the end of 2021. The Glencore Cost Model, “Chariot I LOA Cost Model_VDR_Phase II.xlsx”, shows A$26M as having been expended in 2021 and A$52M expected to be expended in the period 2022 to 2024.

The Glencore October 2021 management presentation indicates that the additional Fresh Air Raise (FAR2), replacement of the exhaust fans on the two primary Return Air Raises (RARs) and associated mechanical and electrical works for the Stage 1 project are not expected to be completed until the end of 2022. Completion of the underground network upgrade and surface cooling and refrigeration upgrades are forecast for completion in 2024.

Maintenance of Fixed and Mobile plant

The Fixed and Mobile Plant Maintenance capital programme is being carried out in accordance with the maintenance plans for the mining and processing facilities. The status of the maintenance is reported to be satisfactory as described in Section 11 - Mining, Geotechnical and Ventilation and Section 12 - Processing.

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Geological Drilling

Geological Drilling for resource definition is being carried out by CMPL in accordance with the CSA geological work plan and budget.

Replacement of Major Equipment

Major Equipment Replacement is being carried out as equipment items reach the end of their useful life. As discussed in Section 11, CSA is midway through replacement of the underground truck and loader fleet.

Process Sustaining Capital

The concentrator grinding circuit upgrade commenced in 2020. The Glencore October 2021 management presentation stated that project costs were forecast to meet budget but that the project schedule was experiencing some delays.

The 2020 Project Feasibility Study for the grinding circuit refurbishment project shows a capital cost estimate of A$16M and a schedule showing the works commencing in mid-2020 and being complete by the end of 2021.

The Glencore Cost Model, “Chariot I LOA Cost Model_VDR_Phase II.xlsx”, shows A$9M as having been expended in 2021 and A$7M expected to be expended in the period 2022 to 2023. The Glencore October 2021 management presentation indicates that one SAG mill is to be replaced in March 2022 and the other in April 2022. The project works are not expected to be completed until mid-2022.

Capitalised Underground Development

The capitalised underground development is proceeding as part of overall underground development in accordance with the mine plan as described in Section 11 - Mining, Geotechnical and Ventilation.

Rehabilitation of Project Facilities

No action has been taken in relation to the rehabilitation of project facilities apart from on-going rehabilitation of waste dumps and TSF facilities which form part of normal operations. Rehabilitation of mining, processing and infrastructure facilities will be undertaken at the end of the mine life.

Conclusion

The Glencore estimates and forecasts of capital expenditures are not supported by formal bases of estimates documents and detailed estimate backup. However, the information provided by Glencore in relation to the estimates indicate that, for the majority of the significant capital works, the estimates are based on feasibility study standard engineering and unit costs from quotations from prospective suppliers and contractors or historical costs records. The estimating methodology generally meets industry standards for feasibility study capital cost estimates.

While accuracy levels are not stated in the Glencore estimates, the methodology and data used for the preparation of the estimates would be expected to result in estimates with an accuracy level of around +15% and the estimates for the major capital works include contingency allowances of around 10%.

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16.0	OPERATING COSTS

16.1	Overview

CMPL moved from using a Pronto accounting system to SAP GmbH (“SAP”) business management software during 2021. This change also corresponded with changes to the CSA organisational structure resulting in some changes in the cost reporting, specifically moving some maintenance costs between the mining and processing area. Fixed plant maintenance costs are attributed to the Processing department as the fixed plant mechanical and electrical departments reside within this department.

Table 16.1 provides a site operating cost summary showing actual CSA operating costs for 2020 and 2021 and forecast operating cost estimates proposed by MAC for the following four years. It is worth noting that 2020 was a site record with 1.22Mt milled; 1.07Mt were milled in 2021.

Table 16.1

Site Operating Cost Summary

Description	Unit	2020A	2021A	2022F	2023F	2024F	2025F
Costs
Mining	US$M	85.9	83.0	77.3	78.6	80.6	83.3
Processing	US$M	14.1	19.0	15.7	15.9	16.7	16.3
General & Admin	US$M	15.9	22.5	15.3	15.4	15.6	15.9
Total Site Opex	US$M	115.9	124.5	108.3	109.8	112.9	115.5
Unit Costs
Total Opex	US$/t ore	94.68	116.87	85.84	83.59	84.47	88.21
Total Opex	US$/t Cu prod	1.14	1.39	1.15	1.12	1.01	1.10

Note: “Opex” = Operating Expenditure; “A” = actual operating costs from the CSA operation. “F” = forecast operating cost developed by MAC. AU$:US$ = 0.70

The MAC forecast operating costs are similar to the CMPL forecasts, with planned productivity improvements in underground production expected to reduce mining costs. MAC is also forecasting savings in equipment maintenance costs with the new underground fleet and savings in rental costs from the new ventilation cooling plants which are owned rather than leased. MAC is also forecasting a reduction in General and Administration costs with the removal of Glencore overhead charges.

BDA notes that CMPL identified productivity improvement some two years ago, prior to the peak of the Covid-19 pandemic, but appears to have had only modest success in achieving performance improvement or cost savings. Nevertheless, BDA recognises that there is opportunity for productivity improvements underground.

The CSA mine has a relatively high proportion of fixed costs; any performance improvement will lead to reduced unit operating costs. Figure 16 (lower) shows the breakdown of LOM operating costs with mining responsible for around 73% of site cash costs and 63% of total cash costs. Of the site mining costs, 62% relates to labour and contractor costs. Figure 16 (Upper) shows the build-up of average CSA LOM net cash costs of US$1.26/lb Cu and All in Sustaining costs of US$1.52/lb Cu, the latter figure including sustaining capital costs and silver credits.

Mine operating costs in Australia have seen substantial increases over the last two years due to Covid-19 induced labour shortages and material and logistic cost increases. While the Covid-19 influences are showing some signs of abating, skilled labour shortages remain acute at all mine sites, pushing up costs and impacting productivity.

16.2	Mining Costs

As discussed in Section 11, mining costs are expected to increase over time as mining gets deeper and tonnes per vertical metre reduce. There appears to be a trend towards declining grade and this, over time, will compound the expected cost increase when considered on a $/lb Cu basis. Productivity improvements will be needed to maintain the current level of unit costs. Table 16.2 tabulates actual mining costs for 2020 and 2021 and MAC forecasts for 2022-2025.

Table 16.2

Mining Cost Summary

Description	Unit	2020A	2021A	2022F	2023F	2024F	2025F
Ore Mined	kt	1,224	1,066	1,262	1,314	1,337	1,310
Copper Produced	Mlb	101.9	89.4	94.5	98.3	111.2	104.8
Mining Cost	US$M	85.90	83.03	77.28	78.56	80.65	83.34
Unit Mining Cost	US$/t ore	70.17	77.92	61.26	59.80	60.34	63.63
Unit Mining Cost	US$/lb Cu	0.84	0.93	0.82	0.80	0.73	0.80

BEHRE DOLBEAR

Total Net Cash Cost Build Up (Weighted Average by Payable Cu Production)[1]

USc/lb *Payable Copper*
86
16
16
12
6[2]
36[3]
10
162
152
126
Mining
Processing
G&A
Logistics (Freight)
Realization
Sust. capex
Ag credits
Net Cash Cost[1]
Net AISC[1]

1. Excluding TCRCs and standard Australian government royalties
2. Realization costs include concentrate export clearing costs, sampling, etc. payable on a wet metric tones basis
3. Including U/G and processing sustaining capex as well as capitalized development

G&A 13%
Processing 14%
Mining 73%

Direct Cash Cost Breakdown (LOM)

Realization 4%
Logistics (Freight) 8%
G&A 12%
Processing 12%
Mining 63%

Gross Cash Cost Breakdown[1] (LOM)

Metals Acquisition Corp. *CSA Mine*

Figure 16	CSA LOM OPERATING COST OVERVIEW
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The ore mining rate is forecast to increase from 2022 onwards to around 1.33Mtpa, with the unit ore mining cost decreasing from around US$75/t ore to around US$ 60/t ore. As noted, some 63% of mining costs are fixed in terms of labour and contractor costs. The projected 20% reduction in unit mining costs will rely on increasing mine output without increasing labour and with improved productivity. In BDA’s opinion, achieving these forecasts will be challenging given the increasing depth, ventilation requirements, and increased development requirements.

16.3	Process Operating Costs

The process operating costs are reasonably well documented in the CSA monthly reports. Table 16.3 tabulates actual processing costs for 2020 and 2021 and MAC’s forecasts for 2022-2025. BDA notes that 2020 tonnes milled figure was a site record, which would contribute to a lower unit cost per tonne milled given the fixed cost component. MAC is forecasting unit processing costs to be around US$12.30/t milled or US$0.16/lb Cu, which appears achievable if the mill throughput rates can be achieved.

Table 16.3

Processing Cost Summary

Description	Unit	2020A	2021A	2022F	2023F	2024F	2025F

Ore Milled	kt	1,224	1,062	1,262	1,269	1,372	1,319
Copper Produced	Mlb	101.9	89.4	94.5	98.3	111.2	104.8
Processing Cost	US$M	14.06	19.04	15.68	15.86	16.69	16.34
Unit Process Cost	US$/t milled	11.48	17.94	12.43	12.50	12.17	12.39
Unit Process Cost	US$/lb Cu	0.14	0.21	0.17	0.16	0.15	0.16

16.4	General and Administration Costs

Table 16.4 tabulates General and Administration (G&A) costs for 2020 and 2021 and MAC forecast costs for 2022-2025.

Table 16.4

General and Administration Cost Summary

Description	Unit	2020A	2021A	2022F	2023F	2024F	2025F

Ore Milled	kt	1,224	1,062	1,262	1,269	1,372	1,319
Copper Produced	Mlb	101.9	89.4	94.5	98.3	111.2	104.8
G&A Cost	US$M	15.94	22.46	15.34	15.38	15.57	15.86
Unit G&A Cost	US$/t milled	13.02	21.16	12.16	12.12	11.35	12.03
Unit G&A Cost	US$/lb Cu	0.16	0.25	0.16	0.16	0.14	0.15

The estimate assumes some modest savings in G&A costs compared with 2021 and removal of Glencore corporate overhead charges. Overall, the unit costs appear achievable provided the planned efficiencies are implemented and the mine and mill production forecasts can be achieved.

16.5	Realisation Costs and Offsite Costs Realisation Costs

Realisation and offsite costs comprise rail freight to Newcastle Port, concentrate storage at Newcastle, ship loading costs, sea freight, Treatment Charges and Refining Charges (“TCs and RCs”).

CSA actual costs for 2020 for rail costs averaged A$31.50/wmt (US$22.30), ship loading costs averaged A$22.30/wmt (US$15.80) and overseas shipping averaged A$83/wmt (US$59), totalling A$136.80/wmt (US$97.10).

MAC has assumed US$65/wmt for sea freight and handling in 2022 and US$50/wmt from 2023 onwards, plus an additional US$31/wmt for other freight and handling costs.

Treatment and Refining Charges

BDA’s review of CSA historical data suggests payment terms reasonably consistent with other copper concentrate offtake agreements including penalty terms, insurance and force majeure. Benchmark TCs and RCs typically vary year on year with the state of the copper concentrate market, but in 2021 the Benchmark TC was US$ 65/t and the RC was US$ 0.065/per payable pound of Cu. TCs and RCs have been lower than this in recent past and have trended higher as the concentrate market returns to a more normal state with the potential for benchmark terms to continue to trend higher.

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Conclusion

Recent direct site operating costs at CSA have been of the order of US$120M per annum for an operation delivering around 1.1 - 1.2Mtpa to the process plant. BDA recognises that there are reasonable opportunities to improve underground mining productivity, albeit that the longer-term expectation is for costs to increase due to increased depth, a possible decline in copper grades and increasing development and ventilation requirements.

BDA considers that the forecast 8% reduction in site operating costs, while at the same time increasing ore tonnes mined by some 20%, will be challenging, and will depend on the ability of the new owners, MAC, to institute significant operational efficiencies and work cultural changes. The productivity forecasts will be dependent on completion of the ventilation upgrades and increased capital development to access additional stoping areas.

Unit process operating costs have been reasonably steady over the years with some progressive increase over time as would be expected. The principal cost is Labour/Salaries followed by General Supplies which includes maintenance supplies as well as reagents and consumables; Power is third ranked. Labour comprises over 50% of mill operating costs which is quite unusual. Generally, fixed costs which are mostly labour, are no more than 40% of overall milling costs. The MAC financial model assumes a continuation of stable operating costs during the LOM. BDA considers that maintenance costs should reduce once the new grinding circuit is operational, though overall a gradual increase in unit operating costs over the years would be expected.

Historically G&A costs have been relatively stable, and this is the assumption in the MAC model though with some assumed unit cost savings based on increased mill throughput.

TC/RC charges typically vary annually and are subject to supply and demand and variations in copper price. The assumed LOM TC/RC of US$65/wmt and US$0.065/lb Cu respectively, are higher than recent benchmark settlements but low historically and may overestimate net sales revenue to be received by MAC over the long term.

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17.0	RISKS AND OPPORTUNITIES

17.1	Project Risks

When compared with many industrial and commercial operations, mining is a relatively high-risk business. Each orebody is unique. The nature of the orebody, the occurrence, quality, grade and mineralogy of the ore, and its behaviour during mining and processing can never be wholly predicted. Estimations of the tonnes and grade of a deposit are not precise calculations but are based on interpretation and on samples from drilling which, even at close drill hole spacing, remain very small samples of the whole orebody.

Mining is subject to geotechnical and hydrogeological risks, and in the case of deep underground mines, temperature and ventilation issues. Process throughput and recoveries are subject to consistency of ore types and mineralogy. Estimations of project capital and operating costs are rarely more accurate than ±10-15%. Mining project revenues are subject to variations in commodity prices and exchange rates.

In reviewing the CSA mine operation, BDA has considered areas where there is perceived technical risk to the operation, particularly where the risk component could materially impact the projected cashflows. However, BDA notes that in an established operation such as CSA, many of the uncertainties and risks are moderated by the long and relatively consistent history of operations and production.

Risk has been classified from low through to high. In Section 14.3 BDA has considered factors which may ameliorate some of the project risks.

Risk Component	Comments

Resources/Reserves Low Risk	The current Mineral Resources are generally well defined based on diamond drilling and underground mapping and sampling. The geology, geological controls and the lodes and mineralised systems are well understood. There is a long history of mining at CSA and systematic reconciliations undertaken monthly, quarterly and annually show that the resource models provide a reliable guide to the mineralisation and that the mine designs, recovery and dilution factors are realistic and achievable.

Logging, sampling, assaying and QA/QC systems are appropriate and consistent with industry standards.

The Ore Reserve estimate is based on the CMPL estimated Measured and Indicated resources. This is considered a conservative estimate as a review of the CMPL Inferred blocks suggests that certain of these could well be categorised as Indicated and hence available for conversion to reserves. This opinion has been confirmed by Cube acting as QP.

BDA also notes that CMPL’s practice of defining hard hangingwall and footwall boundaries at a 2.5% Cu cut off limits the width of the potentially mineable zone, and that in some areas there could be potential to increase the width of the mineable ore zone.

BDA notes that increasing depths bring geotechnical and temperature issues that require careful management, and that these factors could impact on the mineability of some blocks in the future. However, to date this aspect has been well managed and BDA does not consider that there is a significant risk to the current Ore Reserves.

Overall, BDA considers that the current resource and reserve estimates provide a reasonable, but probably conservative, guide to the in situ and recoverable mineralisation respectively.

There remain significant exploration targets within the mine area, most notably the down dip extensions of lodes which remain open at depth. Drilling at depth is relatively sparse, such that these projections cannot be incorporated into current reserves. Nevertheless, there is reasonable expectation that the mine life will extend well beyond the current reserve limits, and the mine has a long history of ongoing reserve replacement.

BEHRE DOLBEAR

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Risk Component	Comments

Underground Mining Medium Risk	CSA is a complex mine due to the various mining methods, the number of stopes, the number of work areas, the depth, geotechnical challenges, backfill challenges and ventilation/cooling challenges. It is unlikely that adverse events can be totally eliminated. It is therefore important to have contingency plans, so that should an adverse event occur, alternate access and working areas are available and any loss in production can be made up as quickly as possible. The future dominance of the QTS North orebodies creates some concentration risk. Resources in the other orebodies and exploration strategy should be worked up to provide contingent ore sources. One of the critical aspects to achieving these objectives is to prioritise and increase development.

With the mine progressively becoming deeper, rock stresses are increasing, and additional ventilation and cooling will be required. In addition, the current resource estimate indicates that tonnes per vertical metre are diminishing with depth. It remains to be seen if this situation will improve with further exploration. Importantly, with increasing depth, travel times for men and equipment increase significantly and issues around ore and waste movement from the lower levels of the mine to the hoisting shaft or distant stope voids (in the case of waste rock) require coordinated planning and management.

Paste fill is delivered underground via a single borehole from surface. A second borehole would reduce the risk of interruptions to the delivery of fill.

Over recent years, there has been a trend towards falling head grade delivered to surface. Undiluted grade reconciliation appears reasonable, but overbreak/underbreak performance and the resulting dilution and ore losses appear to be worsening. Mobile equipment utilisation has been poor and CSA management has recognised that mine planning, sequencing and scheduling of stoping operations need improvement. BDA considers that all these factors can be better managed and provide opportunity for MAC.

Processing Low Risk	Processing risk is low; the plant has a long operating history, and the ore has proved to have relatively consistent metallurgical characteristics. Recoveries are good and concentrate grades are as expected for a largely chalcopyrite deposit. There are no material deleterious elements. Short term, there could be some delays experienced during the grinding mill upgrades, which may temporarily restrict throughput and delay expected unit cost improvements. Processing costs could be affected by higher energy costs related to expected higher fuel costs worldwide. Labour problems have been experienced necessitating hiring of contract personnel and this is likely to continue.

Infrastructure, and Logistics Low Risk

Access to the mine is by sealed roads and a rail line which connect to national road and rail networks.  Power and water supply facilities utilise standard technology and present no significant technical challenges. Administration and communications facilities are relatively straightforward as are the arrangements for the export of concentrate product through the Port of Newcastle.

Tenement and Title Low Risk	The political environment in New South Wales remains generally positive to new mining developments and tenement and title approvals to date have been forthcoming as required. Given that the key project mining tenure is in place and environmental development approval has previously been granted, BDA considers that the risk due to tenement or title issues is low.

Project Approvals Low Risk	Mining projects in NSW (including expansions or modifications of existing projects) require development consent under the NSW EP&A Act.

The earliest statutory development consent held by CMPL for the CSA mine is Local Development Consent No. 31/95 and Amendment 97/98:33 approved by CSC in 1995 and 1998 which permits use of the CSA mine site by CMPL. Subsequent expansions and amendments of mining development at CSA mine have all been assessed and administered by the Cobar Shire Council.

Given that the key project approvals are in place and environmental development approval has been granted, BDA considers that the risk due to permitting or government approval issues is low.

BEHRE DOLBEAR

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Risk Component	Comments

Tailings and Waste	Tailings Storage
Management Low Risk	Regulatory standards that currently apply to the CSA mine’s STSF are Dam Safety NSW, ANCOLD and the Glencore Protocol 14. Protocol 14 covers both dam safety and environmental aspects of the STSF with a consequence category assessment method based on CDA standards.

Based on Dam Safety NSW, ANCOLD and Glencore Protocol 14, the consequence category assigned to the STSF is ‘Significant’. In 2019, Dam Safety NSW updated its Dam Safety Regulation and methodologies, which require all ‘declared dams’ in New South Wales to adhere to the new regulations by 1 November 2021. The STSF is a ‘declared dam’ (Dam ID 497) and regulated by Dam Safety NSW.

In summary, the tailings management strategy adopted by CMPL is considered appropriate, and the current design standards used incorporate a risk-based approach as required by local standards. BDA considers that the risk to dam safety is low.

Waste Rock

Waste rock from underground development is backfilled into mined-out stopes where possible, but any excess is hoisted to surface for storage on waste dumps. Most waste rock is classified as NAF but around 30% of the waste material is classified as PAF rock.

 All waste rock materials are geochemically tested for issues related to ARD and potential for metal leaching. Only suitable, low risk waste rock material is permitted to be hoisted and stockpiled on the surface. Any geochemically unsuitable materials are integrated into the underground mining activities. BDA considers that the risk of waste rock leaching metals in surface storage facilities is low.

Production Schedule Medium Risk	BDA considers that while ventilation upgrades and equipment replacements are being implemented throughout 2022 and into 2023, and the backlog of capital and stope development is caught up, there is some risk to advancing production rates beyond the current levels of 1.1 – 1.2Mtpa.

The expectation of a lower mined head grade through a combination of the general trend to lower copper grades over time and/or through a lowering of the cut-off grade, will need to be offset with higher ore production rates to maintain copper metal delivered to the process plant.

Future production from the deeper levels within the CSA mine is expected to be impacted by lower tonnes per vertical metre necessitating high levels of development metres to maintain the same level of production, continued ventilation constraints without further ventilation and cooling upgrades, and increased ore and waste haulage from increasingly lower levels to the underground crusher station and shaft hoisting. This production risk may be in part offset by supplementing ore production from the lower levels with production from new satellite orebodies and upper-level remnant ore.

Capital Costs Medium Risk	The estimating methodology and data used to prepare the capital cost estimates are generally in line with industry standards for feasibility study estimates.

The capital cost estimates for the major items of proposed capital works include project contingency allowances of around 10% of the estimates, which is consistent with the industry standard for contingency for a final feasibility study of 10-15%. However, resource project capital cost estimates are commonly subject to a significant risk of overruns even where, as in this case, the estimating data and methodology are reasonable and appropriate.

BEHRE DOLBEAR

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Risk Component	Comments

Operating Costs Medium Risk	BDA considers that forecasting an 8% reduction in total direct site operating costs (mainly in mining costs) while at the same time increasing ore tonnes mined by some 20% will be challenging, at least in the short term while operational and work cultural changes are being implemented by the new MAC owners and additional stoping areas are being developed and the Stage 1 ventilation upgrades completed.

Recent direct site operating costs at CSA have been of the order of US$120M per annum for an operation delivering around 1.1 - 1.2Mtpa to the process plant. BDA recognises that there are reasonable opportunities to improve underground mining productivity, albeit that the longer-term expectation is for unit costs to increase due to depth, a slight decline in copper grades and increasing development and ventilation requirements.

The MAC financial model assumes operating costs will remain relatively stable over the LOM. Some maintenance costs should reduce once the new grinding circuit is operational, however, overall there is likely to be a progressive increase in unit operating costs over the LOM.

Concentrate freight and realisation costs are constant in the model, but BDA suggests the freight charges are underestimated. TC/RC charges will vary annually according to supply/demand and copper price factors.

G&A costs are forecast to remain steady with some reductions in unit costs assumed in the financial model based on an increased mine and mill throughput.

Forecast concentrate freight charges may be underestimated. The assumed LOM TC/RC of US$65/wmt and US$0.065/lb Cu respectively, are low historically and may overestimate net sales revenue to be received by MAC.

Country and Political Risk Low Risk	The political environment in New South Wales remains generally positive towards metalliferous mining developments and tenement and title approvals for the CSA mine are all well established. Given that the CSA mine is well established in a historic mining area of the state and supported within the local community, BDA considers that the risk due to political or government administrative issues is low.

17.2            Risk Mitigation Factors

There are a number of factors which combine to reduce some of the identified risks; the principal amongst these are listed below:

•	The CSA mine has a long operating history and the Mineral Resource, Ore Reserve and mine production projections going forward are consistent with past performance.

•	Annual reconciliation of ore tonnes and grade mined against resource model forecasts provides confidence in the reasonableness of the resource and reserve projections.

•	The geological, mapping, sampling, assaying and QA/QC procedures are well established and consistent with industry standards. The geological data forms an acceptable basis for Mineral Resource and Ore Reserve estimation.

•	The significant backlog of drill hole assaying largely caused by Covid-19 staff shortages should provide opportunity to extend the resource categories once the data is received.

•	Removing the hard 2.5% Cu hanging wall and footwall boundaries in the resource estimation process would allow consideration of adjacent mineralisation and could increase the mineable width and tonnage in some areas.

•	There is significant exploration upside relating to both the known mineralisation systems within the Mining Lease and within the adjacent Exploration Licences covering the extensions of the major CSA mineralised structures.

•	Preparing mine plans and underground access to remnant ore zones will provide alternate stoping areas in the event of any stoping and congestion issues in the lower levels. There is extensive historical experience with the current and proposed mining methods and the potential risks are well documented. Increased in-mine exploration will assist in reducing future production dependence on QTS North.

BEHRE DOLBEAR

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•	The copper ore is generally high grade with no deleterious elements of any consequence. Metallurgical performance is good with consistent recoveries of 97-98% to a clean 26-27% Cu concentrate with payable silver.

•	The planned SAG mill replacements should lead to operating efficiencies and better plant utilisation, presenting opportunities to increase throughput and hence reduce unit operating costs. Increased throughput however will rely on the ability of the mine to deliver increased ore tonnages as well as adequate supplies of process water and power.

•	The CSA mine has a long operating history with an experienced and skilled workforce, mostly resident in Cobar. There is strong local community support for the CSA mine operation and CMPL has a positive working relationship with Cobar Shire Council. This is not unexpected given that the CSA mine is the largest employer in the Cobar region, with approximately 500 employees and contractors.

•	The New South Wales social and political environment appears generally favourable towards metal mining in the Cobar region which is increasingly becoming a metals mining hub in the more remote central-western part of the state.

•	CMPL has extensive experience in estimating the costs for, and carrying out, capital works at the mine site which mitigates against the risk of significant cost overruns in delivering capital works projects.

17.3            Project Opportunities

There are a number of opportunities to increase Mineral Resources and Ore Reserves, to increase throughput, to reduce costs and to extend the mine life. In BDA’s opinion, the principal opportunities are:

•	Extension of the known ore zones down plunge and in-mine exploration for new ore zones within reach of existing mine infrastructure, bringing currently identified adjacent lenses into the mine plan.

•	Reviewing the hard 2.5% Cu hangingwall and footwall boundaries which could lead to the mining of wider ore zones in some areas.

•	Systematic exploration of the surrounding exploration licences with several targets along known mineralised structures providing potential for new discoveries and extensions to mine life.

•	Undertaking mine planning work to identify and bring more remnant ore into the Ore Reserve and mine schedule. This will not only provide addition plant feed, but contingent ore sources in the event of any production issues in the deeper areas on the mine.

•	An extensive capital upgrade programme is well advanced by Glencore and will be largely completed by the end of 2022. MAC will reap the benefits of the upgrades to underground ventilation and cooling, mobile equipment replacements and SAG mill replacements.

•	Underground equipment availability is high (despite the aging fleet) but utilisation is low. Making full use of the equipment available is an obvious area for improved production.

•	Underground crushing, ore hoisting and process plant capacity are currently under-utilised; an increase in plant treatment rate should be possible with the new grinding mills, providing that the mine is able to deliver the ore and that adequate water and energy is available.

BEHRE DOLBEAR

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18.0            STATEMENT OF CAPABILITY

This report has been prepared by Mr Mark Faul as Project Manager, together with Mr Malcolm Hancock and Mr John McIntyre, Executive Directors of Behre Dolbear Australia Pty Limited, Mr George Brech, Mr Rolly Nice, Mr Richard Frew, Mr Adrian Brett and Ms Janet Epps, Senior Associates of BDA. BDA has undertaken a visit to the CSA mine site and has reviewed the mine operating data and technical and capital project reports including specialist consultant reports provided by MAC and Glencore through a virtual data room, as well as conducting technical discussions with CSA mine staff and consultants.

BDA is a full-service engineering and financial consulting firm, specialising in due diligence and Independent Expert reviews and valuations, Independent Engineer assignments and technical audits of resources, reserves, mining and processing operations and project feasibility studies. The parent company, Behre Dolbear & Company Inc., was founded in 1911 and is the oldest continuously operating mineral industry consulting firm in North America. Behre Dolbear has offices in Denver, New York, Toronto, London, Vancouver, Guadalajara, Santiago and Sydney. A summary of the BDA teams professional qualifications and experience is given below.

Mr Malcolm Hancock (BA, MA, FGS, FAusIMM, MIMM, MMICA, CP (Geol), MAIMVA) is a Principal and Executive Director of BDA. He is a geologist with more than 45 years of experience in the areas of resource/reserve estimation, reconciliation, exploration, project feasibility and development, mine geology and mining operations. Before joining BDA, he held executive positions responsible for geological and mining aspects of project acquisitions, feasibility studies, mine development and operations. He has been involved in the feasibility, construction, and commissioning of several mining operations. He has worked on both open pit and underground operations, on gold, copper, base metal, uranium, light metal and industrial mineral projects, and has undertaken the management and direction of many of BDA’s independent engineer operations in recent years. Mr Hancock has provided project direction, report management and editing.

Mr John McIntyre (BE (Min) Hon., FAusIMM, MMICA, CP (Min), MAIMVA) is a Principal and Managing Director of BDA. He is a mining engineer who has been involved in the Australian and international mining industry for more than 45 years, with operational and management experience in copper, lead, zinc, nickel, gold, uranium and coal in open pit and underground operations, including 5 years as a junior mining engineer in the CSA mine. He has been involved in numerous mining projects and operations, feasibility studies and technical and operational reviews in Australia, West Africa, New Zealand, North and South America, PNG and Southeast Asia. He has been a consultant for more than 30 years and has been Managing Director of BDA since 1994, involved in the development of the independent engineering and technical audit role. Mr McIntyre has provided project direction and was involved in the underground mining, geotechnical, hydrological and cost review.

Mr Mark Faul (BE. Min (Hons), MBA, MAppFin, FAusIMM, GAICD, MAIMVA) is General Manager of BDA is a mining engineer with extensive mining finance and investment experience with more than 35 years in the mining, resources investment banking and private equity investing in Australia, SE Asia, PNG, Africa, Europe and the Americas. His experience includes operations management, project feasibility and development, strategic planning, due diligence, cost assessment, financial modelling, project and corporate finance. He is experienced in a range of commodities, including gold, copper, nickel, base metals, platinum group metals, minor metals, diamonds and gemstones, rare earths, uranium, in both surface and underground mining, as well as coal seam gas and conventional oil & gas. He has extensive experience in mine management, economic analysis, project evaluation, valuation, risk management, project finance from a financier and investor prospective, and as a company director. Mr Faul was the Project Manager for this assignment, reviewing mining aspects, mine production plans, operating costs and compiling the report, and managing the review.

Mr George Brech (BSc. Geology, M.Sc. Engineering Geology, FAusIMM) is a Senior Associate of BDA with more than 45 years of experience in exploration and mining as an exploration and mine geologist. He is experienced in management, exploration, project evaluation, mine development, ore reserve estimation, feasibility studies, open pit mine production, exploration and mine data evaluation, and open pit slope engineering. He has worked in various capacities on a large number of projects providing geological expertise in Australia (14 years), in southern Africa (7 years) and Southeast Asia (20 years). He is familiar with a wide range of commodities including gold, nickel, copper, wolfram, magnesite, iron ore and coal. He has extensive experience in the areas of resource/reserve estimation, reconciliation, independent expert and due diligence reports. Mr Brech has reviewed the geological data and drilling, sampling and assaying review, resource/reserve assessment and grade control practices.

BEHRE DOLBEAR

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Mr Roland Nice (BSc, MAusIMM, LMCIM, MAIME, MIEAust, Chartered Engineer) is a Senior Associate of BDA with more than 40 years of experience as a professional metallurgical engineer. He has extensive experience in process engineering and operations, project evaluation, technical design and analysis. He has held senior management positions, including General Manager, Metallurgy and Concentrator Manager. Mr Nice has been closely involved with the process plant design, development and construction of gold, copper, uranium and base metal mines as well as numerous other metallurgical projects. He has worked principally in Australia, South America, Canada and Africa. Mr Nice has reviewed the metallurgical testwork, process plant design, plant performance and availability, plant capital and operating cost aspects.

Mr Richard Frew (BE Civil, MIE Aust) is a Senior Associate of BDA with more than 40 years’ experience as a planning, estimation and contracts engineer. He is experienced in contract management, feasibility study review, financial modelling, capital cost estimation, infrastructure, project controls, critical path analysis, project implementation and contract assessment. He has worked on a large number of projects providing management and project services to the owners or financiers, including major projects in Australia, the Philippines, Argentina, Mauritania, New Zealand and Romania. Mr Frew has reviewed the infrastructure, capital cost and project management aspects.

Ms Janet Epps BSc. (Geol), MSc. (Envir.), FAusIMM) is a Senior Associate of BDA with 40+ years’ experience as a specialist in environmental science and community issues management, policy development and regulatory consultancy services. Ms Epps has worked with the UN, World Bank, the IFC and the Multilateral Investment Guarantee Agency (MIGA), providing policy advice to a wide range of governments and other organisations on matters associated with the environmental and community issues management of resource projects. She has also worked extensively with the private sector and is widely experienced in environmental and social/community due diligence, audits and reviews of environmental and social management plans and policies, closure plans and gap analysis. Ms Epps has completed assignments in Australasia, Central, Eastern and South-East Asia (particularly China), Eastern Europe, Western Pacific (particularly Indonesia, Papua New Guinea and Philippines), CIS, Africa (Zambia, Malawi, Namibia, Mozambique, Botswana, Uganda), Middle East, Caribbean and North and South America. Ms Epps and Mr Brett have reviewed all relevant environmental aspects and social considerations, consistent with environmental standards and compliance, as well as closure plans.

Mr Adrian Brett (BSc (Hon) Geol., MSc, MEnvir. Law, FAusIMM) is a Senior Associate of BDA with more than 40 years’ experience in environmental and geo-science, including the fields of environmental planning and impact assessment, site contamination assessments, environmental audit, environmental law and policy analysis and the development of environmental guidelines and training manuals. He has worked in an advisory capacity with several United Nations, Australian and overseas government agencies. He has completed assignments in Australia, Indonesia, PNG, Thailand, Laos, the Philippines, the Middle East, Africa and South America. Mr Brett is widely experienced in environmental and social/community audits, reviews of environmental and social management plans and policies, closure plans and gap analysis. Mr Brett and Ms Epps have reviewed all relevant environmental aspects and social considerations, consistent with environmental standards and compliance, as well as closure plans.

BEHRE DOLBEAR

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19.0	INDEPENDENCE, RELIANCE, LIMITATIONS AND CONSENT

19.1	Statement of Independence

Neither the principals nor associates of BDA have any interest or entitlement in the securities or assets of MAC or Glencore. BDA will be paid a fee for this report comprising its normal professional rates and reimbursable expenses. The fee is not contingent on the conclusions of this report.

19.2	Reliance Statement

This Report has been prepared for MAC in relation to the funding of the potential acquisition of the CSA Copper Mine.

BDA has used consultants who are professionally qualified and are expert in their disciplines. BDA has diligently reviewed the relevant project data. BDA has relied upon data provided by MAC, Glencore and their advisors and consultants; BDA is unable to warrant the accuracy and completeness of the data provided by third parties but has found no reason to question the validity, completeness or accuracy of the data provided.

19.3	Limitations and Consent

This assessment has been based on data, reports and other information made available to BDA by MAC and Glencore and referred to in this report. BDA has been advised that the information is complete as to material details and is not misleading.

BDA has reviewed the data, reports and information provided and has used consultants with appropriate experience and expertise relevant to the various technical requirements. The opinions stated herein are given in good faith. BDA believes that the basic assumptions are factual and correct and the interpretations reasonable.

BDA does not accept any liability to any individual, organisation or company and takes no responsibility for any loss or damage arising from the use of this report, or information, data, or assumptions contained therein. With respect to the BDA report and use thereof by MAC, MAC agrees to indemnify and hold harmless BDA and its shareholders, directors, officers, and associates against any and all losses, claims, damages, liabilities or actions to which they or any of them may become subject under any securities act, statute or common law and will reimburse them on a current basis for any legal or other expenses incurred by them in connection with investigating any claims or defending any actions.

The report is provided to the Directors, advisors and shareholders of MAC for the purpose of assisting them in assessing the technical issues and associated risks of the project acquisition and should not be used or relied upon for any other purpose. The report does not constitute a technical or legal audit. Neither the whole nor any part of this report nor any reference thereto may be included in, or with, or attached to any document or used for any purpose without BDA’s written consent to the form and context in which it appears.

Yours faithfully

BEHRE DOLBEAR AUSTRALIA PTY LTD

/s/ Malcolm C Hancock	/s/ John S McIntyre
Malcolm C Hancock	John S McIntyre
Executive Director - BDA	Managing Director – BDA

BEHRE DOLBEAR

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APPENDIX 1

GLOSSARY - ABBREVIATIONS USED

Term/Abbreviation	Description

A$	Australian Dollar
Ag	Silver
ALS	Australian Laboratory Services
AMC	AMC Consultants Pty Ltd
ANCOLD	Australian National Committee on Large Dams
AEMR	Annual Environmental Management Report
Au	Gold
AuriCula	AuriCula Mines Pty Limited
Ausenco	Ausenco Pty Limited
BBE	BBE Consulting (Australasia)
BDA	Behre Dolbear Australia Pty Limited
Behre Dolbear	Behre Dolbear & Company Inc.
CDA	Canadian Dam Association
CHF	Cemented Hydraulic Fill
CMPL	Cobar Management Pty Limited
CPF	Cemented Paste Fill
CRF	Cemented Rock Fill
CSA	CSA Copper Mine
CSC	Cobar Shire Council
CTD	Central Tailings Discharge
Cu	Copper
Cube	Cube Consulting Pty Limited
DHEM	Drill Hole Electromagnetic (Survey)
DIDO	Drive-in Drive-out
DPIE	Department of Planning Infrastructure and Environment (in NSW)
EL	Exploration Licence
EMP	Environmental Management Plan
EMS	Environmental Management System
EPA	Environmental Protection Agency (in NSW)
EP&A Act	Environmental Planning and Assessment Act (in NSW)
FAR	Fresh Air Raise
FIFO	Fly-In Fly-Out
FW	Footwall
G&A	General and Administration
Glencore	Glencore Private Limited Company
g/t	Gram Per Tonne
GSM	Golden Shamrock Mines Pty Limited
ha	Hectare (10,000m2)
Helix	Helix Resources Limited
HPIFR	High Potential Injury Frequency Rate
HW	Hangingwall
ITASCA	ITASCA Australia Pty Limited
JORC Code	Joint Ore Reserve Committee (Australasian Resource/Reserve Code)
JV	Joint Venture
km	Kilometre
km2	Square Kilometre
koz	Thousand Ounces
kt	Thousand Tonnes
ktpa	Thousand Tonnes per Annum
kV	Kilovolts
lb	Pound
LFB	Lachlan Fold Belt
LHD	Load-Haul-Dump (Mining Units)
LHOS	Long Hole Open Stoping
LOA	Life of Asset (Resource Estimate or Financial Model)
LOM	Life of Mine
LTIFR	Lost Time Injury Frequency Rate
m	Metre
m3/s	Cubic Metres Per Second
µm	Micron
M	Million

BEHRE DOLBEAR

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GLOSSARY - ABBREVIATIONS USED CONTINUED

Term/Abbreviation	Description

MAC	Metals Acquisition Corporation
mbs	Metres Below Surface
ML/day	Megalitres per Day
MLpa	Megalitres per annum
MII	Measured, Indicated and Inferred (Mineral Resources)
mm	Millimetre
MNE	May Not Exist (Material in Mining Inventory)
MPa	Mega Pascal
MPL	Mining Purpose Lease
MRE	Mineral Resource Estimate
Mt	Million Tonnes
Mtpa	Million Tonnes Per Annum
MVA	Megavolt Ampere
MW	Megawatt
MWBAC	Megawatt Bulk Air Cooling
MWE	Megawatt Equivalent
NAF	Non-Acid Forming
NC	Non-Classified (Material in Mining Inventory)
NIR	Not In Reserve (Material in Mining Inventory)
NNE	North-Northeast
NNW	North-Northwest
NRAR	Natural Resource Access Regulator (in NSW)
NSR	Net Smelter Return
NSW	New South Wales
NTSF	Northern Tailings Storage Facility
OK	Ordinary Kriging
OR	Ore Reserves
Oxley	Oxley Exploration Pty Limited
P80	80% Passing
PAF	Potential Acid Forming
Q	Quarter (year)
QA/QC	Quality Assurance/Quality Control
QP	Qualified Person
QPE	Quattro Project Engineering
QTSC	QTS Central (Deposit)
QTSN	QTS North (Deposit)
QTSS	QTS South (Deposit)
RAR	Return Air Raise
RC	Reverse Circulation
RL	Relative Level
RQD	Rock Quality Designation
SAG	Semi-Autogenous Grinding (Mill)
SAP	SAP Business Management System
SEC	United States Securities and Exchange Commission
S-K Report	SEC Regulation S-K Technical Report
STSF	Southern Tailings Storage Facility
t	Tonne (1,000 Kilograms)
t/m3	Tonnes per Cubic Metre
the Transaction	1.5% Copper NSR Royalty to Glencore
Transaction Agreement	Definitive Sale and Purchase Agreement
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facility
US$	US Dollar
VDR	Virtual Dataroom
WB	Wet Bulb (Temperature)
wmt	Wet Metric Tonne

BEHRE DOLBEAR

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APPENDIX 2

SOURCES OF INFORMATION/REFERENCES

BDA visited the CSA project site at Cobar in New South Wales in March 2022. Meetings were held with technical and management staff and independent specialist consultants.

The principal reports and documents reviewed are listed below:

CSA Copper Project Reports

•	South Spur Rail Services Agreement. South Spur Rail Services Pty Ltd and CMPL. December 2009

•	AMC CSA Numerical Modelling - AMC Consultants, May 2012

•	CSA Site Water Management Plan - GHD, March 2013

•	CSA Mine Southern TSF Mid-2015 Surveillance Report - Golder, October 2015

•	CSA Mine Southern TSF Stage 9 Concept Design Summary - Golder, November 2015

•	CSA Mine Southern TSF Stage 9 Raise Design Report - Golder, 2017

•	Newcastle Shiploader Services Agreement - CMPL and Conports Pty Ltd, January 2017

•	ITASCA Mining at Depth Study 2017 - Itasca, December 2017

•	CSA Mine Ventilation and Refrigeration Feasibility Study (J18001-R004_Rev01) - BBE Consulting, October 2018

•	CSA Environmental Management Plan 2020 - CMPL, 2020

•	Offtake Agreement_v5 - Glencore 2020

•	District Exploration Overview - Glencore, January 2020

•	CSA-MP-05 Ground Control Management Plan - CMPL, July 2020

•	CSA Mine Mineral Resource Estimate - CMPL, December 2020

•	CSA Mine Ore Reserve Estimate Report Draft 4 - CMPL, December 2020

•	CSA Mine New Tailings Storage Facility Options - Golder, December 2020.

•	CSA Regional Exploration - Glencore, January 2021

•	CSA Mine Mining Operations Plan (MOP) 2021-2022 v1 - Cobar Management Pty Ltd, March 2021

•	CSA Mine Mining Operations Plan 2021-2022_v1 - CMPL, March 2021

•	CSA Mine Updated STSF Capacity Assessment - Golder, June 2021

•	CSA Mine Southern TSF Tailings Storage Capacity Assessment - Golder, June 2021

•	CSA Tenement Audit EOFY2021 Cobar Management Pty Ltd (CMPL) - Hetherington, 2021

•	CSA_TSM_004_Review of the In-Situ Principal Stress Magnitude and Directions - CMPL, September 2021

•	Information Memorandum, “Project Chariot – Confidential Information Memorandum.pdf” - Glencore, October 2021

•	CSA Mine Confidential Information Memorandum - Glencore, October 2021

•	2021 Mineral Resource and Ore Reserve Snapshot CSA Mine - Glencore Copper, November 2021

•	Cost Model, “Chariot I LOA Cost Model_VDR_Phase II.xlsx” - Glencore, December 2021

•	CSA Mine LOM Production Schedule_VDR spreadsheet - CMPL 2022

•	Diluted grades and tonnes reconciliation_2019-2021 (YTD)_VDR_Phase II spreadsheet - CMPL 2022

•	CSA Mine Chariot I LOA Cost Model_VDR_Phase II spreadsheet - CMPL 2022

•	CSA Mine 2022 Budget - CMPL 2022

•	CSA Mine LOA Organic Growth through Sustained Exploration - Glencore 2022

•	Project Chariot - Financial Model_MAC_25012022_FD_SRK - MAC, January 2022

•	CSA Mine Monthly Reports - CMPL, January 2019 to February 2022

•	Independent Technical Review CSA Mine - SRK Consulting Pty Ltd, February 2022

•	Metals Acquisition Corp. CSA Mine Investor Presentation - MAC, March 2022

•	CSA Mine Yearly Stope Production Reconciliations_2021_Dec spreadsheet - CMPL, March 2022

•	CSA Mineral Resource Estimate March 2022 - Cube Consulting Pty Ltd, April 2022

General Data

•	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves – Report of the Australasian Joint Ore Reserve Committee - Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia, December 2012 (the JORC Code)

•	Regulation S-K Part 229.1300 Disclosure by Registrants Engaged in Mining Operations, Item 1302 Qualified Person, Technical Report Summary and Technical Studies

BEHRE DOLBEAR